Exhibit 99.2

Ferroglobe PLC

Annual Report and Accounts 2023

Company Registration No. 09425113

Ferroglobe PLC

Annual Report and Accounts

Year ended 31 December 2023

Ferroglobe PLC

Annual Report and Accounts 2023

Ferroglobe PLC

GLOSSARY AND DEFINITIONS

Unless the context requires otherwise, the following definitions apply throughout this U.K. Annual Report and Accounts (including the Appendix, save as set out below):

“2023”	the financial year ended 31 December 2023;

“2022”	the financial year ended 31 December 2022;

“2024 AGM”	the Annual General Meeting of the Company, to be held in 2024;

“2023 Form 20-F”	the Company’s Form 20-F for the fiscal year ended 31 December 2023;

“ABL RCF”	the Credit and Security Agreement for a new $100 million North American asset-based revolving credit facility dated as of 30 June 2022, entered into between Globe and QSIP Canada ULC, as borrowers, and Bank of Montreal., as lender;

“ABL Revolver”	credit available under the ABL RCF;

“Adjusted EBITDA”	earnings before interest, tax, depreciation and amortisation, adjusted in accordance with Company’s adjustments announced as part of its earnings reports. Alternative Performance Measures are reconciled at Appendix 1;

“Alternative Performance Measures”	the non-IFRS financial metrics reconciled at Appendix 1;

“Aon”	Aon Plc;

“ARA”	this annual report and accounts for the financial year ended 31 December 2023;

“Articles”	the Articles of Association of the Company, from time to time;

“Auditor”	KPMG LLP., the Company’s independent U.K. statutory auditor;

“Board”	the Company’s board of directors;

“Business Combination”	the business combination of Globe and FerroAtlántica as the Company’s wholly owned subsidiaries on 23 December 2015;

“Business Combination Agreement”	the definitive transaction agreement entered into on 23 February 2015 (as amended and restated on 5 May 2015) by, among others, the Company, Grupo VM, FerroAtlántica and Globe;

“Capital”	net debt plus total equity. Alternative Performance Measures are reconciled at Appendix 1;

“CEO”, “Chief Executive Officer” or “Chief Executive”	the Chief Executive Officer of the Company, or where the context requires, of the relevant company or organization;

“Companies Act”	the U.K. Companies Act 2006;

“Company” or “Ferroglobe”	Ferroglobe PLC, a company incorporated in England and Wales with registered number 09425113 and whose registered office is at 5 Fleet Place, London EC4M 7RD, United Kingdom or, where the context requires, the Group;

“Consolidated Financial Statements”	(save in the supplemental attachment when it will have the meaning given below) these consolidated financial statements for the year ended 31 December 2023;

“Compensation Committee”	the compensation committee of the Company;

“EBITDA”	earnings before interest, tax, depreciation and amortisation;

“EIP”	the Ferroglobe PLC Equity Incentive Plan, adopted by the Board on 29 May 2016 and approved by shareholders on 29 June 2016;

“EU”	the European Union;

“Exchange Act”	the U.S. Securities Exchange Act of 1934 (as amended);

“Executive Chairman”	the executive chairman of the Company;

“Executive Directors” or “Executives”	the executive directors of the Company;

“Ferroglobe Spain Metals” or “Predecessor”	Ferroglobe Spain Metals (formerly Grupo FerroAtlántica, S.A.U.) a joint stock company organised under the laws of Spain, including (where the context so requires), its subsidiaries and subsidiary undertakings;

“Free cash-flow”	operating cash-flow less property, plant and equipment cash flows. Alternative Performance Measures are reconciled at Appendix 1;

“Ferroglobe USA” or “Globe” or “GSM”	Ferroglobe USA (formerly Globe Specialty Metals, Inc.), a Delaware corporation, including (whether the context requires) its subsidiaries and subsidiary undertakings;

“Group”	the Company and its subsidiaries;

“Grupo VM”	Grupo Villar Mir, S.A.U.;

“IASB”	International Accounting Standards Board;

“IFRS”	International Financial Reporting Standards;

“KPI”	key performance indicator;

“NASDAQ”	the NASDAQ Global Select Market;

“NASDAQ Rules”	the NASDAQ Stock Market Rules;

“Net debt”	bank borrowings (excluding factoring programs), debt instruments, and other financial liabilities, less cash and cash equivalents. Alternative Performance Measures are reconciled at Appendix 1;

“Non-Executive Directors” or “NEDs”	the non-executive directors of the Company;

“Reinstated Senior Notes”	refer to the notes issued in exchange of 98.588% of the 9.375% Senior Notes due 2022 issued by Ferroglobe Finance Company PLC and Globe due December 2025;

“Super Senior Notes”	refer to the 9% senior secured notes due 2025 issued by Ferroglobe Finance Company, PLC and redeemed in July 2022;

“Ordinary Shares”	the ordinary shares of $0.01 each in the capital of the Company;

“Policy”	the directors’ remuneration policy in force from time to time;

“SHA”	the amended and restated shareholders agreement between Group VM and the Company dated 22 November 2017, as amended on 23 January 2018, 13 May 2021 and 29 July 2021;

“SEC”	the U.S. Securities and Exchange Commission;

“SOX”	the U.S. Sarbanes-Oxley Act of 2002;

“Subactivity”	incremental cost incurred at the plants in special circumstances, such as unscheduled shutdowns due to an unexpected breakdown that needs to be repaired, and idling facilities/mothball;

“U.K.”	the United Kingdom of Great Britain and Northern Ireland;

“U.S.”	the United States of America;

“Working capital”	inventories and trade and other receivables, less trade and other payables. Alternative Performance Measures are reconciled at Appendix 1;

“$”	U.S. dollars.

In the separate attachment hereto only (and for the avoidance of doubt, not in the remainder of this U.K. Annual Report and Accounts), the following phrase has the meaning given below:

“Consolidated Financial Statements”	the audited consolidated financial statements of Ferroglobe and its subsidiaries as of 31 December 2023, 2022 and 2021 and for each of the years ended 31 December 2023, 2022 and 2021, including the related notes thereto, prepared in accordance with IFRS, as filed on SEC Form 20-F.

Ferroglobe PLC

U.K Annual Report and Accounts 2023

Officers and professional advisers

Directors
Javier López Madrid
Marta Amusategui
Rafael Barrilero Yarnoz
Bruce Crockett
Stuart Eizenstat
Marco Levi
Nicolas de Santis Manuel Garrido y Ruano
Belén Villalonga
Juan Villar-Mir de Fuentes
Silvia Villar-Mir de Fuentes

Company Secretary
Thomas Wiesner

Registered Address
5 Fleet Place
London
EC4M 7RD

Auditor
KPMG LLP
Statutory Auditor
15 Canada Square E14 5GL London

Ferroglobe PLC

Introduction

Ferroglobe PLC is a public limited company incorporated under the laws of England and Wales under Company Number: 09425113. Ferroglobe PLC and subsidiaries (the “Company” or “Ferroglobe”) is among the world’s largest producers of silicon metal and silicon-based alloys, important ingredients in a variety of industrial and consumer products. The Company’s customers include major silicone chemical, aluminum and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers. Additionally, the Company was operating hydroelectric plants (hereinafter “energy business”) in Spain until 2019 and is still operating in France.

The Company was incorporated in 2015 and its Ordinary Shares are listed for trading on the NASDAQ in U.S. dollars under the symbol “GSM”.

The Company is subject to disclosure obligations in the U.S. and the U.K. While some of these disclosure requirements overlap or are otherwise similar, some differ and require distinct disclosures. Pursuant to the requirements of the Companies Act, this document includes our directors’ strategic report, directors’ report, remuneration report and required financial information (including our statutory accounts and statutory auditor’s report for the reporting period commencing 1 January 2023 and ending 31 December 2023), which together comprise our U.K. annual reports and accounts for the period ended 31 December 2023 (the “U.K. Annual Report and Accounts”).

We are also subject to the information and reporting requirements of the Exchange Act, regulations and other guidance issued by the SEC and the NASDAQ listing standards applicable to foreign private issuers. In accordance with the Exchange Act, we are required to file annual and periodic reports and other information with the SEC, including, without limitation, our 2023 Form 20-F. Certain other announcements made by the Company are furnished to the SEC on Form 6-K. Our status as a foreign private issuer requires the Company to comply with various corporate governance practices under SOX, as well as related rules implemented by the SEC. In addition, NASDAQ Rules permit foreign private issuers to follow home country practice in lieu of the NASDAQ corporate governance standards, subject to certain exemptions and except to the extent that such exemptions would be contrary to U.S. federal securities law.

We have provided as a separate attachment to the U.K. Annual Report and Accounts extracts from the 2023 Form 20-F to assist shareholders in assessing the Group’s performance and results. Investors may obtain the full 2023 Form 20-F, without charge, from the SEC at the SEC’s website at www.sec.gov or from our website at www.ferroglobe.com. Unless expressly stated otherwise, the information on our website is not part of this U.K. Annual Report and is not incorporated by reference herein.

The capitalized terms used throughout the U.K. Annual Report and Accounts are defined in the Glossary and Definitions section of this U.K. Annual Report unless otherwise indicated. In the following text, the terms “we,” “our,” “the Company”, “our Company” and “us” may refer, as the context requires, to Ferroglobe or collectively to Ferroglobe and its subsidiaries. Throughout the U.K. Annual Report, rounding has been applied and numbers given and totals aggregated may differ in consequence.

Chairman’s Letter to Shareholders

Dear Fellow Shareholders,

First, I want to thank our most valuable asset, the employees, for their strong commitment and contribution to Ferroglobe. Your dedication has enabled the company to continue providing excellent service to our customers across the globe, and with your resilience, we have made significant progress as a company. Together, we are building a stronger, more efficient, competitive and sustainable Ferroglobe. I would be remiss if I didn’t also thank our partners, suppliers and shareholders who have continued to support our journey over the past years.

Across the globe, 2023 was another year of significant uncertainties and challenges on multiple fronts, both geopolitical and economic. The war continued in Ukraine, a new conflict erupted in the Middle East, and inflation led central banks to increase interest rates with many countries experiencing slowing economic growth. In spite of these difficulties, we remain steadfast in our mission to drive innovation of critical materials essential to a sustainable future..

2023 PERFORMANCE

After the record-breaking performance in 2022, we had another successful year in 2023 despite declining prices throughout most of the year.

For the full year, consolidated revenue decreased 36%, from $2,598 million in 2022 to $1,650 million in 2023, adjusted EBITDA fell from $860 million in 2022 to $315 million in 2023, and consolidated operating profit of $660 million in 2022 contracted to $197 million in 2023 due to soft market conditions, which affected prices and volumes.

Even though our profitability declined in 2023, we still posted a solid EBITDA and, more importantly, continued to deliver strong cash flow during the year with an operating cash flow of $178 million and free cash flow of $95 million. These strong results were made possible by the strategy we began executing in prior years to optimize our footprint, focus on continuous improvement, and embrace commercial excellence while rightsizing our cost structure.

There are more details on the Company’s key performance indicators on page 153.

STRENGTHENING OUR BALANCE SHEET

Ferroglobe strengthened its financial position during the year by successfully executing its strategy to reduce debt. By redeeming $150 million of senior secured notes in July, we ended the year with $252 million of adjusted gross debt, representing a debt reduction of $207 million during 2023.

In February 2024, we reached a significant milestone by eliminating the remaining $148 million of these senior secured notes, reducing our adjusted gross debt to less than $100 million, while maintaining a comfortable cash position. Continued strong cash flow generation also allowed us to implement a quarterly dividend with an initial quarterly dividend of $0.013 per share, which was paid on March 2024.

Our liquidity is further bolstered by our $100 million asset-based revolving credit facility with the Bank of Montreal. This covenant-light credit facility is undrawn, providing the flexibility we need to execute our plan.

DELIVERING ON ESG

We are proud to announce that we published our second Global ESG Report in 2023. We are making great strides in our environmental, social and governance disclosure as we continue to enhance our approach and improve our reporting and tracking of key metrics. The report outlines our ESG strategy which is built upon four fundamental pillars:

•	Strengthening our governance framework;

•	Promoting solid and honest engagement with our people and the communities where we operate;

•	Reinforcing the role of sustainability through our value chain; and

•	Improving our environmental footprint to enable sustainable development.

Our teams have made great progress over the last years on various important ESG initiatives to reduce Ferroglobe’s greenhouse gas emissions and increase our usage of electricity from renewable sources, which is a critical part of our mission to be a responsible, sustainable corporate citizen. It is highly important in our value chain, from suppliers to our customers, to manage our carbon footprint to satisfy the needs of all our constituents. We are proud of the progress we have made in a short period of time.

CORPORATE GOVERNANCE IMPROVEMENTS

On 26 May 2023, the Board of Directors made important improvements to our corporate governance by eliminating the prior structure of the separate Nominations and Corporate Governance Committees, replacing them with a new combined Nominations and Governance Committee. This new committee consists of three independent directors: Nicolas De Santis (Chair), Belen Villalonga and Bruce Crockett. In addition, Silvia Villar-Mir de Fuentes resigned from the Compensation Committee, with Stuart Eizenstat joining that committee. As a result of these changes, all three standing committees of the Board are comprised exclusively of independent directors, reflecting best industry practices. We believe that these changes will strengthen our corporate governance framework and contribute to the long-term success of our company-.

LOOKING AHEAD

The markets remain challenging into 2024 with macroeconomic uncertainty still present. However, we have seen our customers restocking and some price recovery in the early part of the year. It’s likely that some of the price recovery has been helped by supply disruptions due to a silicon plant fire in Norway and interruptions in normal shipping routes through the Suez Canal. We believe the European markets for our products reached the trough in September 2023 and have shown steady price improvement since that time. The US market was slower to recover with its trough likely occurring in December 2023 with modest price appreciation in the first part of 2024.

We are in an excellent position with our diversified footprint to take advantage of global demand growth in the coming years as an increasing number of countries accelerate their green transition through solar energy or electric vehicle adoption utilizing advanced silicon composite or silicon-rich battery technology. We believe this secular trend, with the support of governments' onshoring encouragement, will see significant long-term growth.

On behalf of our board of directors, I would like to express my sincere gratitude to all our stakeholders for your continued support, dedication and confidence in our company. We will remain agile and resilient, adjusting to the evolving market environment. Together, we will strive to create more value for all our shareholders, partners and employees.

Javier López Madrid

Executive Chairman

Strategic report

This strategic report for the financial year to 31 December 2023 has been prepared in compliance with Section 414C of the Companies Act to provide an overview of the Group’s business and strategy. It contains certain forward-looking statements. These statements are made by the directors in good faith based on the information available to them up to the time of their approval of this report and such statements should be treated with caution due to the inherent uncertainties, including both economic and business risk factors, underlying any such forward-looking information.

For a supplementary description of our business (including our model, strategy and competitive strengths), risks associated with our business and our results of operations, see the following sections of the 2023 Form 20-F: Part I, Item 3, Section D, Risk factors; Item 4, Information on the Company; Item 5, Operating and Financial Review and Prospects; Item 7, Major Shareholders and Related Party Transactions and Item 11, Quantitative and Qualitative Disclosures About Market Risk. These sections are set out in a separate attachment to this U.K. Annual Report.

Nature of the business

Through its operating subsidiaries, Ferroglobe is one of the world’s largest producers of silicon metal, silicon-based alloys and manganese-based alloys. Additionally, Ferroglobe currently has quartz mining activities in Spain, the United States, Canada, and South Africa, low-ash metallurgical quality coal mining activities in the United States, and interests in hydroelectric power in France. Ferroglobe controls a meaningful portion of many of its raw materials and captures, recycles and sells most of the by-products generated in its production processes.

We sell our products to a diverse base of customers worldwide, in a varied range of industries. These industries include aluminum, silicone compounds used in the chemical industry, ductile iron, automotive parts, renewable energy, photovoltaic (solar) cells, electronic semiconductors and steel, all of which are key elements in the manufacturing of a wide range of industrial and consumer products.

We are able to supply our customers with the broadest range of specialty metals and alloys in the industry from our production centers in North America, Europe, South America, Africa and Asia. Our broad manufacturing platform and flexible capabilities allow us to optimize production and focus on products most likely to enhance profitability, including the production of customized solutions and high purity metals to meet specific customer requirements. We also benefit from low operating costs, resulting from our ownership of sources of critical raw materials and the flexibility derived from our ability to alternate production at certain of our furnaces between silicon metal and silicon-based alloy products.

Business model and strategy

As part of the strategy for delivering the objectives of the Company, the Group develops new products or new specifications on a continual basis. As a consequence of these efforts, investments may be made in facilities that allow the production of new products, such as higher-grade silicon metal, solar grade silicon metal or new foundry products.

In 2020 we conducted a deep and broad evaluation of our Company with the goal of designing a strategic plan focused on bolstering the long-term competitiveness of the business and returning the Company to profitability by fundamentally changing the way we operate, both operationally and financially. The multi-year turnaround plan we developed impacts all the functional areas of our Company as we seek to drive changes that ensure competitiveness throughout the cycle. Since 2021, the Company has successfully been delivering on its strategic EBITDA improvement projects, yielding positive EBITDA of $270,472 thousand, $742,106 thousand and $128,714 thousand, for the years ended December 31, 2023, 2022 and 2021, respectively. These consecutive positive results reflect the Company’s turnaround and commitment to executing on its strategic plan, which is driven by the following key areas:

•	Footprint optimization: One of the Company’s core advantages is our large and diverse production platform. While our asset footprint provides flexibility, at times we are restricted in our ability to quickly adapt to changing market conditions due to inherent constraints in curtailing capacity, particularly for shorter durations. Prospectively, our goal is to ensure that the operating platform is more flexible and modular so shifts in production, based on needs and relative costs, are incorporated swiftly. Through this value creation driver we aim to shift our capacity footprint by optimizing production to the most competitive assets.

•	Continuous plant efficiency: We will continue to build on the success of our existing key technical metrics (KTM) program, which consists of specific initiatives aimed at enhancing our process, minimizing waste, and improving the overall efficiency to drive down costs. The Company maintains a pipeline of initiatives developed through the sharing of best practices amongst our numerous sites and through new improvements identified by our research and development team. Moreover, we have implemented developing tools to track our key performance indicators in an ongoing effort to improve furnace level performance.

•	Commercial excellence: We have implemented commercial best practices to maximize profitable revenue, aiming at improving and reinforcing our pricing, account management, salesforce effectiveness, and product portfolio and customer focus. We have strengthened our customer relationships by developing a target portfolio prioritization, re-designing our commercial coverage and operating model, and structuring our account planning, with the definition of clear objectives for each of our customers and a sustained focus on long-term partnership building. We have implemented a range of digitally-enabled tools and processes across the entire commercial function, bringing our team’s performance to the next level. Through our new customer relationship management tool, we have reinforced our account management and front-line effectiveness, as well as our customer service and quality management. On pricing, we have redesigned our governance process and introduced new tools to maximize profitability and provide margin transparency for every sale. Furthermore, we have re-designed our product management function, empowering this role to create customer value and act as a consistent source of information and cross-functional coordination.

•	Centralized procurement: Our centralized procurement process enhances the effectiveness of our spending efforts, improves our ability to schedule purchases and enables us to benefit from bulk purchases. Buying better is a supply-led effort that focuses on price and volume allocation, negotiating prices and terms, managing price risks, pooling volumes and contracts, shifting volumes to best-price suppliers and leveraging procurement networks. Spending better is an operation-led effort to control demand, enforce compliance, reduce complexity, and perform value engineering to foster efficient spending. In addition to cost reductions, our campaign to spend better will reduce supply chain risk, supporting continuous quality and service improvement, fostering better decision-making about suppliers and optimizing resource allocation.

•	Other operating expenses reduction: During our corporate review, we identified significant opportunities for further cost improvement through permanent cost cutting at our plants, as well as the corporate centers. By tracking these costs vigorously and increasing accountability, we aim to bolster the overall cost structure at various levels. Through this, we aim to create a culture focused on cost control and discipline for deploying best practices to drive sound spending decisions without compromising our overall performance.

•	Working capital improvement: The Company continues to focus on and improve its net working capital by establishing targets and improving our Supply Chain processes. This will allow us to sustain competitive levels of working capital throughout the cycle.

There is more information on the Group’s business, risks, key financials and organizational structure in Part I, Item 3, Item 4, Item 5 Information on the Company of the 2023 Form 20-F (as set out in the separate attachment to this U.K. Annual Report and not forming part of our financial statements). This, together with the information in this Strategic Report, and the Operating and Financial Review and Prospects section of the 2023 Form 20-F included in the separate attachment provides a fair review of the Company’s business and its development and performance during 2023.

Principal risks and uncertainties

Key Risks

We operate in a highly competitive industry.

The silicon metal market and the silicon-based and manganese-based alloys markets are global, capital intensive and highly competitive. Our competitors may have greater financial resources, as well as other strategic advantages, to maintain, improve and possibly expand their facilities, and, as a result, they may be better positioned than we are to adapt to changes in the industry or the global economy. Advantages that our competitors have over us from time to time, new entrants that increase competition in our industry, and increases in the use of substitutes for certain of our products could have a material adverse effect on our business, results of operations and financial condition.

Our business is particularly sensitive to increases in energy costs, which could materially increase our cost of production.

Electricity is one of our largest production components in terms of cost as a percentage of sales. The price of electricity is determined in the applicable domestic jurisdiction and is influenced both by supply and demand dynamics and by domestic regulations. Changes in local energy policy, increased costs due to scarcity of energy supply, climate conditions, the termination or non-renewal of any of our power purchase contracts and other factors may affect the price of electricity supplied to our plants and adversely affect our results of operations and financial conditions.

Because electricity is indispensable to our operations and accounts for a high percentage of our production costs, we are particularly vulnerable to supply limitations and cost fluctuations in energy markets. For example, at certain plants, production must be modulated to reduce consumption of energy in peak hours or in seasons with higher energy prices, in order for us to maintain profitability. In general, high or volatile energy costs in the countries in which we operate could lead to erosion of margins and volumes, leading to a potential reduction in market share.

Our business benefits from antidumping and countervailing duty orders and laws that protect our products by imposing special duties on unfairly traded imports from certain countries. If these duties or laws change, certain foreign competitors might be able to compete more effectively.

Ferroglobe benefits from antidumping and countervailing duty orders and laws that protect its business and products by imposing special duties on unfairly traded imports from certain countries. See “Item 4.B.—Information on the Company—Business Overview—Regulatory Matters—Trade” for additional information.

These orders may be subject to revision, revocation or rescission at any time, including through periodic governmental reviews and proceedings. Current antidumping and countervailing duty orders thus (i) may not remain in effect and continue to be enforced from year to year, (ii) may change the covered products and countries under current orders, and (iii) may reassess duties.

Changes in any of these factors could adversely affect our business and profitability. Finally, at times, in filing trade actions, we arguably act against the interests of our customers. Certain of our customers may not continue to do business with us as a result.

Our business operations may be impacted by various types of claims, lawsuits, and other contingent obligations.

We are involved in various legal and regulatory proceedings including those that arise in the ordinary course of our business. We estimate such potential claims and contingent liabilities and, where appropriate, record provisions to address these contingent liabilities. The ultimate outcome of the legal matters currently pending against our Company is uncertain, and although such claims, lawsuits and other legal matters are not expected individually to have a material adverse effect, such matters in the aggregate could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we could, in the future, be subject to judgments or enter into settlements of lawsuits and claims that could have a material adverse effect on our results of operations in any particular period. While we maintain insurance coverage in respect of certain risks and liabilities, we may not be able to obtain such insurance on acceptable terms in the future, if at all, and any such insurance may not provide adequate coverage against such claims.

Other risks and uncertainties

In addition to the key risks above, the Company is exposed to a number of risks which are monitored on an ongoing basis and which are summarized in the supplementary attachment. There is more information on the Group’s, risks, in Part I, Item 3 Key Information on the Company of the 2023 Form 20F (as set out in the separate attachment to this U.K. Annual Report).

Internal control environment

We did not maintain an effective control environment to enable the identification and mitigation of the risk of the existence of potential material accounting errors. We have identified deficiencies in the principles associated with the control environment component of the COSO framework. There is more information on the Group’s controls and procedures in Part I, Item 15 Controls and Procedures of the 2023 Form 20F (as set out in the separate attachment to this U.K. Annual Report)

Key Performance Indicators (“KPIs”)

The Board considered that the most important KPIs during 2023 were those set out below. Certain of these KPIs will also be a core area of focus during 2023.

At the corporate level, the principal KPIs that we use for measuring the overall performance of our business are:

•	EBITDA

•	Adjusted EBITDA

•	Adjusted EBITDA margin

•	Working capital improvement

•	Free cash-flow

•	Adjusted Gross Debt

•	Net Debt to Total Assets

•	Net Debt to Capital; and

•	Net Income.

Some of these measures are also part of our compensation structure for the key executives, as follows:

•	Adjusted EBITDA: EBITDA, adjusted in accordance with Company’s adjustments announced as part of its earnings reports.

•	Free cash-flow, which represents net cash provided by operating activities less payments for property, plant and equipment.

The following table sets out the Company’s performance in respect of these financial and non-IFRS measures in 2023. Refer to Appendix 1 for reconciliations of these non-IFRS measures.

Adjusted EBITDA	Adjusted EBITDA Margin	Working Capital	Free Cash- Flow
($m)		($m)	($m)
315.2	19.1%	510.7	94.7
(2022: 860.0)	(2022: 33.1%)	(2022: 705.9)	(2022:352.9)

Reported EBITDA	Net Income	Adjusted Gross Debt	Net Debt to Total Assets	Net Debt to Capital
($m)	($m)	($m)
262.9	98.5	252.0	6.5%	11.6%
(2022: 732.1)	(2022: 443.8)	(2022: 459.0)	(2022: 6.9%)	(2022:15.2%)

In addition to these financial KPIs, there are a number of non-financial performance measures which the Company uses to gauge its success such as customer attrition, inventory rotation /obsolescence, benchmark against competitors and others. Some of these are reflected in the annual bonus and equity plan objectives for senior management and are reviewed each year to ensure their continued relevance. In the financial year ended 31 December 2023, the annual bonus was subject to meeting certain financial conditions related to net cash flow and EBITDA. Further information on performance in respect of these performance measures is in the Directors Remuneration Report at page 35.

Details of the Group’s anti-bribery and corruption and environmental policies are below and details of its employment policies and greenhouse gas emissions are set out below and in the Directors’ Report.

Employees

As of 31 December 2023, the Group had:

•	9 directors, of whom 6 are male and 3 are female;

•	315 senior managers, of whom 240 are male and 75 are female; and

•	3,184 employees, of whom 2,857 are male and 327 are female.

Environment and other social matters

Ferroglobe is committed to conducting its business in compliance with all applicable laws and regulations in a manner that has the highest regard for human rights, the environment and the health and safety and well-being of employees and the general public. During the year under review the Group’s employees were each asked to re-confirm in writing their commitment to the Company’s Code of Conduct which emphasizes the Group’s commitment to the highest standards of integrity, ethical behavior, transparency, safety and corporate citizenship. The Code of Conduct incorporates the Group’s key policies on matters including whistleblowing, anti-bribery and corruption, environmental impacts, health and safety and respect in the workplace and the conduct of national and international trade.

Section 172 (1) Statement

This section of the U.K. Companies Act sets out a number of matters to which directors of a U.K. company must have regard in discharging their duty to promote the success of the Company. The strategic report must include a statement which describes how the directors have had regard to those matters when performing their duties. The Board welcomes this opportunity to throw more light on its governance structures and on how input from its stakeholders has informed and shaped its decision-making. In 2023 the Board exercised all their duties with regard to these and other factors as they reviewed and considered proposals from senior management and governed the Company through the Board and its Committees.

The factors which the directors must take account of can be summarised as:

•	the likely consequences of any decision in the long term
•	taking account of the interests of the Company’s employees and fostering business relationships with customers, suppliers and other relevant stakeholders, such as regulatory bodies, governments and local authorities
•	the impact of operations on the community and the environment
•	maintaining a high standard of business conduct
•	acting fairly between its members

In order to take account of these factors, the Board must be informed of them. This takes place directly and indirectly, through collaborative working with management and direct and indirect feedback, as illustrated below. The Company’s internal control framework, including the Company’s Sarbanes Oxley controls, and the work of the Internal Audit team assists in providing assurance to the Board on the information made available to it.

The likely consequences of any decision in the long-term

The governance structures of the Company include delegation of certain responsibilities of the Board to its key Committees and delegation of the Board’s authority for the executive management of the Company to its executive team, subject to clearly defined limits and regular monitoring by the Board and subject also to the reservation to the Board of any matter not expressly delegated in this way.

The management team bring their annual budget to the Board for approval each year. This includes forecasts, expected revenues, costs and major expenditure and projects for the year ahead. Each year the Board typically also takes a day out of its board calendar to consider, with the majority of the management team, the Company’s strategic plan. The Board held an extensive strategy day in June 2022 and subsequently approved the Company’s medium-term strategy in September 2022.

Throughout the year, the Board has received a number of reports on the Company’s capital structure and financing arrangements. Reports were made regularly to the Board by the management team members responsible for each function and region on their area of responsibility, their performance, priorities and key decisions and risks for the immediate future and medium term, giving assurance that proper consideration is made to the longer-term in decision making throughout the business.

Staying informed on employee, customer, supplier, investor and other key stakeholders’ views

Our relationships with those who work for the Company and with the Company are key to our success. The Board stays up to date with views of our employees through a number of means: key members of the management team, usually attend the management presentation made at each Board meeting when their input is regularly solicited. They are also consulted in less formal settings. Prior to the Covid-19 pandemic, Directors had an annual schedule of visits to our facilities which enable them to spend time with our people on the ground and receive their direct feedback. One output of these pre-Covid site visits led to an increased focus at Board level on the importance of driving a unified brand and culture for Ferroglobe. There are other channels through which the Board or its Committees receives reports on employee views; these include the Chief People & Culture Officer’s normal attendance at Compensation Committee meetings; and the confidential whistleblowing hotline, reports to which are in turn reported to the Audit Committee at its scheduled meetings. In 2023 the CEO continued with town hall meetings, face to face and virtually, with employees across the Group to keep them updated on our financial and operational performance; employees are encouraged to raise questions as part of those sessions.

We build strong relationships with our customers and suppliers, including our partnerships, spending a lot of time with them to best understand their goals and how to develop our business in our respective interests. The Board is aware that many of our relationships are long-term and depend on mutual trust and collaboration. The Board gets feedback on customer and supplier issues on a regular basis: through the input of the Chief Commercial Officer and Marketing and VP Supply Chain Management who normally attend management presentations in the scheduled Board meetings and through presentations each has made to the Board on their areas of responsibility, priorities and challenges.

The Board is aware that the Company relies on the support of its shareholders and their views are important to it. The Board’s interactions with these stakeholders take place through a variety of channels. The Company’s major shareholder, Grupo VM, had during 2023 four representative directors on the Board through whom views and input can be provided or sought. The Board receives feedback from other shareholders and the investment community through the Company’s quarterly results presentations. The VP Investor Relations is a regular attendee at Board meetings and shares themes or commentary made to the Executives and management by the Company’s investors and certain other stakeholders. Shareholders typically have the opportunity to attend the general meetings of the Company, including the AGM, and put questions to directors formally at the meeting and in a more relaxed environment before and afterwards. The Company also maintains an investor relations email address on its corporate website, questions posed to which are directed to its VP Investor Relations and, where relevant, would then be raised by them with the other management team members or the Board.

Engaging with community and the environment

We engage with communities, government and regulators in the areas and countries in which we operate through a range of industry consultations, membership in several trade and industry associations, participation in conferences, forums and meetings. We have engaged with local charities and community groups. We also routinely consult with the local, regional and central governments and their agencies on the proposed changes in conditions of operations of our production facilities. These matters are reported to the Board, which is kept updated on the status of these discussions and their progress.

We identify and assess the potential impacts that our business has on the environment and work with relevant authorities and industry experts to manage and minimise these impacts. The Audit Committee of the Board receives regular updates on any allegations of non-compliance by the business with environmental laws and regulations. There is more on this in Note 25 of our financial statements.

Sustainability has been identified by management as a top priority. First and foremost, we recognize the criticality of the company to take an active role in leading and driving change for the betterment of society. Furthermore, given the growing focus on sustainability amongst our stakeholders we need to create more transparency around our performance and the action plan to drive the changes required to meet our goals. In 2022 we issued the first ESG report on the 2021 financial year as the commencement of our new approach to sustainability disclosure.

In 2022 we approved Ferroglobe’s ESG Strategy 2022-2026 which sets the roadmap that makes sustainability a strategic pillar for the organization at the global level.

The ESG Strategy is aimed at being progressively implemented from 2022 to 2026, and has been defined based on four Strategic lines:

1.	Strengthening our governance framework
2.	Promoting a solid & honest engagement with our people and local communities where we operate
3.	Reinforcing the role of sustainability through our value chain
4.	Improving our environmental footprint to enable materials which are vital for sustainable development.

A specific ESG Committee has been designated to adopt and implement the ESG Strategy through 5 specific working groups to engage all business and corporate leaders to adopt and implement the ESG responsibilities set forth in the strategy.

The ESG Committee reports to the Management Team and The Board of Directors, which is ultimately responsible for the Company´s ESG performance.

The ESG working groups are responsible for monitoring and coordinating the development of the 40 measures that have been established within the strategy, as well as establishing and tracking targets to measure the degree of implementation of each of them.

We have defined our ESG Strategy 2022-2026 in alignment with the United Nations Sustainable Development Goals (SDGs), identifying for each of the defined measures the specific targets to which it contributes to. In this sense, we have determined 8 out of the 17 SDGs, which are the most relevant in our activities and on which we shall focus our efforts.

The measures set for each strategic line are summarized as follows:

•	Strengthening our governance framework: Measures aimed at integrating sustainability into the Group's strategy, governance tools and organizational structure and also starting reporting through an annual ESG report.
•	Promoting a solid & honest engagement with our people and local communities where we operate: Measures aimed at achieving a corporate culture by harmonizing procedures for people management, guided by the fundamental values of collaboration, leading change, respect and ownership. Focusing on Health & Safety as a top priority and guiding principle in all our operations and promoting diversity, equality and inclusion as part of Ferroglobe´s core value of respect by setting a “DEI Roadmap”.
•	Reinforcing the role of sustainability throughout our value chain: Measures to promote the integration of sustainability among Ferroglobe’s value chain, both upstream and downstream by assessing our suppliers according to the ESG approach and coordinating the procedures to respond to customer´s needs in terms of ESG performance. The environmental footprint of our products will also be assessed developing specific Life Cycle Assessment studies.
•	Improving our environmental footprint to enable materials which are vital for sustainable development: Measures focused at reducing the environmental impacts of products and processes and integrate the environmental risks management approach to strengthen our resiliency and sustainability. Extending the environmental and energy management systems certification according to ISO standards in our production sites. Boosting energy efficiency through technological and processes improvement. Setting a Corporate Climate Change Framework and setting specific emission reduction targets. Promoting circularity principles for waste and water management trough specific programs in the plants to reduce the global environmental footprint.

ESG Risk Management Approach

Under the Governance strategic line, ESG risks have been integrated in the Company´s risk management system, and we have started the Climate Change Risks & Opportunities Assessment aligned with the TCFD recommendations.

Non-Financial and Sustainability Information Statement

Ferroglobe Plc (hereinafter referred to as Ferroglobe or the Company) is a leading global producer of advanced metallurgical products. The Company is the largest merchant producer of silicon metal in the Western World, and a leading global producer of silicon-based alloys and manganese-based alloys. The Company’s main activity is to transform minerals into advanced materials that are critical in modern society, and sell those products worldwide, to a varied range of industries, including the manufacturing of steel, iron, aluminium and semiconductors and silicone compounds, among others. Ferroglobe’s worldwide operations include assets in Argentina, Canada, China, France, Venezuela, Norway, South Africa, Spain, and the United States. Production sites include 18 mining sites, 23 electrometallurgical plants, an electrode production plant and two hydro stations, with corporate offices in London and Madrid.

Regarding the supply chain, Ferroglobe’s operations depend on two main types of raw materials: carbon reductants, such as coal, wood, charcoal, metallurgical coke, petroleum coke and anthracite; and minerals, such as quartz and manganese ore. At the Company’s mining sites, raw materials such as metallurgical coal and quartz are extracted, partially covering production demand. When local mining production cannot fulfil that demand, the Company relies on a network of qualified suppliers in each geographical region to ensure reliable access to high quality and sustainable raw materials.

a.	A description of governance arrangements of the company in relation to assessing and managing climate-related risks and opportunities

In 2022, the ESG Steering Committee was established with the mission of overseeing and managing the implementation of the Ferroglobe’s ESG strategy, including the management of climate-related risks and opportunities within the purview of the Sustainability Area's management.

The Sustainability Area, within the Technology and Innovation division, leads the identification and assessment of climate-related risks and opportunities. Furthermore, the Finance division works in tandem with the Sustainability Area in coordinating the integration of climate change risks results into the Company's Enterprise Risk Management (ERM), and presents them annually to the Audit Committee (AC) and to the Board of Directors

b.	A description of how the company identifies, assesses, and manages climate-related risks and opportunities.

The methodology considered for identifying and assessing climate-related risks and opportunities is semi-quantitative and aligned with IPCC technical guidelines. It has been applied at the group level but has taken into consideration each of the Company’s production sites. This analysis is required to be updated annually.

The first step was to identify the current and potential risks and opportunities to which the Company may be exposed. This involved obtaining a preliminary list of risks and opportunities through a review of standards and regulations, as well as a benchmarking process and professional expertise. For physical climate risks, the EU Taxonomy (climate act) was taken as the key anchor. For transition risks and opportunities, the Task Force for Climate-related Financial Disclosure (TCFD) was the main reference.

The second step was to calculate the inherent and residual level of risk for physical and transition risks. For physical risks, the considered factors have included the following variables: impact, exposure, vulnerability, and adaptation; and for transition risks, the considered variables include impact, probability, and mitigation. In the case of opportunities, the factors considered were benefits and probability to determine the level of success.

Finally, risks have been prioritised according to the residual level obtained for physical and transition risks. In the case of opportunities, the prioritisation was based on the level of success.

The results of the analysis of climate-related risks and opportunities are expected to be overseen specifically by the ESG Steering Committee and included in the annual reports presented to the Board. Additionally, they will be integrated into the Corporate Risk Matrix, in accordance with the Company’s Enterprise Risk Management (ERM) Framework.

c.	A description of how processes for identifying, assessing, and managing climate-related risks are integrated into overall risk management process in the company

Ferroglobe applies a group-wide approach to managing risks through an ERM framework, which is largely based upon the ISO 31000 – Risk Management Standard. The Company’s purpose is to continuously develop its risk management approach through a systematic framework geared towards the most inherent risks. Taking this approach provides greater visibility and increased risk awareness, ensures the appropriate management of risks, enables risks to be aggregated and allows the Company to take a portfolio approach to risk management.

Ferroglobe’s ERM framework allows the Company to proactively identify, assess and manage risks related to its broad range of activities. The prioritised risks are defined according to a specific ranking obtained through the assessment of each risk’s likelihood, expected impact and the strength of current controls, based on specific thresholds and criteria. As a result, risk control/mitigation involves one of four possible actions: tolerate, treat, transfer, or terminate the risk. Risk owners are responsible for the coordination of efforts to mitigate and manage those risks, as well as providing updates and identifying new risks.

Regarding the climate-related risks identified and assessed by the methodology described in the previous section (point b), the prioritised ones are then expected to be included in the globalised risk matrix.

d.	A description of:

i.	The principal climate-related risks and opportunities arising in connection with the operations of the company

ii.	The time periods by reference to which those risks and opportunities are assessed

Physical risks: After screening the 28 climate-related hazards included in the Commission Delegated Regulation (EU) 2021/2139, of 4 June 20211, a total of 14 physical hazards were identified as considered relevant to Ferroglobe’s business (heat stress, temperature variability, heat waves, cold waves, wildfires, cyclones, storms, tornadoes, rainfall, sea level rise, water stress, drought, heavy precipitation, and floods).

1 The regulation establishes the technical screening criteria for determining the conditions under which an economic activity qualifies as contributing substantially to climate change mitigation or climate change adaptation and for determining whether that economic activity causes no significant harm to any of the other environmental objectives. The list of climate-related hazards included is non-exhaustive and constitutes only an indicative list of most widespread hazards that are to be considered.

The physical hazards were assessed using climatic variables and their evolution over time under various climate scenarios. The time periods were defined in alignment with those considered by the Intergovernmental Panel on Climate Change (IPCC) in its studies and publications; short-term (2023-2040), medium-term (2041-2060), and long-term (2081-2100). The analysed climate scenarios were SSP2 – 4.5 (“medium emissions”) and SSP5 – 8.5 (“high emissions").

After applying the methodology previously described, sea level rise in the long term and drought in the short term have been identified as the most relevant physical risks. The former has been modelled using global projections of the extreme sea level rise. The latter has been modelled using available public water stress levels and projections for future dry spells which could result in low water levels and have effects in our operations such as reduced income due to water scarcity in operational processes, increased European coal prices, reduced the cooling operation of nuclear reactors in France, increasing energy costs and reduced production of hydroelectric dams, increasing energy costs in affected energy markets.

Nevertheless, in the past, the Company has experienced non-material direct impacts as a result of weather-related incidents in recent years. For example, heavy rains in Colombia occasionally create issues with transporting coal, an important raw material for our production. Flooding in South Africa and the United States has occasionally delayed transportation of raw materials or finished goods. Similarly, snow events have temporarily delayed transportation. Heat wave incidents have required the Company to adapt working conditions and operating hours.

Therefore, the Company has not identified or experienced any material2 physical effects of climate change on its operations or results, including, as a result of severe weather, weather-related damages to our property or operations, indirect weather-related impacts affecting major customers or suppliers, or material weather-related impacts on the cost or availability of insurance.

Moreover, any weather-related damages have been de minimis and represented substantially less than 1% of the other operating expense line item in each of the years ended December 31, 2020, 2021, 2022, and 2023, which reflect the immaterial nature of any such incidents. The Company has prepared and reviewed an internal analysis of potential risk factors associated with climate. Although climate could present an impact in the long-term, in the near future, we do not expect a material impact on our business.

Regarding adaptive capacity, Ferroglobe assesses and manages the effects of natural disasters and extreme weather conditions through its integrated, company-wide control and risk management process. Moreover, the Company conducts preparedness planning and implements measures designed to maintain business continuity and mitigate the financial impacts of natural disasters and extreme weather conditions, which may include physical climate-related risks. Specifically, Ferroglobe’s sites and operations have already organically developed adaptive measures such as installation of pumps, or construction of protective infrastructure to manage flooding, air conditioning, increased stock capacity, and implementation of transportation and logistic alternatives.

Transition risks: After screening the 15 climate-related transition risks by the Task Force on Climate-Related Financial Disclosures (TCFD), a total of 10 transition risks were identified as considered particularly relevant to Ferroglobe’s business.

The transition risks were assessed using the International Energy Agency´s (IEA) Stated Policies Scenario (STEPS) and the Net Zero Scenario in the short term (2023-2030) and long term (2050). After applying the methodology described in point b, as a result, the following 3 transition risks were prioritised, all of them related to increased cost or raw materials and market forces:

●	Reduced income and increased costs of production due to rising electricity prices and their impact in operations.
●	Possible increased cost of critical raw materials (as defined by the EU, the USA, Quebec): coking coal and manganese ore.

2 Material: Rule 405 under the Securities Act defined the term “material” as follows: “When used to qualify a requirement for the furnishing of information as to any subject, [materiality] limits the information required to those matters to which an average prudent investor ought reasonably to be informed before purchasing the security registered.”

●	Possible increased costs associated with a worldwide rise in the demand for wood, which is a substitution for biocarbon instead of coal as a carbon reductant.

In terms of mitigative capacities, Ferroglobe has developed the Decarbonization Plan (2024 – 2030)3, which is mainly based in substituting the carbon needed in the electrometallurgical process from fossil (coal) to biological sources (bio reductants), improving and maintaining the most efficient process performance, related to energy consumption, through the KTM (Key Technical Metrics) project, and increasing the renewable and low carbon energy mix. These actions are also expected to reduce exposure to carbon pricing risks.

Opportunities: After screening 21 climate-related opportunity categories by the Task Force on Climate-Related Financial Disclosures (TCFD), a total of 4 opportunities were identified to be particularly relevant to Ferroglobe’s business.

The opportunities were assessed using the Stated Policies Scenario (STEPS) and the Net Zero Scenario in the short term (2023-2030) and long term (2050) from the International Energy Agency (IEA). After applying the methodology described in point b, as a result, the following 3 opportunities were prioritised:

●	Use of lower-emission sources of energy: Reduction in costs due to the deployment of renewable energy sources in operations.
●	Development of new products, markets and applications through R&D and innovation: Increased revenue associated with development and deployment of lighter products for transport sector (battery technology including use of high purity silicon anodes), facilitating the substitution of steel and other carbon-intensive metals.
●	Development and/or expansion of low emission products: Increased revenue associated with the deployment of silicon-based products for energy storage and other transition technologies. In addition, given that Ferroglobe supplies silicon metal to manufacturers of photovoltaic products, increased demand for generation and transmission of energy from solar energy tends to increase demand for Ferroglobe’s silicon metal products.

e.	A description of the actual and potential impacts of the principal climate-related risks and opportunities on the business model and strategy of the company

Based on historical data on operations, Ferroglobe has identified that physical risks such as heavy rains, floods, snow, and heat waves are the most recurring. They have impacted mainly production plants and mines, generating a loss of profit derived from ceasing operations and/or increasing costs in repairments and capital expenditures.

These events have encouraged Ferroglobe to develop and implement adaptive and migration measures to better respond to those risks. Therefore, the Company has organically included climate-related issues as an input to its financial planning process through CapEx investments and funds for specific use in climate adaptation and mitigation, prioritising adaptation plans to better adequate sites to previously occurring natural phenomena.

In terms of resilience, the Company's strategies may be confronted with disruptions in financial performance. Such disruptions include reduced revenue due to halted operations or increased costs and expenses related to raw material and carbon prices, as well as changes in financial position due to assets exposed to climate risks. Moreover, as already described, the Company has already conducted a climate change analysis and has established an organisational area responsible for identifying, assessing, and managing climate-related risk and opportunities to inform the Company when an alert would be necessary. Until now, the climate-related impacts have been short-term, and no operational contingency plans have been needed to be employed, the effects of the incidents have not been tracked or analysed by the Company, and Ferroglobe is unable to separately quantify any related costs.

f.	An analysis of the resilience of the business model and strategy of the company, taking into account consideration of different climate-related scenarios

To assess the risk level for each climate-related risk, specific scenarios were used depending on whether they were physical or transition-related.

3 Details about the Ferroglobe’s Decarbonization Plan are expected to be included in the Global ESG Report for the fiscal year 2023.

For physical climate risks, IPCC scenarios SSP2-4.5 and SSP5-8.5 were followed. These correspond to scenarios integrating socioeconomic (SSP4) and emission concentration pathways (RCP5), to evaluate the behaviour of different climatic variables in the short term (2023-2040), medium term (2041-2060), and long term (2081-2100).

RCPs describe possible concentrations of greenhouse gases in the atmosphere and their impact on radiative forcing. In turn, SSPs have been built to model the evolution of socioeconomic factors based on assumptions about demographic and socioeconomic development, technological evolution, energy and land use, as well as emissions of greenhouse gases and air pollutants.

Specifically, data for each scenario and timeframe was mainly obtained from IPCC and Copernicus, as key scientific public data. Furthermore, additional data from other agencies, such as the Spanish and French ministries for Ecological Transition, the US Environmental Protection Agency, and NASA’s Earth Observation Program, World Bank (Think Hazard) were also obtained. These data were used to model exposure of Ferroglobe’s assets at their specific locations to climatic variables (temperature, precipitations, among multiple other variables). Following the mentioned methodology (refer to point b), those exposure values were then integrated with the impact and vulnerability to calculate the inherent risk level for each asset.

For transition risks, the IEA World Energy Outlook (2023) Net Zero Emissions by 2050 Scenario and the Stated Policies Scenario (STEPS) were used to model key legislative and economic variables in the short term (2024-2030), and long-term (2050). These scenarios present relevant hypothetical, consistent, and plausible futures of the evolution of greenhouse gas emissions and their main drivers, based on assumptions regarding policy, macroeconomics, and demographic studies. Based on the evolution of those variables in each scenario, potential impact and probability levels were established to conduct a qualitative analysis, following the methodology described in point b.

Under the above described scenarios, once the inherent risk level was calculated for each risk, both physical and transitional, the Company’s adaptation and mitigation actions were assessed in terms of availability and coverage to evaluate the possible reduction of the inherent risk level. The level of inherent risk was then attenuated using the resulting adaptive or mitigative capacity of each of the sites to obtain the residual risk level, which in turn would be used to prioritise the risks. As mentioned in a previous section, all Ferroglobe sites contemplate organically developed adaptive measures and in terms of mitigative capacities, Ferroglobe has developed and approved a Decarbonization Plan (2024 – 2030).

g.	A description of the targets used by the company to manage climate-related risks and to realise climate-related opportunities and of performance against those targets

Ferroglobe’s Decarbonization Plan is expected to be included in the Global ESG Report for the fiscal year 2023. Therefore, some targets related to the different levers of the plan will be included: % of renewable or low carbon energy in operations, % of substitution of coal by bio reductants, specific energy efficiency indicators and energy recovery.

With regard to opportunities, the Technology and Innovation Division has invested in a variety of projects. In 2022, the Company invested $5.7M towards cutting-edge research and $7.6 M for process improvement and innovation. Ferroglobe has joined several partnership and cooperation agreements with recognised universities and research centres in Spain, France, and other countries worldwide. Furthermore, our efforts have received support from European, national and regional public research programs. Notably, the European Commission recognised the strategic significance of our Silicon for Batteries Project under the Important Projects of Common European Interest (IPCEI) Program in 2021.

h.	The key performance indicators used to assess progress against targets used to manage climate-related risks and realise climate-related opportunities and a description of the calculations on which those key performance indicators are based

The following Key Performance Indicators (KPIs) are expected to be implemented, measured, and tracked in order to assess Company progress in relation to climate-related risks and opportunities.

4 Shared Socio-economic Pathways

5 Representative Concentration Pathways

Type	Category	KPIs
Physical climate risks	Chronic	Historical total financial impacts in the past rolling 3 years[6]
Acute
Transition climate risks	GHG emissions	Scope 1, 2 and 3 emissions (tons CO2e)
	Purchases or sales of carbon credits or offsets	Price in the fiscal year (€/tCO2e)
	Cost or availability of insurance	Difference between insurer’s earned premiums and expenses and claims.
	Changes in raw material cost	Wood, manganese ore, and coking coal (%)
	Technology developments	CapEx (M€)
Climate - related opportunities	Renewable energy	Electricity consumption derived from renewable energy sources (%)
	New products/services	Increased revenue associated with development and deployment of lighter products for the transport sector.
	Product deployment towards use in transition technologies	Increased revenue associated with the deployment of silicon-based products for energy storage and other transition technologies.

Maintaining a high standard of business conduct

On behalf of the Company, the Board has adopted a number of policies which articulate the Company and the Board’s commitment to the highest standards of integrity, ethical behaviour, transparency, safety and corporate citizenship. These include, as their mainstay, the Company’s code of conduct which sets out the Company’s policies on bribery and corruption, whistleblowing, conflicts of interest and political and charitable contributions, as well as the importance of safeguarding the wellbeing of its employees and protecting its resources. The Code of Conduct is supported by further policies on whistleblowing, data protection and statements on trade compliance, tax and modern slavery. The Board has also adopted a corporate governance policy statement to protect the interests of minority shareholders (on which there is more on “Acting fairly between members” sections that follows).

The Code of Conduct is reviewed regularly and every employee of the Company and all of its Board members are asked to confirm their personal commitment to the Code on joining the Company and to re-confirm it each year thereafter. Employees have the opportunity to report suspected breaches of the Code, for which purpose a secure and confidential hotline has been established, administered by an independent third party. Allegations of breaches of the Code are normally reported to the Audit Committee at each of its scheduled meetings and regular updates on the status of follow-up actions and outcomes given.

6 Financial impacts are defined as total economic impact including damages and losses due to a cease in operations.

Acting fairly between members

A significant number of the Company’s shares are held by Grupo VM, its major shareholder. The Company has a number of checks and balances in place throughout the Company’s governance framework to ensure that the interests of the majority and the minority shareholders are respected and the Board is very cognisant of its duties in this regard. These checks and balances include:

•	the Company’s shareholders agreement with Grupo VM which regulates Board appointments, including those nominated by Grupo VM, Grupo VM’s rights to transfer and pledge its shares, its pre-emption rights and standstill obligations and the confidentiality agreement with Grupo VM which regulates the use, disclosure and security of confidential information shared with Grupo VM or its representatives;
•	the Company’s Articles of Association which, among other things, require the approval of a majority of independent directors to any agreement or arrangement between the Company and Grupo VM;
•	the Board’s corporate governance policy first adopted in October 2017 under which the Board commits to maintain a majority of independent directors on the Board. This policy was most recently renewed in November 2021 for a period of 24 months;
•	the workings and functions of the Board’s key fully independent Audit and majority independent Compensation Committees;
•	the Company’s related parties’ policy which stipulates how and in what way proposed related party transactions are to be submitted for consideration and approval by the Audit Committee of the Board and the Company’s register of related party transactions which is submitted to each scheduled meeting of the Audit Committee;
•	the presence of directors on the Board who were nominated by Grupo VM.

The Chief Legal Officer and Group Company Secretary has primary responsibility for advising the Board on its duties and on the Company’s governance framework and normally attends all meetings of the Board and its Committees.

The Strategic Report for the financial period ended 31 December 2023 has been reviewed and approved by the Board on 20 May 2024.

Javier Lopez Madrid

Director

Directors’ report

The Directors present their report and the audited financial statements of the Group and Company for the year ended 31 December 2023. The Directors do not need to comply with Corporate Governance requirements.

The Directors’ Report comprises these pages (24 to 28) and the other sections and pages of the Annual Report cross-referred below which are incorporated by reference.

The financial statements have been prepared under the going concern basis of accounting, with additional details provided in note 3.1 of the financial statements.

As permitted by legislation, certain disclosures normally included in the Directors’ Report have instead been integrated into the Strategic Report (pages 9 to 23). These disclosures include information relating to the Group’s principal risks and uncertainties.

Directors

The directors of the Company, who held office at any time during the year to 31 December 2023, were as follows:

Javier López Madrid	Director and Executive Chairman
Marco Levi	Director and Chief Executive Officer
Rafael Barrilero Yarnoz	Non-Executive Director
Bruce L. Crockett	Non-Executive Director
Stuart E. Eizenstat	Non-Executive Director
Manuel Garrido y Ruano	Non-Executive Director
Nicolas de Santis	Non-Executive Director
Marta Amusategui Vergara	Non-Executive Director
Juan Villar-Mir de Fuentes	Non-Executive Director
Silvia Villar-Mir de Fuentes	Non-Executive Director
Belén Villalonga Morenés	Non-Executive Director

The biographies of our directors as at the date of this report are set out on pages 29 to 34. Details of the directors standing for election or re-election at our 2024 AGM will be set out in the notice of that meeting.

Directors’ indemnities

As required by the Articles, each director is indemnified in connection with his role as a director, to the extent permitted by law. As permitted by the Articles, the Company has purchased and maintained throughout the year under review directors’ and officers’ liability insurance.

Share repurchases

During 2023 and 2022 the company did not perform any share repurchase.

Dividends

The Company has not declared any dividends during the year under review.

Political donations

During the year under review the Company has not made any political donations, incurred any political expenditure or made any contributions to an EU or non-EU political party.

Employee policies

Ferroglobe has a culture of continuous improvement through investment in people at all levels within the organisation. Its Code of Conduct (“Code”), which applies to all directors and employees of the Group, sets out Ferroglobe’s commitment to protecting, respecting and supporting its workforce. The Code was revised in 2017 to bring together Ferroglobe’s policies on key ethical, behavioral and compliance matters. Its roll-out across the Group globally was initiated in 2017, supported by mandatory training for all employees. Subsequently and on an annual basis, Group personnel have been requested to re-certify their knowledge of and continued compliance with the Code. The adoption of and training provided on the Code is consistent with our evolution to an organization with an integrated approach to human relations policies across the five continents in which the Group operates.

Those key policies include:

•	Health and safety, where Ferroglobe places high value on the well-being of all personnel and is committed to providing a healthy and safe working environment;

•	Respect in the workplace, promoting equality and diversity, rejecting harassment and bullying and supporting work-life balance;

•	Striving to conduct operations in a way that respects the human rights of personnel, suppliers and others with whom Ferroglobe works, including local communities;

•	Encouraging the reporting of wrongdoing or of any suspicions or concerns as to wrongdoing, any of which can be raised in confidence through the whistleblowing hotline which Ferroglobe has established in all countries in which it operates where it is lawful to do so.

Ferroglobe is committed to providing equal opportunities for all Group personnel and to creating an inclusive workforce by promoting employment equality. This includes pursuing equality and diversity in all its employment activities, including recruitment, training, career development and promotion and ensuring there is no bias or discrimination in the treatment of people. Ferroglobe opposes all forms of unlawful or unfair discrimination on the grounds of race, age, nationality, religion, ethnic or national origin, sexual orientation, gender or gender reassignment, marital status or disability. Wherever possible, vacancies are filled from within Ferroglobe and efforts are made to create opportunities for internal promotion.

Greenhouse gas emissions

The UK Companies Act 2006 (Strategic Report and Directors’ Reports) Regulations 2013 requires UK-based quoted companies to report global greenhouse gas (“GHG”) emissions data in the Annual Report and Accounts. Comparison year data for 2018, 2019, 2020, 2021, 2022 and 2023 is included in Table 2 in this report. As in the period 2018-2022, the 2023 GHG inventory was prepared in accordance with the Ferroglobe PLC Greenhouse Gas Inventory Management Plan (2017), prepared in consultation with ERM Group, Inc. and its UK affiliate (the “IMP”).

The Company has selected the Operational Control approach and criteria as the basis for reporting GHG emissions data, defining “Operational Control” to encompass facilities the Group owns and operates, facilities it leases and operates, and partnerships facilities it operates. All facilities within Ferroglobe’s Operational Control that are material to its Group-wide GHG emission inventory are included in reported figures. This approach means that the operations for which emissions are reported are substantially coextensive with operations comprised by Ferroglobe’s consolidated financial reporting. The Company does not have responsibility for any emission sources that are not included in its financial reporting.

Table 1 sets forth the Company’s consolidated greenhouse gas emissions expressed in metric tonnes of carbon dioxide equivalent (CO2e). The figures reported below include all material direct (Scope 1) and indirect (Scope 2) emission sources for facilities within the Company’s Operational Control. Principal sources of Scope 1 emissions from operations at, or Scope 2 emissions imputed to, Ferroglobe-controlled facilities include:

•	Electricity purchased or produced by Ferroglobe facilities

•	Fuels purchased for consumption in stationary sources on-site at Ferroglobe facilities (e.g., natural gas, diesel, LPG)
•	Fuels purchased for consumption in mobile sources owned and operated by Ferroglobe
•	Process emissions associated with electric arc furnaces used for the production of silicon metal and ferroalloys.

Table 1. Company-wide Scope 1 and Scope 2 Emissions for 2023

Global GHG emissions data for period 1 January 2023 to 31 December 2023
Emissions From:	Tonnes of CO2e

Combustion of fuel and operation of facilities	1,705,504*
Electricity, heat, steam and cooling purchased for own use	1,617,429
Company’s chosen intensity measurement: Emissions reported above normalized to per tonne of product output	5.10

*In line with DEFRA Guidance, 1.0 million tonnes of CO2e are not included in the above table, due to being biogenic in nature.

Table 2. Company-wide Scope 1 and Scope 2 Emissions Comparison for 2018-2023

Global GHG emissions data for period 1 January to 31 December 2020-2023
Emissions From:	2020	2021	2022	2023
	Tonnes of CO2e
Combustion of fuel and operation of facilities	1,701,763 ***	2,197,734 ****	2,028,556 *****	1,705,504 *****
Electricity, heat, steam and cooling purchased for own use	1,282,333	1,228,600	1,184,366	1,617,429
Energy Consumption (MWh)	5,365,791	6,854,806	6,479,769	5,832,331
Company’s chosen intensity measurement: Emissions reported above normalized to per tonne of product output	4.92	4.42	4.50	5.10

The emissions and energy consumption correspond to Ferroglobe´s plants and mining operations all outside the United Kingdom.

*In line with DEFRA Guidance, 1.5 million tonnes of CO2e are not included in the above table, due to being biogenic in nature.

**In line with DEFRA Guidance, 944,997 tonnes of CO2e are not included in the above table, due to being biogenic in nature.

*** In line with DEFRA Guidance, 788,321 tonnes of CO2e are not included in the above table, due to being biogenic in nature.

**** In line with DEFRA Guidance, 977,204 tonnes of CO2e are not included in the above table, due to being biogenic in nature.

***** In line with DEFRA Guidance, 924,028 tonnes of CO2e are not included in the above table, due to being biogenic in nature.

**** In line with DEFRA Guidance, 1.0 million tonnes of CO2e are not included in the above table, due to being biogenic in nature.

Since 2020 the company has launched a specific project on energy efficiency called the “KTM project”, focused on increasing both energy efficiency and raw materials yields in our furnaces and operations. The implementation of the Key Technical Metrics methodology is based on our technical know-how, expertise, comprehensive assessment of processes, operational rigor and continuous improvement, therefore implementing both operational and organizational measures. It includes a detailed on-site performance monitoring plan, especially on the energy specific consumption.

Methodology

In preparing the IMP and this report, the Company has adhered to the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD) Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard – Revised Edition (2004) (the “GHG Protocol”) and the UK DEFRA’s Environmental Reporting Guidelines: Including mandatory greenhouse gas emissions reporting guidance (June 2013) (“DEFRA Guidance”). The Company reports material emissions of three out of the six Kyoto GHGs, viz. carbon dioxide (CO2), methane (CH4), and nitrous oxide (N2O). A fourth, sulfur hexafluoride (SF6), is present in electrical breakers at some Company facilities, but no emission of SF6 of have been observed. The two remaining Kyoto gases, perfluorocarbons (PFCs) and hydroflurocarbons (HFCs), are not reported since Company facilities do not emit or use materials containing them.

Post year-end events

Full redemption of the Company’s remaining 9.375% Senior Secured Notes Due 2025

In February 2024, the Company completed the full redemption of the 9.375% Senior Secured Notes due 2025 at 102.34375% of the principal amount plus accrued interest. The issuers elected to redeem an aggregate principal amount of $147,624 thousand of the Notes, the entire amount outstanding as of the redemption date, plus accrued and unpaid interest and call premium of $4,075 thousand. The Notes were fully redeemed from the Company’s cash and cash equivalents.

Dividend payment

In March 2024, the Company distributed dividends to its ordinary shareholders totaling $2,428 thousand.

Future developments

As part of its strategy to serve customers better, the Group develops new products or new specifications on a continuous basis. As a consequence of these efforts, investments have been made in facilities that allow the production of new products, such as higher-grade silicon metal, solar grade silicon metal, electrodes for use in silicon metals furnaces, high-value powders for use in Li-on batteries or new foundry products. Please see Part I, Item 4, Information on the Company of the 2023 Form 20-F by way of example of how the Group has developed proprietary technologies and has pursued innovation in the development of new products.

Research and development

Ferroglobe focuses on developing new products, production processes and continuous improvement to create further value for our stakeholders and to follow global megatrends, including the green energy transition. Ferroglobe has dedicated teams for R&D and continuous improvement, but it also has cooperation agreements in place with various universities and research institutes in Spain, France and other countries around the world.

Please refer to Part I, Item 4, Information on the Company of the 2023 Form 20-F (as set out in the separate attachment to this U.K. Annual Report) for information on Ferroglobe’s research and development activities and opportunities.

Overseas branches

The Company has no overseas branches.

Share capital structure and change of control provisions

The Company’s share capital comprises ordinary shares of $0.01 each, all of which bear the same rights and obligations. The Company’s issued share capital at 31 December 2023 is set out at Note 13 to the Consolidated Financial Statements.

The rights attaching to the Ordinary Shares are set out in the Articles, a copy of which can be obtained from the Company Secretary on request. Each Ordinary Share has one vote attaching to it for voting purposes and all holders of Ordinary Shares are entitled to receive notice of and attend and vote at the Company’s general meetings. The Articles vest power in the directors to refuse to register transfers of Ordinary Shares in certain circumstances including where the instrument of transfer is not stamped or is in favor of more than 4 transferees. There are also restrictions in the Articles affecting the terms of tender offers and any scheme of arrangement, consolidation, merger or business combination designed to protect minority shareholders while Grupo VM and its associates hold ten percent or more of the Ordinary Shares.

Significant agreements affected by a takeover

There are no agreements between the Group and any of its employees or any director of the Company that provide for compensation to be paid to the employee or director for termination of employment or for loss of office as a consequence of a takeover of the Company, other than provisions that would apply on any termination of employment.

Statement of disclosure to the Company’s U.K. statutory auditor

In accordance with section 418 of the Companies Act, each director at the date of this Directors’ Report confirms that:

•	so far as he is aware, there is no relevant audit information of which the Auditor is unaware; and

•	he has taken all the steps he ought to have taken as a director to make himself aware of any relevant audit information and to establish that the Auditor is aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of section 418 of the Companies Act 2006.

By order of the Board on 20 May 2024

Javier Lopez Madrid

Director

The Board of Directors

Details of the members of the Board as at the date of this ARA are below.

Javier López Madrid

Javier López Madrid has been Executive Chairman of the Company since December 31, 2016 and was Chairman of our Nominations Committee from January 1, 2018 until May 26, 2023. He was first appointed to the Board on February 5, 2015 and was the Company’s Executive Vice-Chairman from December 23, 2015 until December 31, 2016.

He has been Chief Executive Officer of Grupo VM since 2008, is member of the Board of several non-profit organizations. He is the founder and largest shareholder of Financiera Siacapital and founded Tressis, Spain’s largest independent private bank. Mr. López Madrid holds a Masters in law and business from ICADE University.

Marco Levi

Marco Levi was appointed Chief Executive Officer of the Company on January 10, 2020, and appointed to its Board of Directors on January 15, 2020. Dr Levi previously served as President and CEO of Alhstrom-Munksjö Oyj, a global fiber materials company listed in Finland, where he led a successful transformation of the business by refocusing its product portfolio towards value-added specialty products. Prior to that, Dr. Levi was Senior Vice President and Business President of the $3 billion emulsion polymers division of chemicals manufacturer Styron, including during the period in which Styron division was acquired by Bain Capital from Dow Chemical Company. Dr. Levi previously had spent over twenty-two years at Dow in various departments and roles, ultimately serving as general manager of the emulsion polymers business.

Dr Levi is also a Non-Executive Director of Mativ Holdings, Inc, the leading global performance materials company, listed on the New York Stock Exchange. Dr Levi holds a doctorate in industrial chemistry from the Università degli Studi di Milano, Statale, in Italy.

Bruce L. Crockett

Bruce L. Crockett was appointed to our Board of Directors as a Non-Executive Director on December 23, 2015. He has been a member of our Audit Committee from that date and was Chair of the Audit Committee since June 4, 2020 and served on our Compensation Committee from January 1, 2018 until June 23, 2021. Mr. Crockett was appointed on May 13, 2021 as our Senior Independent Director and on June 23, 2021 as Chair of the Corporate Governance Committee until May 26, 2023, on which date he was appointed as a member of the Nominations and Governance Committee.

Mr. Crockett holds a number of other Board and governance roles. He has been Chairman of the Invesco Mutual Funds Group Board of Directors and a member of its Audit, Investment and Governance Committees, serving on the board since 1991, as Chair since 2003 and on the Board of predecessor companies from 1978. Since 2013, he has been a member of the Board of Directors and, since 2014, Chair of the Audit Committee and since 2021 member of the Governance Committee of ALPS Property & Casualty Insurance Company. He has been Chairman of, and a private investor in, Crockett Technologies Associates since 1996. He is a life trustee of the University of Rochester. In 2021, he was appointed as a member of the Board of Advisors of the Western Colorado University Graduate Business School.

Mr. Crockett was a member of the Board of Directors of Globe from April 2014 until the closing of the Business Combination, as well as a member of Globe’s Audit Committee. He was formerly President and Chief Executive Officer of COMSAT Corporation from 1992 until 1996 and its President and Chief Operating Officer from 1991 to 1992, holding a number of other operational and financial positions at COMSAT from 1980, including that of Vice President and Chief Financial Officer. He was a member of the Board of Directors of Ace Limited from 1995 until 2012 and of Captaris, Inc. from 2001 until its acquisition in 2008 and its Chairman from 2003 to 2008.

Mr. Crockett holds an A.B. degree from the University of Rochester, B.S. degree from the University of Maryland, an MBA from Columbia University and an Honorary Doctor of Law degree from the University of Maryland.

Stuart E. Eizenstat

Stuart E. Eizenstat was appointed to our Board of Directors as a Non-Executive Director on December 23, 2015. He was a member of the Company’s Corporate Governance Committee from January 1, 2018, until May 26, 2023, and served on our Nominations Committee from May 16, 2018, until May 26, 2023, on which date he was appointed as a member of the Compensation Committee.

Mr. Eizenstat has been a Senior Counsel at Covington & Burling LLP in Washington, D.C. and headed its international practice for many years after joining the firm in 2001. He has served as a member of the Advisory Boards of GML Ltd. since 2003 and of the Office of Cherifien de Phosphates since 2010. He was a trustee of BlackRock Funds from 2001 until 2018.

Mr. Eizenstat was a member of Board of Directors of Globe Specialty Metals from 2008 until the closing of the Business Combination and Chair of its Nominating Committee. He was a member of the Board of Directors of Alcatel-Lucent from 2008 to 2016 and of United Parcel Service from 2005 to 2015. He has had an illustrious political and advisory career, including serving as Special Adviser to Secretary of State Hillary Clinton and then Secretary of State John Kerry on Holocaust-Era Issues from 2009 to 2017, and Special Representative of the President and Secretary of State on Holocaust Issues during the Clinton administration from 1993 to 2001. He was Deputy Secretary of the United States Department of the Treasury from July 1999 to January 2001, Under Secretary of State for Economic, Business and Agricultural Affairs from 1997 to 1999, Under Secretary of Commerce for International Trade from 1996 to 1997, U.S. Ambassador to the European Union from 1993 to 1996 and Chief Domestic Policy Advisor in the White House to President Carter from 1977 to 1981. He served on the Defense Policy Board in the Obama administration from 2014-2017. He currently serves as Special Adviser on Holocaust Issues to Secretary of State Antony Blinken and as Chairman of the Council of United States Holocaust Memorial Museum, appointed by President Biden. He is the author of “Imperfect Justice: Looted Assets, Slave Labor, and the Unfinished Business of World War II”; “The Future of the Jews: How Global Forces are Impacting the Jewish People, Israel, and its Relationship with the United States”, “President Carter: The White House Years”, and "The Art of Diplomacy: How American Negotiators Reached Historic Agreements that Changed the World".

Mr. Eizenstat holds a B.A. in Political Science, cum laude and Phi Beta Kappa, from the University of North Carolina at Chapel Hill, a J.D. from Harvard Law School and nine honorary doctorate degrees from colleges and universities, high honors from the United States, French (Legion of Honor), German, Austrian, Belgian, and Israeli governments, and over 75 awards from various organizations.

Manuel Garrido y Ruano

Manuel Garrido y Ruano was appointed to our Board of Directors as a Non-Executive Director on May 30, 2017. He was a member of our Nominating and Corporate Governance Committee from May 30, 2017 until December 31, 2017, and served on our Corporate Governance Committee from December 31, 2017 until May 26, 2023.

Mr. Garrido y Ruano has been Chief Financial Officer of Grupo Villar Mir since 2003 and he is currently member of the Board of its subsidiary in the energy sector, and of its real estate subsidiary. In June 2021 he was appointed non-executive Chairman of Fertial SPA the Algerian fertilizers subsidiary of the Group.

He has been Professor of Corporate Finance of one Graduate Management Program at the Universidad de Navarra, and has also been Professor of Communication and Leadership of the Graduate Management Program at CUNEF in Spain.

Mr. Garrido y Ruano was a member of the steering committee of FerroAtlántica until 2015, having previously served as its Chief Financial Officer from 1996 to 2003. He worked with McKinsey & Company from 1991 to 1996, specializing in restructuring, business development and turnaround and cost efficiency projects globally.

Mr. Garrido y Ruano holds a Masters in Civil Engineering with honors from the Universidad Politécnica de Madrid and an MBA from INSEAD, Fontainebleau, France.

Marta de Amusategui y Vergara

Marta de Amusategui y Vergara was appointed to our Board of Directors as a Non-Executive Director on June 12, 2020. She has been a member of our Audit Committee from that date and a member of the Compensation Committee since June 23, 2021.

Ms. Amusategui has substantial experience in executive and non-executive roles, with a background in business strategy, banking and finance. She is founder and partner of Abrego Capital S.L, providing strategic and financial advisory services, and co-founder of Observatorio Industria 4.0, the professional forum leveraging knowledge and experience to assist businesses, specifically those in the secondary sector, in their digital transformation. She began her career in management consulting and investment banking, serving as Country Executive Officer and General Manager with Bank of America in Spain from 2003 to 2008.

Ms. Amusategui has been a member of the Board of Eland Private Equity, S.G.E.I.C., S.A., a private equity management company specializing in renewable energies, since 2009. Since 2020, she has been a member of the board of directors of Eccocar Sharing S.L. She has also held other Board positions in the past, including that of Telvent GIT S.A. (Nasdaq TLVT), the global IT solutions and business information services provider, where she became an independent director from early 2010 until its de-listing following acquisition in December 2011. She is currently a member of the McKinsey Alumni Council in Spain.

Ms. Amusategui holds an Industrial Engineering degree (MSc equivalent) from Universidad Pontificia de Comillas, Madrid, Spain, and an MBA from INSEAD, Fontainebleau, France. She has held a number of academic appointments, lecturing in Financing at the Three Points Digital Business School, Grupo Planeta, in Barcelona, in Managerial Competencies in CUNEF, in Madrid, and in Risk Management on the Non-Executive Directors Program at ICADE Business School, also in Madrid.

Juan Villar-Mir de Fuentes

Juan Villar-Mir de Fuentes was appointed to our Board of Directors as a Non-Executive Director on December 23, 2015.

Mr. Villar-Mir de Fuentes is currently Chairman of Inmobiliaria Espacio, S.A and Grupo Villar Mir, S.A.U. In both companies he served as Vice Chairman since 1996 and since 1999 respectively. He has served as Chairman and Vice Chairman of Obrascon Huarte Lain, S.A and has been serving as a member of the Board of Directors since 1996, first as a member of the Audit Committee and, later, as a member of its Compensation Committee. He was a Board Director and member of the Compensation Committee of Inmobiliaria Colonial, S.A from June 2014 to May 2017. He also was a member of the Board of Directors and of the Compensation Committee of Abertis Infraestructuras, S.A. between 2013 and 2016.

Mr. Villar-Mir de Fuentes is Patron and member of the Patronage Council of Fundación Nantik Lum and of Fundación Santa María del Camino.

Mr. Villar-Mir holds a Bachelor’s Degree in Business Administration and Economics and Business Management from the Universidad Autónoma de Madrid.

Belen Villalonga Morenés

Belen Villalonga Morenés was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. She has been a member of the Audit Committee from that date and served as a member of the Corporate Governance Committee from June 23, 2021 until May 26, 2023, on which date she was appointed to the Nominations and Governance Committee.

Ms. Villalonga is a Professor of Management and Organizations, a Yamaichi Faculty Fellow, and a Professor of Finance (by courtesy) at New York University’s Stern School of Business. Between 2001 and 2012 she was a faculty member at the Harvard Business School. During 2018-2019 she was a Visiting Professor at Oxford University’s Said Business School. Her teaching, research, and consulting activities are in the areas of corporate governance, strategy, and finance, with a special focus on family-controlled companies. Her award-winning research has been cited over 18,000 times in scholarly articles and international media outlets.

Professor Villalonga is an independent director at Banco Santander International (Santander group’s private banking subsidiary in the United States), as well as at Mapfre USA (insurance). She was also an independent director for many years at three global companies publicly listed in Spain: Acciona (renewable energy and infrastructure), Grifols (biopharma), and Talgo (high-speed trains).

Ms. Villalonga holds a Ph.D. in Management and an M.A. in Economics from the University of California at Los Angeles, where she was a Fulbright Scholar. She also holds a Ph.D. in Business Economics from the Complutense University of Madrid.

Silvia Villar-Mir de Fuentes

Silvia Villar-Mir de Fuentes was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. She served as a member of the Compensation Committee from June 23, 2021 until May 26, 2023. Ms. Villar-Mir de Fuentes currently serves on the board of directors of Grupo Villar Mir, a privately held Spanish group with investments across a broad range of diversified industries, which is the beneficial owner of approximately 40% of the Company’s share capital.

Mrs. Villar-Mir de Fuentes is a summa cum laude graduate in Economics and Business Studies, with concentration in finance and accounting, from The American College in London, United Kingdom.

Nicolas De Santis

Nicolas De Santis was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. He has been a member of the Compensation Committee since June 23, 2021 and served as a member of the Nominations Committee from June 23, 2021 until May 26, 2023, on which date he was appointed as Chair of the Nominations and Governance Committee. Mr. De Santis is a technology entrepreneur, strategist and author with substantial experience in executive and non-executive roles. Mr. De Santis is currently the Chief Executive Officer of De Santis Corporate Vision Strategists Ltd, a strategy and innovation consultancy and incubator. De Santis advises multinational corporations and start-ups on corporate vision & strategy, disruptive innovation, global branding, business model innovation, sustainability and corporate culture transformation.

Previously Mr. De Santis served on the board of publicly traded Lyris Technologies (acquired by AUREA Software in 2015). He began his management career at Landor Associates (now WPP Group). As a technology entrepreneur, he co-founded several high-profile start-ups, including opodo.com, one of Europe’s most successful start-ups, reaching $1.5 billion in gross sales.

Mr. De Santis is a regular lecturer at business schools and universities on business strategy, global branding, business model innovation and culture transformation, including IE Business School, Madrid and the University of Wyoming. He is the author of Megavision® Enterprise Futurising System - A revolutionary method to develop long term strategic vision for corporations.

Rafael Barrilero Yarnoz

Rafael Barrilero Yarnoz was appointed to our Board of Directors as a Non-Executive Director on May 13, 2021. He was appointed Chair of the Compensation Committee and served as a member of the Nominations Committee from June 23, 2021 until May 26, 2023.

Mr. Barrilero Yarnoz is a senior advisor at Mercer Consulting. Mr. Barrilero Yarnoz has developed his career as a partner of the firm and as a member of the executive committee, leading the advisory talent and reward service for the boards of the main companies and multinationals. He has also led the business throughout the EMEA. Previously, he led the Watson Wyatt consulting firm in Madrid. He began his career as a lawyer at Ebro Agricolas focused on labour law, before serving as Ebro’s head of human resources. In January 2022 he joined the board of directors of AltamarCAM and Grupo Hedima, as a permanent Senior Advisor. He collaborates with the HAZ foundation, whose mission is to ensure transparency and good corporate governance.

Mr. Barrilero Yarnoz has a law degree from Deusto and a Masters in Financial Economics from ICADE, as well as a masters in human resources by Euroforum-INSEAD.

Directors’ responsibilities

The directors are responsible for preparing the Annual Report and the Group and parent Company financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare Group and parent Company financial statements for each financial year. Under current U.K. law, the directors have elected to prepare the Group financial statements in accordance with UK-adopted international accounting standards and applicable law and they have elected to prepare the parent Company financial statements in accordance with UK accounting standards and applicable law, including FRS 101 Reduced Disclosure Framework.

Under company law the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and parent Company and of the Group’s profit or loss for that period. In preparing each of the Group and parent Company financial statements, the directors are required to:

•     select suitable accounting policies and then apply them consistently;

•     make judgements and estimates that are reasonable, relevant and reliable, and, in respect of the parent Company financial statements only, prudent;

•     for the Group financial statements, state whether they have been prepared in accordance with UK-adopted international accounting standards;

•     for the parent Company financial statements, state whether applicable UK accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements;

•     assess the Group and parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and

•     use the going concern basis of accounting unless they either intend to liquidate the Group or the parent Company or to cease operations, or have no realistic alternative but to do so.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the parent Company’s transactions and disclose with reasonable accuracy at any time the financial position of the parent Company and enable them to ensure that its financial statements comply with the Companies Act 2006. They are responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error, and have general responsibility for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Under applicable law and regulations, the directors are also responsible for preparing a Strategic Report and a Directors’ Report that complies with that law and those regulations.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the UK governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions. The responsibility statement was approved by the Board and signed on its behalf.

By order of the Board on 20 May 2024

Javier Lopez Madrid

Directors’ Remuneration Report

Introduction

Dear Shareholder

As Chairman of the Compensation Committee (the Committee), and on behalf of the Board, I present the Directors’ Remuneration Report for the period ended 31 December 2023. It has been prepared in accordance with Schedule 8 of The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008, as amended.

This includes the following three sections:

•     This Annual Statement which summarises the work of the Committee during the year;

•     The Annual Report on Remuneration (the ARR) which provides details of the remuneration earned by directors for the period ended 31 December 2023; and

•     The Directors’ Remuneration Policy approved at the 2022 AGM.

This report sets out both the Company’s annual report on remuneration (the ARR) for 2022 and the directors’ remuneration policy (the 2022 Policy or the Policy), which was put to shareholders at the 2022 AGM on 30 June 2022 and approved by over 90% of the shareholders who voted on it. Thank you for your support. The 2022 Policy is included on pages 37 to 49 for your information and ease of reference.

The Companies Act 2006 requires the auditors to report to the shareholders on certain parts of the Directors’ Remuneration Report and to state whether, in their opinion, those parts of the report have been properly prepared in accordance with the Accounting Regulations. The parts of the annual report on remuneration that are subject to audit are indicated in that report. The statement by the chair of the Compensation Committee and the policy report are not subject to audit.

The Policy

Under English law, a directors’ remuneration policy requires shareholder approval not less than once in every three years. The Committee last concluded its review of the policy in 2022 and determined that the then current remuneration framework achieved an appropriate balance of performance and reward, and 2022 Policy was duly approved at the 2022 AGM.

Shareholder Engagement in 2023

During 2022, the Company consulted extensively with a large number of shareholders and other stakeholders. During the year we held over 100 meetings with shareholders and other stakeholders including labor unions representing our employees. In addition, we engaged with proxy advisors.

Short term incentive awards for 2023

The annual short term incentive objectives for the Executive Chairman and CEO in 2023 were EBITDA in relation to 50% of the award, net cash flow in relation to 50%. The Executive Directors achieved performance of (75.64%) of their target bonus opportunities. We believe these outcomes are justified by the exceptional performance of the Company during a year that experienced deterioration in market conditions for the Company’s products. Management took exceptional measures to promptly react to such market deterioration and preserve the Company’s financial condition and results of operations. Moreover, in 2023 the Board took some exceptional decisions that impacted net cash flow, one of the key financial performance indicators that had been set for the 2023 short term incentives. During 2023 the Company repaid $232 million of its long-term debt, an exceptional accomplishment. For purposes of evaluating the 2023 short-term incentive performance conditions, net cash flow was adjusted by $90 million to reflect excess debt repayment over the amount that had been previously budgeted, as well as by $154 million related to the French energy rebate that was recognized in 2023 with cash received in January 2024. See the ARR for more on the 2023 short term incentive outturn.

LTIPs vesting in 2023

No awards under the EIP vested during the year ended 31 December 2023.

Awards granted to our Executive Directors in 2021 under the EIP came to the end of their performance period on 31 December 2021 and vested in 1 January 2024. The Committee assessed their performance at 100% of target, and the awards vested and became exercisable. As of December 31, 2023, the awards to our Executive Chairman and our CEO have not been exercised.

Non-Executive Directors and their remuneration

No changes to NED fees were proposed during 2023. In 2022, the Corporate Governance Committee reviewed the structure of NED fees and decided to propose an additional payment for extraordinary meetings in the amount of £2,500 for in-person meetings and £1,250 for meetings held by video conference or telephonically. Such changes were approved by the Board. Other than these two changes, they chose not to recommend any other adjustment to the level or principles underlying NED fees, which otherwise remain unchanged in quantum since 2016.

Looking forward to 2024

We care deeply about our workforce and our role in and our local and global communities. Throughout the year the Committee has carefully considered the wider economic climate and fairness of our remuneration policies. In order to promote the Company’s safety environment and broader ESG goals, we instituted an ESG-related performance measure to the long term incentive plan grant for the first time in 2022 with a safety measure, and in 2023 we employed an ESG performance indicator tied to execution of the broader ESG strategy. For the 2024 grant under the EIP, which is expected to be approved in the coming months, we will again include an ESG-related performance indicator.

The Committee faces certain fundamental tensions in making remuneration determinations. In particular, we acknowledge that the Company’s practice is at times not fully aligned with market standards in the United Kingdom, where we are incorporated. As a company incorporated in the UK, with significant operations in both Europe and the United States, as well as listing on the Nasdaq stock market in the US, we must remain competitive in order to retain top talent to deliver the best results for our shareholders. As such, at times we design our remuneration features more in line with the US market, which tends to pay more than in the United Kingdom. Moreover, we note that the Policy tends to provide limits significantly in excess of grants actually made. For example, while the Policy provides that short term incentive awards cannot be more than 500% of salary, the Committee has consistently applied a maximum limit of 150% to awards to our Executive Directors in recent years.

In 2024, the Committee and the Board approved an increase in the base salary of the Executive Chairman, Javier Lopez Madrid, in the amount of £18,000 (3%) annually, and an increase in the base salary of the CEO, Marco Levi, in the amount of €25,000 (3%) annually effective as of 1 April 2024. In both cases, the increases were in line with increases for the general workforce and consistent with market practice for the Company’s industry.

During 2023, the Company continued to increase engagement with shareholders with increased participation in investor conferences and many more meetings with investors than in prior years. This year, shareholders will continue to have an advisory vote on the Directors’ Remuneration Report. I hope we will again receive your support for the resolutions relating to remuneration at the 2024 AGM.

Signed on behalf of the Board.

Chairman of the Compensation Committee

20 May 2024

The Policy

This section of the Directors’ Remuneration Report on pages 37 to 49 sets out the Directors’ Remuneration Policy which was put forward for shareholder approval at the 2022 AGM on 30 June 2022. The approved Policy can be found in the Company’s U.K. Annual Report and Accounts for the period ended 31 December 2021 and on the Company’s website. The Policy is set out below for information only.

Aim of the Policy

The overall aim of the Policy is to provide appropriate incentives that reflect the Company’s high-performance culture and values to maximize returns for shareholders.

In summary, our aim as regards Executive Directors is to provide remuneration which:

•	attracts, retains and motivates high caliber, high performing employees;

•	encourages strong performance and engagement, both in the short and the long term, to enable the Company to achieve its strategic objectives;

•	link a very significant proportion of pay to performance conditions measured over the short term and longer term;

•	set fixed pay levels at or around market norms to allow for a greater proportion of total remuneration opportunity to be in variable pay; and

•	create strong alignment between the interests of shareholders and executives through both the use of equity in variable incentive plans and the setting of shareholding guidelines for Executive Directors.

There are no material differences in the Policy for Executive Directors compared to that of senior management other than in terms of quantum and levels of participation in incentive plans reflecting the higher weighting to variable pay and ability to influence performance outcomes. For the wider employee population, the Company aims to provide remuneration structures and levels that reflect market norms for the location at which they are based.

Operation of the Policy

Throughout the Policy, reference is made to the authority, powers and discretions vested in the Committee. It is the Committee’s practice that, in relation to any significant decision in relation to the compensation of the Company’s Executive Directors or the second tier of executive management below them, the Committee makes recommendations to the Board which determines the final decision of the Company on such matters.

The following table summarizes the Policy as applied to Executive Director remuneration:

Components of remuneration for Executive Directors

	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery
Element
Salary	A fixed salary commensurate with the individual’s role, responsibilities and experience, having regard to broader market rates.	Reviewed annually, taking account of Group performance, individual performance, changes in responsibility, levels of increase for the broader employee population and market salary levels.	Not applicable.

Pension and retirement benefits	Attraction and retention of top talent; providing mechanism for the accumulation of retirement benefits.

Executive Directors may be paid a cash allowance in lieu of pension.

The maximum cash allowance is 20% of base salary. This includes contributions to the U.S. tax-qualified defined contribution 401(k) plan.

Not applicable.

Benefits	Attraction and retention of top talent.	Benefits may include but are not limited to medical cover, life assurance and income protection insurance.	Not applicable.

Relocation allowances may take into account a housing allowance, school fees, adviser fees for assistance with tax affairs and an expatriate allowance to cover additional expenditure incurred as a result of the relocation. Payment of such relocation allowances will be reviewed by the Committee on an annual basis

Benefits may include tax equalization provisions applicable if an Executive moves between jurisdictions with differing tax regimes at the Company’s request. If the Executive moves to an area of higher taxation, the Company may agree to make an annual or other regular payment in cash to compensate him or her for any additional tax burden. Where the Executive moves to a jurisdiction where his or her effective tax burden is lower than that to which he or she was subject prior to such move, the Executive’s compensation may be commensurately reduced to ensure that his or her net pay remains unaffected.

	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

Benefits will be provided as the Committee deems necessary including to take into account perquisites or benefits received from a prior employer or as is customary in the country in which an executive resides or is relocated from.

Benefits provided by the Company are subject to market rates and therefore there is no prescribed monetary maximum. The Company and the Committee keep the cost of the benefits under review.

The Company provides all Executive Directors with directors’ and officers’ liability insurance and will provide an indemnity to the fullest extent permitted by the Companies Act.

Annual and other bonuses	Short-term performance-based incentive to reward achievement of annual performance objectives.

The annual bonus plan and all payments and awards under it are at the discretion of the Committee. Subject as aforesaid, the Committee will determine an Executive Director’s actual bonus amount, subject to the achievement of quantitative and qualitative performance criteria.

At least two-thirds of the bonus will be based on financial metrics with any balance based on non-financial metrics.

The maximum annual bonus opportunity that may be awarded to an Executive Director is normally 200% of salary. If the Committee provides higher annual bonus opportunities in any year its rationale will be clearly explained in the Annual Report on Remuneration for the relevant year. In these and other exceptional circumstances the limit will be 500% of salary.

No more than 25% of the maximum annual bonus payable for each performance condition will be payable for threshold performance.

The Committee will select the most appropriate performance measures for the annual bonus for each performance period and will set appropriately demanding targets.

Normally any bonus earned in excess of the target amount will be deferred for three years into shares in the Company. An Executive Director may be granted an additional long-term incentive award as described below of equal value (at maximum) to the amount of annual bonus deferred.

Recovery and recoupment will apply to all bonus awards for misstatement, error or gross misconduct.

	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

In addition or in place of an annual bonus, the Company may pay a retention bonus where it considers it necessary to retain key Executives in situations where the relevant Executive would otherwise leave the Company and his or her retention is critical to the Company’s performance and/or the achievement of strategic goals or key projects. The grant, terms and payment of any retention bonus are at the discretion of the Committee.

A retention bonus may be payable in cash or in shares and subject to such conditions as the Committee sees fit, including the Executive remaining with the Company for a defined period of time and/or meeting set performance criteria. The Committee would normally count any retention bonus awarded towards the 500% of salary limit.

Long-term incentive awards	Focus Executive Directors’ efforts on sustainable strong long-term performance of the Company as a whole, and to aid in retention with multi-year vesting provision. Improves alignment of Executive Directors’ interests with those of the Company and shareholders.	Executive Directors are eligible for awards to be granted as decided by the Committee under the Company’s long-term incentive plan. All awards are subject to performance targets as determined by the Committee for each grant, performance against which is normally measured over a three-year period. Awards usually vest three years from the date of their grant.

The Committee will select the most appropriate performance measures for long-term incentive awards for each performance period and will set appropriately demanding targets.

Recovery and recoupment will apply to all long-term incentive awards for misstatement, error or gross misconduct.

The annual target award limit will not normally be higher than 300% of salary (based on the face value of shares at date of grant).

Maximum vesting is normally 200% of target (based on the face value of shares at date of grant).

There is an exceptional annual target award limit in recruitment, appointment and retention situations of 500% of salary.

	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

Share ownership guidelines	Increases alignment between the Executive Directors and shareholders.	Executive Directors are strongly encouraged to hold a percentage of their salary in shares. This holding guideline could be achieved through the retention of shares on vesting/exercise of share awards and may also (but is not required to) be through the direct purchase of shares by the Executive Directors.	Not applicable.

Performance Criteria and Discretions

Selection of Criteria

The Committee annually assesses at the beginning of the relevant performance period which corporate performance measures, or combination and weighting of performance measures, are most appropriate for both annual bonus and long-term incentive awards to reflect the Company’s strategic initiatives for the performance period. The Committee has the discretion to change the performance measures for awards granted in future years based upon the strategic plans of the Company. The Committee sets demanding targets for variable pay in the context of the Company’s trading environment and strategic objectives and taking into account the Company’s internal financial planning and market forecasts. Any non-financial goals will be well defined and measurable.

Discretions retained by the Committee in operating its incentive plans

The Committee operates the Group’s various plans according to their respective rules. In administering these plans, the Committee may apply certain operational discretions. These include the following:

•	determine the extent of vesting based on the assessment of performance, including exercising its discretion to reduce payout as and where appropriate;

•	determine “good leaver” status (as described below) and where relevant extent of vesting;

•	where relevant determine the extent of vesting in the case of share-based plans in the event of a change of control in accordance with the rules of the various plans; and

•	make the appropriate adjustments required in certain circumstances (e.g. rights issues, corporate restructuring events, variation of capital and special dividends).

The Committee, acting fairly and reasonably, and after consulting plan participants, may adjust the targets and/or set different measures and alter weightings for the variable pay awards already granted (in a way that the alterations are intended to create an equivalent outcome for plan participants) only if (i) an unexpected event (whether a corporate or outside event) occurs which causes the Committee to reasonably consider that the performance conditions would not achieve their original purpose without alteration and (ii) the varied conditions are materially no more or less difficult to satisfy than the original conditions. Any changes and the rationale for those changes will be set out clearly in the Annual Report on Remuneration in respect of the year in which they are made.

Remuneration scenarios for the Executive Directors

The charts below show the level of remuneration potentially payable to each of Javier López Madrid as Executive Chairman and Marco Levi as CEO under different performance scenarios for the 2024 financial year.

In respect of the remuneration of the Executive Chairman:

In respect of the remuneration of the CEO:

Assumptions

1.	Fixed pay comprises base salary for 2023, benefits and a pension contribution of 20% of base salary for each of Javier Lopez Madrid and Marco Levi. Benefits comprise private health, income protection and life insurance arrangements at an estimated level of 6.3% of base salary for Javier Lopez Madrid and 4.7% of base salary for Marco Levi salary and an expatriate allowance of 20% of base salary in the case of Javier López Madrid.

2.	On-target performance comprises fixed pay plus annual bonus of 100% of base salary, and long-term incentives of 133% of base salary, for the Executive Chairman and the CEO.

3.	Maximum performance comprises fixed pay plus annual bonus of 150% of base salary, and long-term incentives of 200% of base salary, for the Executive Chairman and the CEO.

4.	Maximum performance plus share price growth comprises the maximum performance scenario described above plus an assumed 50% share price growth over the performance period of the LTIP.

5.	As described in the Policy, an additional long-term incentive award may be granted if part of the annual bonus is deferred, with the maximum value of such award equal to the amount of bonus deferred. As at 31 December 2023 no such awards have been made to the Executive Directors and none is to be made in respect of 2023.

Approach to Recruitment Remuneration

The Committee expects any new Executive Directors to be engaged on terms that are consistent with the Policy as set out above.

The Committee recognizes that it cannot always predict accurately the circumstances in which any new directors may be recruited. The Committee may determine that it is in the interests of the Company and shareholders to secure the services of a particular individual which may require the Committee to take account of the terms of that individual’s existing employment and/or their personal circumstances. Examples of circumstances in which the Committee expects it might need to do this are:

•	where an existing employee is promoted to the Board, in which case the Company will honour all existing contractual commitments including any outstanding annual bonus or long-term incentive awards or pension entitlements and will provide other benefits consistent with those provided to senior leaders in that employee’s home country or place of residence prior to appointment to the Board;

•	where an individual is relocating in order to take up the role, in which case the Company may provide certain one-off benefits in addition to benefits set out in the policy table such as reasonable relocation expenses, assistance with visa applications or other immigration issues and ongoing arrangements such as flights home and cost of education; and

•	where an individual would be forfeiting fixed or valuable variable remuneration in order to join the Company, in which case the Committee may award appropriate additional compensation in addition to the limit set out in the policy table. The Committee would look to replicate the arrangements being forfeited as closely as possibly taking into account the nature of the remuneration, performance conditions, attributed expected value and the time over which any variable pay would have vested or been paid.

In making any decision on any aspect of the remuneration package for a new recruit, the Committee would balance shareholder expectations, current best practice and the requirements of any new recruit and would strive not to pay more than is necessary to achieve the recruitment. The Committee would give full details of the terms of the package of any new recruit in the next remuneration report. Award levels under the Company’s variable incentive plans would not exceed those set out in the policy table, but their proportions can be altered for the first three years of employment.

Executive Directors’ Service Contracts and Policy on Cessation

In order to motivate and retain the Executive Directors and other senior executives, most of whose backgrounds are in the United States and Europe, the Committee has taken account of market practices in those countries in formulating the Policy, including (a) determining the treatment of annual and retention bonuses and long-term incentive awards in case of termination of their employment by the Company without cause, (b) referencing past annual bonuses in calculating the amount of payment in lieu of notice, (c) determining the extent of vesting of long-term incentive awards in the event of a takeover or change of control and (d) determining that all long-term incentive awards granted to an executive in any financial year will be subject to achievement of performance targets.

Service contracts

Subject to the Approach to Recruitment Remuneration above, Executive Directors have rolling service contracts for an indefinite term but a fixed period of notice of termination which would normally be 12 months. With respect to newly appointed directors, the Committee may, if it considers it necessary, agree a notice period in excess of 12 months (but not exceeding 24 months), provided it reduces to 12 months within a specified transition period of not exceeding 36 months. The service contract for Javier López Madrid is in accordance with this policy and his fixed period of notice of termination is 12 months. See below for more on Marco Levi’s service contract.

The Executive Chairman’s service contract may be terminated for cause without notice and without further payment or compensation, except for sums accrued to the date of termination. In other circumstances, the Company may terminate his employment with immediate effect and make a payment in lieu of notice in the amount equivalent to the aggregate of (i) base salary, (ii) the average of annual bonuses in the last three years prior to termination, (iii) pension allowance plus (iv) cost of benefits, for the notice period (or if a notice has been served, for the unserved notice period). He would be entitled to an equivalent payment in the event of his resignation for good reason (as defined in the service contract). Similar provisions may apply in the event that he leaves following a change of control of the Company, but no additional entitlements would be expected to be set out in the Executive Director’s service contract beyond those described above. An Executive Director may also be entitled to certain amounts with respect to annual or retention bonuses and long-term incentive awards, as described below.

Marco Levi is employed under a service contract made under Spanish law (and in particular, the provisions of the Royal Decree 1382/1985 1st of August regarding senior management (“Alta Dirección”)). Spanish employment law imposes a number of mandatory requirements, including in relation to termination. The CEO’s service contract may be terminated for cause (as defined in the service contract by reference to Spanish statutory law) without notice and without further payment or compensation, except for sums accrued to the date of termination. If the dismissal is declared null or unfair by a definitive court or labour tribunal ruling, the CEO is entitled to receive a severance payment equal to six months’ salary plus a payment equal to the Company’s costs in such six month period corresponding to the insurance and pension benefits in force at the time of termination. This severance compensation includes and absorbs the compensation and any statutory notice to which the Executive may otherwise be entitled by operation of law. In the event that the CEO is dismissed without cause, the CEO will similarly be entitled to receive a severance payment equal to six months’ salary plus an amount equal to the costs the Company would have incurred in providing pension, health insurance, income protection and life assurance benefits for the period of notice, in lieu of any statutory notice to which the CEO would otherwise be entitled. In addition, in accordance with Spanish law and as contemplated in the section Generally below, the CEO has enhanced post termination restrictive covenants. Under these provisions, the Company may be required to make an additional payment to ensure the enforceability of certain post-employment restrictions on competition for a period of six months from termination on terms which are customary in senior management employment relationships. The amount payable is 30% of the CEO’s salary at the date of termination and is deemed discharged at the rate of 15% of salary per annum throughout the employment relationship, such that on termination no further sums will be payable if an amount equal to 30% of salary has already been paid. The total amount payable on termination of the CEO’s service contract other than for cause is therefore less than 12 months’ salary and benefits.

Where an Executive Director’s service contract is terminated for “without cause” or for “good reason” as defined in the relevant director’s service contract, the provisions outlined below in relation to annual bonus awards and long-term incentive awards as described below will apply. Executive Directors’ service contracts (or a memorandum of the terms where the contract is unwritten) are available for inspection at the Group’s office at 13 Chesterfield Street, London, W1J 5JN during normal business hours and at the Annual General Meeting.

Generally

As circumstances may require, the Committee may approve compensation payments in consideration of statutory entitlements, for a release of claims, enhanced post-termination restrictive covenants (for example, as outlined above) or transitional assistance, such as outplacement services and payment of legal fees in connection with termination, the costs of short term accommodation or leasing arrangements, home relocation expenses including tax related expenses and other ancillary payments thereto.

Annual bonus awards (including retention awards)

In the event that an Executive Director’s employment is terminated without cause, by resignation by the Executive Director for good reason, or by reason of death, injury, disability or his employing company or the business for which he works being sold out of the Group, the Company will pay an annual bonus amount in respect of the financial year in which termination occurs subject to performance conditions being met at the end of the period and with pro-rating of the award determined on the basis of the period of time served in employment during the normal vesting period but with the Committee retaining the discretion in exceptional circumstances to increase the level of vesting within the maximum annual bonus amount as determined by the performance conditions. The Committee may, if it considers it appropriate in exceptional circumstances, measure performance to the date of cessation. In other circumstances, payment will be at the Committee’s discretion. The Committee will consider the period of the year worked and the performance of the Executive Director during that period when considering how to exercise its discretion.

The terms of any retention bonus agreed to be paid to an Executive Director may provide for such bonus to be payable on that Executive Director’s employment being terminated without cause, by resignation by the Executive Director for good reason, or by reason of death, injury, disability or his employing company or the business for which he works being sold out of the Group. In any such case, the retention bonus will become payable in such circumstances.

Long-term incentive awards

As a general rule, any unvested long-term incentive award (except deferred bonus awards see below) will lapse upon an Executive Director ceasing to be an employee or director in the case of voluntary resignation or dismissal for cause. However, if the cessation is without cause, by resignation by the Executive Director for good reason, or because of his death, injury, disability or his employing company or the business for which he works being sold out of the Group or in other circumstances at the discretion of the Committee, and generally for any award granted in 2022 and beyond, then the award will normally vest in full on the date when it would have ordinarily vested subject to the performance conditions being met. Where an award vests at the discretion of the Committee that award may be pro-rated taking into account the period of time served in employment during the normal vesting period of the award. The Committee can, for any cessation, measure performance up to the date of cessation and permit awards to vest early in respect of which the same pro-ration principles noted above remain applicable. For awards granted in 2022 and beyond, good leaver treatment in relation to cessation without cause and/or by resignation of an Executive Director for good reason will be at the discretion of the Committee.

Deferred bonus awards vest in full upon cessation, other than in case of voluntary resignation by an Executive Director without good reason or dismissal for cause. Vested but unexercised awards held on cessation will remain capable of exercise for a limited period save in the case of dismissal for cause.

In the event of a takeover all awards will vest early to the extent that the performance conditions are determined as satisfied at that time on such basis as the Committee considers appropriate. In respect of awards granted in 2022 and beyond, in the event of a takeover awards may also be pro-rated at the discretion of the Committee.

External appointments

Executive Directors may retain fees paid for external director appointments. These appointments are subject to disclosure to and approval by the Board and must be compatible with their duties as Executive Directors.

Matters taken into consideration in determining policy and differences in the remuneration policy of the Executive Directors and employees

It is not the Committee’s practice to consult with employees on matters relating to executive pay. However, the Committee will consider pay structures, practices and principles across the Group on a regular basis and take these into account in any review of the Executive Directors’ current Policy or implementation thereof.

The Committee will consider feedback from shareholders and take into account the results of both advisory and binding votes concerning executive pay at the Annual General Meeting as well as ensuring it engages with shareholders on executive pay matters. The 2022 Policy has been formulated taking into account the Company’s understanding of current shareholder views on the Company’s remuneration policy and practices.

Directors’ Remuneration Policy for Non-Executive Directors

The following table summarizes the 2022 Policy as applied to Non-Executive Director remuneration

	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

Element
Non-Executive Directors fees including any Non-Executive Chairman	To appropriately remunerate the Non-Executive Directors

The Non-Executive Directors are paid a basic fee. Supplemental fees may be paid for additional responsibilities and activities, such as for the committee chairmen and other members of the main Board committees (e.g. audit, compensation, nominations and corporate governance) and the Senior Independent Director, to reflect the additional responsibilities as well as travel fees to reflect additional time incurred in travelling to meetings.

Not applicable

These fee levels are reviewed periodically, with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector.

The Company does not currently have a Non-Executive Chairman. If one were appointed his or her fee would be set at a level with reference to time commitment, knowledge, experience and responsibilities of the role as well as market levels in comparable companies both in terms of size and sector.

There is no maximum fee level or prescribed annual increase.

	Purpose and link to strategy	Operation and maximum opportunity	Performance framework and recovery

Element
Payment of expenses and benefits	To support the Non-Executive Directors in the fulfilment of their duties

Reasonable expenses incurred by the Non-Executive Directors in carrying out their duties may be reimbursed by the Company including any personal tax payable by the Non-Executive Directors as a result of reimbursement of those expenses. The Company may also pay an allowance in lieu of expenses and may arrange and pay for the provision of advice or assistance in relation to personal taxes for which the Non-Executive Director may be liable in connection with his or her appointment to the Board, if it deems this appropriate.

Not applicable

The Company provides Non-Executive Directors with directors’ and officers’ liability insurance and an indemnity to the fullest extent permitted by the Companies Act.

Legacy Arrangements with Certain Non-Executive Directors

Prior to the Business Combination, in keeping with many other NASDAQ listed companies, Globe granted restricted stock units and share appreciation rights to its Non-Executive directors. Outstanding awards as at 31 December 2023 held by the Non-Executive Directors, who were previously Globe’s Non-Executive directors, are set out in the ARR.

It is noted that those Non-Executive Directors with restricted stock units and share appreciation rights may be regarded as not being independent by U.K. based proxy voting agencies although the Board considers them to be fully independent. It is a provision of this Policy that the Company may accelerate the vesting of or repurchase of these awards based on an independent valuation, if it deems it to be appropriate.

Letters of Appointment with Non-Executive Directors

The Company does not enter into service contracts with its Non-Executive Directors, rather the Company enters into letters of appointment for a rolling period of 12 months with each annual renewal being subject to re-election at each annual general meeting of the Company. No compensation for loss of office is payable in the event a Non-Executive Director is not re-elected. The Company may request that Non-Executive Directors resign with immediate effect in certain circumstances (including material breach of their obligations) in which case their appointment would terminate without compensation to the Non-Executive Director for such termination but with accrued fees and expenses payable up to the date of termination.

Appointment of Non-Executive Directors

For the appointment of a Non-Executive Chairman or other Non-Executive Directors, the fee arrangement would be in accordance with the approved Directors’ Remuneration Policy in place at that time.

Minor amendments

The Committee may make minor changes to the Policy, which do not have a material advantage or disadvantage overall to directors, to aid in its operation or implementation (including to take account of any change in legislative or regulatory requirements applicable to the Company) without seeking shareholder approval for a revised version of the Policy.

Annual Report on Remuneration

Implementation of the Directors’ Remuneration Policy for the year ending 31 December 2023

This section sets out how the Committee intends to implement the Policy for the year ending 31 December 2023.

Base salary

Javier López Madrid was appointed as Executive Chairman with effect from 31 December 2016. Javier López Madrid’s salary was reviewed in 2024 and was increased from £599,400 ($745,902) to £617,400 ($768,046) per annum effective 1st April 2024.

Marco Levi's base salary as CEO was reviewed in 2024 and was increased from EUR816,000 ($882,341) per annum to EUR841,000 ($909,978) per annum effective April 1, 2024.

Neither Javier Lopez Madrid nor Marco Levi received any additional fees or compensation for their respective roles on the Board. See “Looking forward to 2024” in the Compensation Committee Chairman’s letter above for more information.

Pension and benefits

In accordance with the Policy, both Executive Directors receive a pension contribution at the rate of 20% of base salary, payable as a cash allowance. In addition, they receive health insurance, income protection and life assurance benefits to the value of approximately 6.3% of salary for the Executive Chairman and 4.7% for the CEO.

The Company provides directors’ and officers’ liability insurance and an indemnity to the fullest extent permitted by the Companies Act.

Variable Remuneration

Short Term Incentives

The objectives for the 2024 annual short-term incentives were determined by the Compensation Committee and the Board on 22 February 2024. For each of the Executive Directors, target is at 100% of base salary, with a maximum opportunity of 150% of base salary. As in past years and consistent with the Committee’s approach to incentive awards, the maximum opportunity has been set significantly below limits in the Policy. The performance indicators for the Executive Directors are 2024 adjusted EBITDA, accounting for 50% weighting, and 2024 adjusted free cash flow, accounting for 50% weighting.

Long-term incentives

The 2024 long-term incentive grant has not yet been approved by the Compensation Committee and the Board, which are expected to do so in the coming weeks or months. The awards are expected to be structured as performance share awards with awards vesting three years from grant subject to continued service and the achievement of performance conditions. The award levels are expected to be 100% of base salary as target and 200% of base salary as maximum in the case of the Executive Directors. Performance conditions are expected to comprise long-term key financial indicators and relative total shareholder return relative to a comparator group. All performance conditions are expected to be measured over the January 1, 2024 to December 31, 2026 period. In addition, the grants are expected to be subject to a multiplier, which multiplier can both reduce or increase the total amount of payouts.

Like in 2022 and 2023, the relative TSR performance condition is expected to be based on a bespoke comparator group comprising Outokumpu, Imerys, Eramet, Jacquet Metals, Evonik Industries, Wacker, Thyssenkrupp, SGL Carbon SE, Amg Advanced Metallurgical Group, Elkem, Acerinox, Materion Corp., Minerals Technologies Inc., Schnitzer Steel Industries, Kaiser Aluminum, Ati Inc., Steel Dynamics Inc., Timkensteel, Century Aluminum Co. and Cleveland-Cliffs.

The inclusion of earnings and cash flow measures in both the short term incentive and long term incentive grants for 2024 is designed by the Compensation Committee and the Board to ensure strong support of the Board’s strategy for the Company. The short-term incentive measures will continue to provide focus on in-year delivery, while the long term incentive measures will focus on cumulative and sustained performance over a three-year period. In all cases, measures are stretch targets based on the consensus view as it was determined in early 2024.

Non-Executive Director share ownership guidelines

In 2018, the Non-Executive Directors reviewed the guidelines under which they had voluntarily agreed to apply on a cumulative basis at least a quarter of their normal annual gross fees to acquire shares under arrangements designed to ensure that shares can be purchased on a regular basis over a period of eight years and agreed several points of clarification, including that:

•	Where more or fewer shares are acquired in any year, the value of shares to be acquired in subsequent years may be reduced or increased respectively such that on a cumulative basis the 25% test is satisfied;

•	Each Non-Executive Director agrees to retain his or her shares until the earlier of achieving a holding equal to twice his or her annual base fees being achieved or that director leaving the Board;

•	Where a director holds outstanding and exercisable share-based or phantom restricted stock awards, the shares or notional shares under award are to be taken into account in determining the relevant director’s holding and may be exercised and disposed of at any time (with consequent effect on the director’s holding).

Fees for the Non-Executive Directors

Fees are set and payable in Pounds sterling. The fees for 2024 are the same as those for 2023, with the exception of the new Nominations and Governance Committee. On 26 May 2023, Board of Directors canceled both the Nominations Committee and the Corporate Governance Committee, replacing them with a new combined Nominations and Governance Committee and populating the new committee exclusively with independent Directors. Compensation to Non-Executive Directors for service on such committee was set in line with fees for the Compensation Committee.

Non-Executive Director base fee	£70,000 ($86,583)
Senior Independent Director	£35,000 ($43,291)
Member of Audit Committee	£17,500 ($21,645)
Member of Compensation Committee	£15,500 ($19,172)
Member of Nominations and Governance Committee	£15,500 ($19,172)
Member of Corporate Governance Committee	£12,000 ($14,843)
Member of Nominations Committee[1]	£1,500 ($1,855 per meeting, subject to an annual cap of £10,000 ($12,369))
Committee Chairperson	Two times committee membership fee

Extraordinary meetings (per meeting)
In person meetings	£2,500 ($3,092)
Meetings by videoconference/telephone	£1,250 ($1,546)

Travel fee (per meeting)
Intercontinental travel	£3,500 ($4,329)
Continental travel	£1,500 ($1,855)

Notes:

1.	No fees were payable to the Chair of the Nominations Committee while the individual in that role was also an Executive Director

Remuneration paid in respect of the year to 31 December 2023

Single Figure of Remuneration for the period – Audited

The table below shows the aggregate emoluments earned by the Executive Directors of the Company who served at any time during either of the years ended 31 December 2023 and 31 December 2022. The emoluments shown for 2023 have been converted to USD at the Group’s average rate for year to 31 December 2023 of GBP1:USD1.244. Those for 2022 were converted at the rate of GBP1:USD1.2369 in accordance with the 2022 U.K. Annual Report. Numbers given in Euros in any part of the Directors Remuneration Report are converted to USD at the Group’s rate of €1:USD1.0813 and to GBP at the Group’s rate of €1:GBP0.86979.

	Salary[1] (USD 000s)		Benefits [2] (USD 000s)		Pension[3] (USD 000s)		Short-term incentives (USD 000s)		Long-term incentives[4] (USD 000s)		Total (USD 000s)
Executive Director	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Javier López Madrid	746	685	196	181	149	137	565	986	0	0	1,656	1,989
Marco Levi	882	842	41	27	176	168	668	1,209	0	0	1,767	2,246

	Total Fixed Remuneration		Total Variable Remuneration		Total Remuneration
Executive Director	2023	2022	2023	2022	2023	2022
Javier López Madrid	1,091	1,003	565	986	1,656	1,989
Marco Levi	1,099	1,037	668	1,209	1,767	2,246

(1)	For Javier López Madrid, benefits include an expatriate allowance of 20% of salary (£119,180 ($149,180 in 2023), and medical insurance and life assurance coverage as benefits. For Marco Levi, benefits include medical and life assurance coverage as benefits.
(2)	For 2023 the pensions for Javier López Madrid and Marco Levi are 20% of base salary, paid as a cash supplement.
(3)	No long-term incentive awards had performance periods concluding in either 2023 or 2022. The performance period of the 2021 long-term incentive awards ended on 31 December 2021 and the awards vested on 1 January 2024 as to 100%. The performance period of the 2020 long-term incentive awards ended on 31 December 2020 and are expected to vest on 16 December 2024. The performance conditions of the 2020 awards were previously assessed at 31.92%.

The table below shows the aggregate emoluments earned by the Non-Executive Directors of the Company who served at any time during the years ended 31 December 2023 and 31 December 2022.

	Fees ($’000)		Benefits ($’000)[1]		Total ($’000)
Non-Executive Directors	2023	2022	2023	2022	2023	2022
Bruce L Crockett	219	204	22	22	241	226
Stuart E Eizenstat	113	107	9	9	122	115
Manuel Garrido y Ruano	99	103	5	5	104	108
Rafael Barrilero	135	128	9	9	144	137
Nicolas de Santis	124	111	-	-	124	111
Juan Villar-Mir de Fuentes	91	88	4	4	95	92
Marta Amusategui	139	129	9	9	148	138
Silvia Villar-Mir de Fuentes 2	102	107	7	7	109	114
Belén Villalonga Morenes	147	124	22	22	169	146

(1)	Benefits exclusively comprise travel allowances.

Short-term incentives for the financial year to 31 December 2023 for the Executive Directors – audited

The target annual bonus opportunity for each of the Executive Directors was 100% of salary, with a maximum opportunity of 150%, and the performance measures for 2023 for each are detailed in the tables below. Final bonuses were approved by the Compensation Committee and Board on 206 and 27th February 2024and paid at 75,77%% of target for the Executive Chairman and CEO.

Performance targets and performance for the Executive Directors in 2023 were as follows:

Measure	Weighting (target % of award)	Threshold performance (0% of target paid)	Target performance (100% of target paid)	Stretch performance (150% of target paid)	Actual Performance	Bonus outcome
Adjusted EBITDA	50%	$159 million	$345 million	$495 million	$315 million	91%
Adjusted Net cash-flow[1]	50%	$91 million	$191 million	$300 million	$109 million	57%

1.	For purposes of evaluating the 2023 short-term incentive performance conditions, net cash flow was adjusted by the Committee to reflect (1) $142 million excess debt repayment over budget expectations; and (2) $154 million French energy rebate recognized in 2023 with cash received in January 2024.

Long term incentive awards for the financial year ended 31 December 2023 – Audited

Awards vesting/performance period ending in financial year 2022

There were no long-term incentive awards with performance periods ending in the year ended 31 December 2023 or that vested during 2023.

Awards granted in financial year 2023

On 30 May  2023 Javier López Madrid and Marco Levi were granted long-term incentive awards as set out in the table below.

	Type of award[1]	Basis of award (at max)[2]	Share value at grant[3]	Number of shares at target	Number of shares at max	Face value of shares at max[4]	Vesting date	Performance period[5]
Javier López Madrid	Nil-cost option	200% of salary of $745,902	$4.4515	222,623	333,935	$1,486,512	30 May 2026	1 January 2023 through 31 December 2025
Marco Levi	Nil-cost option	200% of salary of $882,341	$4.4515	261,521	392,281	$1,746,240	30 May 2026	1 January 2023 through 31 December 2025

2.	No price is normally payable on the exercise of the nil-cost option although the Company reserves the right to require the payment of the nominal cost of the shares as a condition of exercise if required to enable the issue or transfer of the shares.
3.	Converted at GBP1:USD1.24 and EUR1:USD1.07, being the exchange rate on the date of grant.
4.	The share value at grant was determined based on the average of the closing prices of the 20 trading days prior to grant.
5.	The value shown in this column has been calculated by multiplying the number of shares that would vest at max by the share value at grant.
6.	See below for details of the performance conditions applicable to the awards.

The 2023 long term incentive awards are structured as performance share awards with awards vesting three years from grant subject to continued service and the achievement of performance conditions. The award levels are 100% of base salary at target and 200% of base salary at maximum in the case of the Executive Directors. The performance conditions are as follows:

-	EBIT accounts for 40% weighting, with performance measured over a straight-line sliding scale with $353 million representing minimum and 60% payout, $588million representing target and 100% payout, and $822 million representing maximum and 150% payout. Results below $353 million are below minimum and have no associated payout.

-	Operational cash flow accounts for 40% weighting, with performance measured over a straight-line sliding scale with $649 million representing minimum and 60% payout, $1,082 million representing target and 100% payout, and $1,622 representing maximum and 150% payout. Results below $649 million are below minimum and have no associated payout.

-	Relative TSR accounts for 20% weighting, with performance measured over a straight-line sliding scale with median (50th percentile) representing minimum and target, and 100% payout, and 75th percentile or greater representing maximum and 150% payout. Results below median are below minimum and have no associated payout.

The relative TSR performance condition is based on a bespoke comparator group comprising Outokumpu, Imerys, Eramet, Jacquet Metals, Evonik Industries, Wacker, Thyssenkrupp, SGL Carbon SE, Amg Advanced Metallurgical Group, Elkem, Acerinox, Materion Corp., Minerals Technologies Inc., Schnitzer Steel Industries, Kaiser Aluminum, Ati Inc., Steel Dynamics Inc., Timkensteel, Century Aluminum Co. and Cleveland-Cliffs.

In addition, the grants are subject to a multiplier for successful completion of the Company’s ESG action plan 2023-2025 which can both reduce or increase the total amount of payouts. If 60% or less of the ESG action plan is completed by the end of 2025, awards will be subject to a multiplier of 90%. If 80% of the ESG action plan 2023-2025 is completed by the end of 2025, awards will be subject to a multiplier of 100%. If 100% of the ESG action plan 2023-2025 is completed by the end of 2025, awards will be subject to a multiplier of 120%. Values falling between such points will be measured on a straight line basis.

Directors’ shareholding and share interests – Audited

The table below sets out the number of shares held or potentially held by directors (including their connected persons where relevant) as at 31 December 2023. The Company has share ownership guidelines in place under which it recommends that non-executive directors hold up to a number of shares in the Company equivalent to 200% of base salary.

Director	Beneficially owned shares	Number of shares under long term incentive awards without performance conditions[1]	Number of shares under long term incentive awards with performance conditions[2]	Shareholding as a % of base salary	Percentage of Executive Director’s salary held as shares as at 31 December 2023[3]
Javier López Madrid	278,538	802,288	523,366	-	245%
Marco Levi	100,000	489,465	631,802	-	76%
Bruce L. Crockett	46,000	2,527	-	372%
Stuart E. Eizenstat	61,845	-	-	500%
Manuel Garrido y Ruano	870	-	-	7%
Marta de Amusategui y Vergara	78,220	-	-	633%
Juan Villar Mir de Fuentes	-	-	-	0%
Belen Villalonga	-	-	-	0%
Nicolas De Santis	-	-	-	0%
Silvia Villar Mir de Fuentes	49,400	-	-	400%
Rafael Barrilero	-	-	-	0%

1.	Where performance conditions have already been tested by the Board, such amounts are reflected in the “without performance conditions” column with their expected vesting values.
2.	Refers to the maximum number of shares to potentially vest under the 2022 and 2023 LTIP grants.
3.	Measured by reference to beneficially owned shares only and using the closing share price on 29 December 2023 of $6.51 and the annual salaries of the Executive Directors in USD as disclosed in this U.K. Annual Report and Accounts.

The Directors’ outstanding share awards as at 31 December 2023 were as detailed below:

Director	Award type	Grant date	Outstanding[1]	Subject to performance conditions[2]	Exercisable as of 31 December 2023	Exercised during the year to 31 December 2023	Future vesting	Vesting date
Javier López Madrid	LTIP Nil cost option	24.11.16	28,1173	Yes	Yes	-	-	24.11.19
	LTIP Nil cost option	01.06.17	70,4643	Yes	Yes	-	-	01.06.20
	LTIP Nil cost option	21.03.18	46,7773	Yes	Yes	-	-	21.03.21
	Deferred Bonus Award: Nil cost option	14.06.18	23,0663	No	Yes	-	-	14.06.21
	LTIP Nil cost option	13.03.19	110,1133	Yes	Yes	-	-	28.04.22
	LTIP Nil cost option	16.12.20	138,1403	Yes	No	-	138,140	16.12.24
	LTIP Nil cost option	09.09.21	385,6114	Yes	No	-	385,611	01.01.24
	LTIP Nil cost option	21.09.22	189,4315	Yes	No	-	189,431	22.09.25
	LTIP Nil cost option	30.05.23	333,9355	Yes	No	-	333,935	30.05.26

Marco Levi	LTIP Nil cost option	16.12.20	130,3604	Yes	No	-	130,360	16.12.24
	LTIP Nil cost option	09.09.21	359,1054	Yes	No	-	359,105	01.01.24
	LTIP Nil cost option	21.09.22	239,5215	Yes	No	-	239,521	22.09.25
	LTIP Nil cost option	30.05.23	392,2815	Yes	No	-	392,281	30.05.26

Bruce L. Crockett[3]	RSU/C	Various	2,527	No	Yes	-	-	-

1.	Deferred share bonus awards granted to the Executive Directors only. Vested awards are shown with dividend equivalents.
2.	Subject to performance conditions and continued employment in the case of awards to the Executive Directors. See page 54 for performance conditions applicable to the awards granted in 2023.
3.	Performance conditions and service conditions for these awards have been satisfied and the number of shares which are vested but not exercised as at 31 December 2023 are reflected as “outstanding”.
4.	Performance conditions for these share awards have been satisfied and the number of shares expected to vest in the future are reflected in “outstanding” and “future vesting” columns.
5.	These awards are subject to satisfaction of performance conditions and service conditions in the future and are yet to be vested.

Total pension entitlements – Audited

Details of the value of pension contributions are provided in the Pensions column of the Single Figure of Remuneration table. Pension contributions are by way of a cash allowance. There are therefore no specified retirement ages to disclose or consequences of early retirement.

Performance Graph

The graph below illustrates the Company´s TSR performance relative to the constituents of the S&P 1200 Metals & Mining index from the start of the first day of listing of Ferroglobe´s shares on 24th December 2015 to 31 December 2023. The graph shows the performance of a hypothetical $ 100 invested and its performance over that period. The index has been chosen for this table as the most appropriate comparator for the Company in this period as the Company is a constituent of this index and uses the constituents of this index for one of the TSR comparator groups for the long-term incentive awards.

Payments for loss of office - Audited

There were no payments made to any director for loss of office in the year ended December 31, 2023.

Payments made to past directors – Audited

There were no payments made to any past directors in the year ended December 31, 2023.

Executive Chairman remuneration table (in thousands)

	2023	2022	2021	2020
	Javier López Madrid[1]	Javier López Madrid[2]	Javier López Madrid[3]	Javier López Madrid[4]
Executive Chairman’s remuneration[5]	$1,656	$1,989	$5,635	$2,007
Annual variable pay (including as a % of maximum)[6]	$565 (33%)	$989 (50%)	$4,518 (80%)	$972 (48%)
LTIP awards with performance period ending in the relevant year[7]	N/A	N/A	100%	31.92%

1	At the exchange rate of 1 GBP: 1.244 USD used in the FY23 Report
2	At the exchange rate of 1 GBP: 1.2369 USD used in the FY22 Report
3	At the exchange rate of 1 GBP: 1.3757 USD used in the FY21 Report
4	At the exchange rate of 1 GBP: 1.2838 USD used in the FY20 Report
5	Remuneration comprises total remuneration
6	Annual variable pay is the short term incentive amounts and the percentage of maximum award it represents. Figures elsewhere in this report show bonus as a percentage of target.
7	The number of shares subject to long term incentive awards where final vesting is determined by reference to performance ending in the year under review is shown as a percentage of maximum opportunity.

Percentage increase or reduction in the remuneration of the Executive Directors

The following table shows the percentage change in remuneration of each director and European employees have been chosen as an appropriate group against to make the comparison, from financial year 2021, 2022 and 2023.

2023	Javier López Madrid	Marco Levi	José María Alapont (1)	Bruce L Crockett	Stuart E Eizenstat	Manuel Garrido y Ruano	Rafael Barrilero (2)	Nicolas de Santis (2)	Juan Villar Mir de Fuentes	Marta Amusategui	Silvia Villar- Mir de Fuentes	Belén Villalonga Morenes	Average employee pay
Salary and fees (USD 000s)	9%	5%	-	7%	6%	-4%	5%	12%	3%	8%	-5%	19%
All taxable benefits (USD 000s)	8%	11%	-	0%	0%	0%	0%	-	0%	0%	0%	0%
Annual bonuses	-43%	-45%	-
Total	-17%	-21%	-	7%	5%	-4%	5%	12%	3%	7%	-4%	16%	-4,7%
2022
Salary and fees (USD 000s)	-10%	19%	-	1%	-10%	-9%	49%	50%	-8%	-2%	-6%	46%
All taxable benefits (USD 000s)	-10%	4%	-	57%	100%	100%	125%		100%	100%	58%	340%
Annual bonuses	-12%	20%	-
Total	-11%	18%	-	4%	-3%	-4%	52%	50%	-4%	5%	58%	62%	61%
2021
Salary and fees (USD 000s)	7%	6%	-56%	39%	-1%	7%	-	-	7%	112%	-	-
All taxable benefits (USD 000s)	9%	14%	-28%	220%	-100%	-100%	-	-			-	-
Annual bonuses	258%	233%					-	-			-	-
Total	66%	68%	-55%	45%	-4%	5%	-	-	7%	112%	-	-	0%

1	José María Alapont resigned from the Board on 30 April 2021.
2	Belen Villalonga, Silvia Villar-Mir de Fuentes, Nicolas De Santis, and Rafael Barrilero Yarnoz joined the board of directors effective 13 May 2021.

Relative importance of the spend on pay

The following table shows the Company’s actual spend on pay for all employees compared to distributions to shareholders in the financial year. No share dividends or buybacks have occurred in the referenced years.

	1 January 2023 to 31 December 2023	1 January 2022 to 31 December 2022	1 January 2021 to 31 December 2021
Employee costs	$305,859,000	$314,810,000	$280,917,000
Average number of employees	3,539	3,470	3,294

External directorships during financial year 2023

Javier López Madrid

•	Chief Executive Officer of Grupo VM.

•	Non-Executive Chairman and investor of Siacapital S.L.

Marco Levi

•	Non-executive director of Mativ Holdings Inc

The Board was satisfied that under these arrangements the Executive Chairman and CEO had the necessary time to carry out his duties effectively during 2023.

Under the Policy, Executive Directors may retain fees paid for external director appointments. These appointments are subject to approval by the Board and must be compatible with their duties as Executive Directors.

Membership of the Committee

From 1 January 2023 until 26 May 2023, our Compensation Committee consisted of four directors: Mses. Amusategui and Villar-Mir de Fuentes and Messrs. Barrilero (Chair) and De Santis. Since 26 May 2023, our Compensation Committee has consisted of four directors: Ms. Amusategui and Messrs. Barrilero (Chair), Eizenstat and De Santis.

The Executive Chairman, Chief Executive Officer, Chief People & Culture Officer and other members of the management team may be invited to attend meetings to assist the Committee. Other Non-Executive Directors are normally invited to attend meetings to assist the Committee in its deliberations as appropriate. No Executive, however, is present during any decision making in relation to their own remuneration. In addition, neither Ms Villar-Mir de Fuentes nor Mr. Villar-Mir de Fuentes participated in discussions, or votes, regarding the remuneration of Javier López-Madrid

External advisors

Aon provides independent advice to the Committee and was appointed by the Committee in early 2016. The Committee seeks advice relating to Executive remuneration and Non-Executive Director remuneration and the wider senior management population from Aon. Aon also provided advice to management, to enable their support of the Committee, primarily in relation to remuneration reporting and the operation of incentive plans but does not provide any other services to the Company except for insurance broking services.

The Committee is satisfied that the advice received from Aon in relation to executive remuneration matters is objective and independent. Aon is a member of the UK Remuneration Consultants Group and abides by the Remuneration Consultants Group Code of Conduct, which requires its advice to be objective and impartial. The fees paid to Aon for advice provided directly to the Committee in 2023 were £6,400($7,962) (excluding VAT), with such fees paid on a per-service basis.

Statement of shareholder voting

The following table shows the results of the advisory vote on the 2022 Remuneration Report at the Annual General Meeting of 27 June 2023.

	For	% of votes cast	Against	% of votes cast	Withheld
Remuneration Report	132,987,943	98.72	1,665,009	1.24	53,462

Approval

This Directors’ Remuneration Report, including both the Policy and Annual Report on Remuneration has been approved by the Board.

Signed on behalf of the Board.

Chairman of the Compensation Committee

20 May 2024

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF FERROGLOBE PLC

1 Our opinion is unmodified

We have audited the financial statements of Ferroglobe PLC (“the Company” or “the Parent Company”) for the year ended 31 December 2023 which comprise the Consolidated Statements of Financial Position, Consolidated Income Statements, Consolidated Statements of Comprehensive Income (Loss), Consolidated Statements of Changes in Equity, Consolidated Statements of Cash Flows, Parent Company Balance Sheet, Parent Company Statement of Changes in Equity, and the related notes, including the accounting policies in note 4 of the consolidated financial statements and in note 1 of the Parent Company financial statements.

In our opinion:

•	the financial statements give a true and fair view of the state of the Group’s and of the Parent Company’s affairs as at 31 December 2023 and of the Group’s profit for the year then ended;
•	the Group financial statements have been properly prepared in accordance with UK-adopted international accounting standards;
•	the Parent Company financial statements have been properly prepared in accordance with UK accounting standards, including FRS 101 Reduced Disclosure Framework; and
•	the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (“ISAs (UK)”) and applicable law. Our responsibilities are described below. We have fulfilled our ethical responsibilities under, and are independent of the Group in accordance with, UK ethical requirements including the FRC Ethical Standard as applied to listed entities. We believe that the audit evidence we have obtained is a sufficient and appropriate basis for our opinion.

2 Key audit matters: our assessment of risks of material misstatement

Key audit matters are those matters that, in our professional judgement, were of most significance in the audit of the financial statements and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by us, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. In arriving at our audit opinion above, the key audit matters, in decreasing order of audit significance, were as follows:

Accounting treatment for Quebec Silicon Limited Partnership (QSLP) and WVA Manufacturing, LLC (WVA)

Refer to page 81 (Critical accounting estimates, assumptions and judgments), and pages 107 (financial disclosures).

The Risk – Accounting treatment

The Group entered into partnership agreements in 2009 and 2012 in respect of QSLP and WVA, whereby 51% of the ownership interest in the entities is owned by the Group and 49% of the ownership interest is held by Dow Corning Corporation (“Dow”).

Whilst the Group has the majority holding in each entity, the assessment of whether the Group has control is judgemental in the context of the rights given to the respective partners within the various legal agreements established between them and, in the case of rights given to Dow, assessing whether the rights are substantive in nature or can be adjudged to be protective.

The Group has made the judgement that the Group controls both QSLP and WVA and hence has consolidated the net assets and results of the entities and shown Dow’s interest as a non-controlling interest.

There are factors that indicate both control and joint control and therefore, as part of our first year audit, this has been an area of focus, with significant auditor judgement being required to assess whether the Group’s judgement is acceptable.

Our response

We performed the tests below rather than seeking to rely on any of the Group’s controls because the nature of the balances is such that we would expect to obtain audit evidence primarily through the detailed procedures described.

Our procedures to address the risk included:

Accounting analysis:

•	We inspected and assessed the Group’s accounting papers and evaluation of the arrangements.
•	We critically assessed management’s conclusions by inspecting the shareholder and partnership agreements and the output and supply agreements to obtain an understanding of both parties’ contractual rights, including in relation to appointing key management personnel, and to inform our assessment of what the relevant activities of QSLP and WVA were.
•	We also inspected board meeting minutes for both entities and assessed whether these indicated that the Group had the ability to direct the relevant activities of QSLP and WVA; and
•	Having assessed that the Group's accounting analysis gave more weight to arguments favouring control, we assessed the acceptability of these arguments based on our understanding of the contractual arrangements and rights available to the both the parties.

Assessing transparency: We assessed whether the Group’s disclosures about the judgement involved and factors considered by the Group in reaching the judgement are adequate.

Carrying amount of property, plant and equipment for the Polokwane and Puertollano cash-generating units

(Combined carrying value of the Polokwane and the Puertollano CGUs $43.62 million)

Refer to page 84 (accounting policy), and pages 100-101 (financial disclosures).

The Risk – Forecast-based assessment and subjective valuation

The Group identified impairment indicators in certain CGUs based on the financial performance in FY 2023. In particular, the Group has determined the recoverable amount for the Polokwane CGU as the value in use, and for the Puertollano CGU as the fair value less costs of disposal. The recoverable amount of both CGUs is subjective due to the inherent uncertainty in forecasting cash flows for Polokwane and in determining the fair value of specialised assets for Puertollano.

Subjective auditor judgment was required to evaluate whether the Group’s assumptions related to EBITDA projections, discount rate and terminal growth rate for the Polokwane CGU fall within an acceptable range.

Subjective auditor judgment was also required to evaluate the acceptability of the methodology and assumptions used to estimate the fair value of the Puertollano CGU due to the specialised nature of certain of the assets.

The effect of these matters is that, as part of our risk assessment, we determined that, in aggregate, the value in use of Polokwane CGU and fair value less cost of disposal of Puertollano CGU have a high degree of estimation uncertainty, with a potential range of reasonable outcomes in aggregate greater than our materiality for the financial statements as a whole. The financial statements (note 8) disclose the Group’s assessment of the sensitivity of the carrying amounts of the two CGUs.

In addition, specialised skills and knowledge were also required to assess the acceptability of the recoverable amount of both CGUs.

Our response

We performed the tests below rather than seeking to rely on any of the Group’s controls because the nature of the balances is such that we would expect to obtain audit evidence primarily through the detailed procedures described.

Our procedures to address the risk included:

For the Polokwane CGU:

Benchmarking Assumptions: We evaluated the EBITDA projections by comparing them against the current and historical performance of other CGUs, the Group as a whole and other companies in similar industries. In addition, we evaluated revenue projections, which form part of the EBITDA projections, against third-party forecasted future market prices.

Our sector experience: We involved corporate valuation professionals, with specialised skills and knowledge, who assisted us in:

•	evaluating the Group’s discount rate by developing an independent estimate using publicly available market data for comparable entities; and
•	evaluating the Group’s terminal growth rate by developing an independent estimate using external market forecasts of relevant long-term growth rates.

For the Puertollano CGU:

Our sector experience:

•	We involved real estate valuation professionals with specialised skills and knowledge who assisted us in evaluating the Group’s estimated fair value of certain real estate in the Puertollano CGU based on comparable transactions.
•	We involved personal property valuation professionals with specialised skills and knowledge who assisted us in evaluating the valuation methodology used by the Group with reference to market practice. We also, with the assistance of these professionals, evaluated the Group’s estimated fair value of certain industrial equipment in the Puertollano CGU based on comparable transactions and our knowledge of the industry.

For both CGUs:

Assessing transparency: We assessed the adequacy of the Group’s disclosure about the combined estimation uncertainty in relation to the impairment assessment for the Polokwane and Puertollano CGUs.

Recoverability of cost of investment in subsidiary

(Investments in subsidiaries: $645.09 million)

Refer to pages 146 (accounting policy) and page 148 (financial disclosures).

The risk – Low risk, high value

The carrying amount of the Parent Company’s investment in subsidiary represents 87% of the Parent Company’s total assets. Its recoverability is not at a high risk of significant misstatement or subject to significant judgement. However, due to its materiality in the context of the Parent Company financial statements, this is considered to be the area that had the greatest effect on our overall Parent Company audit.

Our response

We performed the tests below rather than seeking to rely solely on any of the Parent Company’s controls because the nature of the balance is such that we would expect to obtain audit evidence primarily through the detailed procedures below.

Our procedures included:

Tests of detail: Comparing the carrying amount of the investment in subsidiary with the subsidiary’s draft balance sheet to identify whether its net assets, being an approximation of its minimum recoverable amount, were in excess of its carrying amount.

As the Parent Company’s investment is in a holding company, to assess the reasonableness of the recoverability assessment, we also compared the carrying amount of the Parent Company’s investment with the aggregated net assets of the underlying trading groups as per their draft balance sheets to identify whether their net assets were in excess of the Parent Company’s investment carrying amount.

Comparing valuations: assessing the reasonableness of the recoverability assessment by comparing the carrying amount of the investment in the subsidiary to the Group’s market capitalisation, being an approximation of the recoverable amount of the investment.

3 Our application of materiality and an overview of the scope of our audit

Materiality for the Group financial statements as a whole was set at $15,000,000, determined with reference to a benchmark of normalised Group revenue of $2,008 million, of which it represents 0.75%. We normalised Group revenue by averaging over 3 years to account for cyclical fluctuations in the Group's performance. We consider revenue to be a more appropriate benchmark than Group profit before tax as Group profit before tax is a less stable measure year on year, having significantly fluctuated in recent years, including fluctuating between a profit and a loss.

Materiality for the Parent Company as a whole was set at $6,000,000 determined with reference to a benchmark of the Parent Company total assets, of which it represents 0.81%.

In line with our audit methodology, our procedures on individual account balances and disclosures were performed to a lower threshold, performance materiality, so as to reduce to an acceptable level the risk that individually immaterial misstatements in individual account balances add up to a material amount across the financial statements as a whole.

Performance materiality was set at 65% of materiality for the financial statements as a whole, which equates to $9,750,000 for the Group and $3,900,000 for the Parent Company. We applied this percentage in our determination of performance materiality based upon our understanding of the control environment obtained as part of our first year audit.

We agreed to report to audit committee any corrected or uncorrected identified misstatements exceeding $750,000 for the Group and $300,000 for the Parent Company, in addition to other identified misstatements that warranted reporting on qualitative grounds.

We subjected three components to full scope audits for Group purposes. We subjected two components to audits of account balances over Sales, Raw material and energy consumption for production, property, plant and equipment, and inventory; for one of these components, we also performed an audit of cash and cash equivalents. We subjected three components to specified risk-focussed audit procedures over Sales and Raw material and energy consumption for production; for one of these components, we also performed specified risk-focused audit procedures over property, plant and equipment and inventory; for another of these components, we also performed specified risk-focused audit procedures over cash and cash equivalents.

The components for which we performed work other than full scope audits for Group reporting purposes were not individually significant but were included in the scope of our Group reporting work in order to provide further coverage over the Group's results.

The components within the scope of our work accounted for the percentages in the table below.

	Number of components	Group Revenue	Total Profits and Losses That Made Up Group Profit Before Tax	Group Total Assets
Full scope audits	3	61%	49%	52%
Audit of specific account balances	2	11%	10%	15%
Specified risk focused audit procedures	3	17%	10%	8%
Total	8	89%	69%	75%

Additionally, the Group team performed procedures over the Group’s impairment testing of property, plant and equipment centrally

The remaining 11% of total Group revenue, 31% of total profits and losses that made up Group profit before tax and 25% of Group total assets is represented by a large number of reporting components, none of which individually represented more than 7% of any of total Group revenue, total profits and losses that made up Group profit before tax or total Group assets. For these residual components, we performed analysis at an aggregated Group level to re-examine our assessment that there were no significant risks of material misstatement within these.

The Group team instructed component auditors as to the significant areas to be covered, including the relevant risks detailed above and the information to be reported back.

The Group team approved the component materialities, which ranged from $5,000,000 to $8,500,000, having regard to the mix of size and risk profile of the Group across the components. The work on all in-scope components was performed by component auditors. The audit of the Parent Company was performed by the Group team.

The scope of the audit work performed was predominately substantive as we placed limited reliance upon the Group’s internal control over financial reporting.

The Group team visited seven component locations in Spain, Canada and USA to assess the audit risk and strategy. Video and telephone conference meetings were also held with all component auditors. At these visits and meetings, the findings reported to the Group team were discussed in more detail, and any further work required by the Group team was then performed by the component auditors.

The Group audit team also inspected component auditors’ key work papers using remote technology capabilities to evaluate the quality of execution of the work performed on the components, with a particular focus on significant risk areas.

4 Going concern

The directors have prepared the financial statements on the going concern basis as they do not intend to liquidate the Group or the Parent Company or to cease their operations, and as they have concluded that the Group’s and the Parent Company’s financial position means that this is realistic. They have also concluded that there are no material uncertainties that could have cast significant doubt over their ability to continue as a going concern for at least a year from the date of approval of the financial statements (“the going concern period”).

We used our knowledge of the Group, its industry, and the general economic environment to identify the inherent risks to its business model and analysed how those risks might affect the Group’s financial resources or ability to continue operations over the going concern period.

The risk that we considered most likely to adversely affect the Group’s available financial resources over this period is an adverse impact on the Group’s trading, profitability and liquidity as a consequence of a reduction in demand and price of the finished goods or increase in cost of production.

We considered whether this risk could plausibly affect the liquidity or covenant compliance in the going concern period by assessing the directors’ sensitivities over the level of available financial resources and covenant thresholds indicated by the Group’s financial forecasts taking account of severe, but plausible adverse effects that could arise from this risk.

Our procedures also included:

•	Critically assessing assumptions in the going concern forecasts and the impact on forecast liquidity, particularly in relation to revenue projections, by comparing to third-party forecasted future market prices. We also assessed the assumptions used against our knowledge of the Group and the sector in which it operates, overlaying our knowledge of the Group’s plans based on approved budgets.
•	Obtaining confirmation letters for the cash balances as at 31 December 2023, and inspecting the credit facilities agreement for committed financing facilities.
•	Considering whether the going concern disclosure in the note 3.1 of the consolidated financial statements and note 1 of the Parent Company financial statements gives a full and accurate description of the directors’ assessment of going concern.

Our conclusions based on this work:

•	we consider that the directors’ use of the going concern basis of accounting in the preparation of the financial statements is appropriate;
•	we have not identified, and concur with the directors’ assessment that there is not, a material uncertainty related to events or conditions that, individually or collectively, may cast significant doubt on the Group’s or Parent Company’s ability to continue as a going concern for the going concern period; and
•	we found the going concern disclosures in note 3.1 of the consolidated financial statements and note 1 of the Parent Company financial statements to be acceptable.

However, as we cannot predict all future events or conditions and as subsequent events may result in outcomes that are inconsistent with judgements that were reasonable at the time they were made, the above conclusions are not a guarantee that the Group or the Parent Company will continue in operation.

5 Fraud and breaches of laws and regulations – ability to detect

Identifying and responding to risks of material misstatement due to fraud

To identify risks of material misstatement due to fraud (“fraud risks”) we assessed events or conditions that could indicate an incentive or pressure to commit fraud or provide an opportunity to commit fraud. Our risk assessment procedures included:

•	Enquiring of directors, the audit committee, internal audit as to the Group’s high-level policies and procedures to prevent and detect fraud, including the internal audit function, and the Group’s channel for “whistleblowing”, as well as whether they have knowledge of any actual, suspected or alleged fraud.

•	Reading Board and audit committee minutes.

•	Considering remuneration incentive schemes and performance targets for management and directors.

•	Using analytical procedures to identify any unusual or unexpected relationships.

•	Involvement of forensic specialists to assist us in identifying key fraud risks. This included attending the Risk Assessment and Planning Discussion, holding a discussion with the engagement partner, engagement manager and engagement quality control reviewer, and assisting with designing relevant audit procedures to respond to the identified fraud risks.

We communicated identified fraud risks throughout the audit team and remained alert to any indications of fraud throughout the audit. This included communication from the Group audit team to component auditors of relevant fraud risks identified at the Group level and request to component auditors to report to the Group audit team any instances of fraud that could give rise to a material misstatement at the Group level.

As required by auditing standards, and taking into account possible pressures to meet profit targets and our overall knowledge of the control environment, we perform procedures to address the risk of management override of controls and the risk of fraudulent revenue recognition, in particular the risk that Group and component management may be in a position to make inappropriate accounting entries, the risk of bias in accounting estimates such as impairment assessments related to property, plant and equipment, and the risk that revenue is overstated through recording revenues in the wrong period. We did not identify any additional fraud risks.

We performed procedures including:

•	Identifying journal entries and other adjustments to test for all full scope components based on risk criteria and comparing the identified entries to supporting documentation. These included those posted to seldom used accounts, entries created by seldom posters, entries posted to revenue accounts with an unusual account combination, and entries created and posted by the same user.
•	Assessing whether the judgements made in making accounting estimates are indicative of a potential bias.

Identifying and responding to risks of material misstatement related to compliance with laws and regulations

We identified areas of laws and regulations that could reasonably be expected to have a material effect on the financial statements from our general commercial and sector experience, through discussion with the directors and other management (as required by auditing standards), and from inspection of the Group’s regulatory and legal correspondence and discussed with the directors and other management the policies and procedures regarding compliance with laws and regulations.

We communicated identified laws and regulations throughout our team and remained alert to any indications of non-compliance throughout the audit. This included communication from the Group audit team to component auditors of relevant laws and regulations identified at the Group level, and a request for component auditors to report to the Group audit team any instances of non-compliance with laws and regulations that could give rise to a material misstatement at the Group level.

The potential effect of these laws and regulations on the financial statements varies considerably.

Firstly, the Group is subject to laws and regulations that directly affect the financial statements including financial reporting legislation (including related companies legislation), distributable profits legislation and taxation legislation and we assessed the extent of compliance with these laws and regulations as part of our procedures on the related financial statement items.

Secondly, the Group is subject to many other laws and regulations where the consequences of non-compliance could have a material effect on amounts or disclosures in the financial statements, for instance through the imposition of fines or litigation or loss of one of the Group’s licenses to operate. We identified the following areas as those most likely to have such an effect: health and safety, data protection laws, anti-bribery, employment law, anti-money laundering laws, environmental law, other taxation legislation, competition legislation and licenses relating to the mining and energy generation recognising the nature of the Group’s activities and its legal form. Auditing standards limit the required audit procedures to identify non-compliance with these laws and regulations to enquiry of the directors and other management and inspection of regulatory and legal correspondence, if any. Therefore, if a breach of operational regulations is not disclosed to us or evident from relevant correspondence, an audit will not detect that breach.

Context of the ability of the audit to detect fraud or breaches of law or regulation

Owing to the inherent limitations of an audit, there is an unavoidable risk that we may not have detected some material misstatements in the financial statements, even though we have properly planned and performed our audit in accordance with auditing standards. For example, the further removed non-compliance with laws and regulations is from the events and transactions reflected in the financial statements, the less likely the inherently limited procedures required by auditing standards would identify it.

In addition, as with any audit, there remained a higher risk of non-detection of fraud, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls. Our audit procedures are designed to detect material misstatement. We are not responsible for preventing non-compliance or fraud and cannot be expected to detect non-compliance with all laws and regulations.

6 We have nothing to report on the other information in the Annual Report

The directors are responsible for the other information presented in the Annual Report together with the financial statements. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except as explicitly stated below, any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether, based on our financial statements audit work, the information therein is materially misstated or inconsistent with the financial statements or our audit knowledge. Based solely on that work we have not identified material misstatements in the other information.

Strategic report and directors’ report

Based solely on our work on the other information:

•	we have not identified material misstatements in the strategic report and the directors’ report;
•	in our opinion the information given in those reports for the financial year is consistent with the financial statements; and
•	in our opinion those reports have been prepared in accordance with the Companies Act 2006.

Directors’ remuneration report

In our opinion the part of the Directors’ Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

7 We have nothing to report on the other matters on which we are required to report by exception

Under the Companies Act 2006, we are required to report to you if, in our opinion:

•	adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or
•	the Parent Company financial statements and the part of the Directors’ Remuneration Report to be audited are not in agreement with the accounting records and returns; or
•	certain disclosures of directors’ remuneration specified by law are not made; or
•	we have not received all the information and explanations we require for our audit.

We have nothing to report in these respects.

8 Respective responsibilities

Directors’ responsibilities

As explained more fully in their statement set out on page 33, the directors are responsible for: the preparation of the financial statements including being satisfied that they give a true and fair view; such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error; assessing the Group and Parent Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern; and using the going concern basis of accounting unless they either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

Auditor’s responsibilities

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue our opinion in an auditor’s report. Reasonable assurance is a high level of assurance, but does not guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the financial statements.

A fuller description of our responsibilities is provided on the FRC’s website at www.frc.org.uk/auditorsresponsibilities.

9 The purpose of our audit work and to whom we owe our responsibilities

This report is made solely to the Company’s members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members, as a body, for our audit work, for this report, or for the opinions we have formed.

Lynton Richmond (Senior Statutory Auditor)

for and on behalf of KPMG LLP, Statutory Auditor

Chartered Accountants

15 Canada Square

London

E14 5GL

20 May 2024

FERROGLOBE PLC

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Financial Statements as of December 31, 2023 and 2022 and for each of the three years ended December 31, 2023, 2022 and 2021

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF DECEMBER 31, 2023 AND 2022

(In USD thousands)

	Notes	2023	2022
ASSETS
Non-current assets
Goodwill	Note 6	29,702	29,702
Intangible assets	Note 7	138,345	111,797
Property, plant and equipment	Note 8	501,396	486,247
Other financial assets	Note 9	19,792	14,186
Deferred tax assets	Note 24	8,760	7,136
Receivables from related parties	Note 25	1,658	1,600
Other non-current assets	Note 11	22,156	18,218
Restricted cash and cash equivalents	Note 9	—	2,133
Total non-current assets		721,809	671,019
Current assets
Inventories	Note 10	383,841	500,080
Trade and other receivables	Note 9	310,243	425,474
Receivables from related parties	Note 25	2,772	2,675
Current income tax assets	Note 24	15,977	6,104
Other financial assets	Note 9	2	3
Other current assets	Note 11	186,477	30,608
Assets and disposal groups classified as held for sale		—	1,067
Restricted cash and cash equivalents	Note 9	1,179	2,875
Cash and cash equivalents	Note 9	136,470	317,935
Total current assets		1,036,961	1,286,821
Total assets		1,758,770	1,957,840
EQUITY AND LIABILITIES
Equity
Share capital		1,962	1,962
Share Premium		86,220	86,220
Reserves		800,662	353,454
Translation differences		(231,799)	(242,623)
Valuation adjustments		8,354	10,735
Result attributable to the Parent		82,662	440,314
Equity attributable to the Parent		748,061	650,062
Non-controlling interests		121,825	106,751
Total equity	Note 12	869,886	756,813
Non-current liabilities
Deferred income	Note 14	26,980	3,842
Provisions	Note 15	19,970	22,124
Provisions for pensions	Note 15.1	29,805	25,546
Bank borrowings	Note 16	14,913	15,774
Lease liabilities	Note 17	20,304	12,942
Debt instruments	Note 18	149,015	330,655
Other financial liabilities	Note 19	65,231	38,279
Other obligations	Note 22	35,883	37,502
Other non-current liabilities	Note 23	199	12
Deferred tax liabilities	Note 24	32,582	35,854
Total non-current liabilities		394,882	522,530
Current liabilities
Provisions	Note 15	122,757	145,327
Provisions for pensions	Note 15.1	169	180
Bank borrowings	Note 16	31,635	62,059
Lease liabilities	Note 17	8,083	8,929
Debt instruments	Note 18	5,765	12,787
Other financial liabilities	Note 19	16,052	60,382
Payables to related parties	Note 25	2,429	1,790
Trade and other payables	Note 21	183,375	219,666
Current income tax liabilities	Note 24	8,351	53,234
Other obligations	Note 22	14,183	9,580
Other current liabilities	Note 23	101,203	104,563
Total current liabilities		494,002	678,497
Total equity and liabilities		1,758,770	1,957,840

Notes 1 to 32 are an integral part of the consolidated financial statements

The financial statements were approved by the Board of Directors and authorized for issue on May 20, 2024
Signed on its behalf by:
Dr. Marco Levi
Director

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS 2023, 2022 AND 2021

(In USD thousands, except share and per share data)

	Notes	2023	2022	2021
Sales	Note 27.1	1,650,034	2,597,916	1,778,908
Raw materials and energy consumption for production[1]	Note 27.2	(879,286)	(1,285,086)	(1,184,896)
Other operating income	Note 27.3	100,992	147,356	110,085
Staff costs	Note 27.4	(305,859)	(314,810)	(280,917)
Other operating expense	Note 27.5	(270,090)	(346,252)	(296,809)
Depreciation and amortization charges	Note 27.6	(73,532)	(81,559)	(97,328)
Impairment (loss) gain	Note 27.8	(25,290)	(56,999)	137
Other (loss) gain		(29)	(19)	2,206
Operating profit		196,940	660,547	31,386
Finance income	Note 27.7	5,422	2,274	253
Finance costs	Note 27.7	(38,793)	(61,015)	(149,189)
Exchange differences		(7,551)	(9,995)	(2,386)
Profit (Loss) before tax		156,018	591,811	(119,936)
Income tax (expense) benefit	Note 24	(57,540)	(147,983)	4,562
Total Profit (Loss) for the year		98,478	443,828	(115,374)

Profit (loss) attributable to the Parent		82,662	440,314	(110,624)
Profit (loss) attributable to non-controlling interests	Note 12	15,816	3,514	(4,750)

Earnings per share

		2023	2022	2021
Numerator:
Total Profit (Loss) attributable to the Parent (U.S.$'000)		82,662	440,314	(110,624)
Denominator:
Weighted average number of basic shares outstanding		187,872,191	187,815,672	176,508,144
Weighted average number of dilutive shares outstanding		190,289,808	189,625,195	176,508,144
Basic earnings (loss) per ordinary share (U.S.$)	Note 13	0.44	2.34	(0.63)
Diluted earnings (loss) per ordinary share (U.S.$)	Note 13	0.43	2.32	(0.63)

Notes 1 to 32 are an integral part of the consolidated financial statements

1In 2023, includes a net energy credit of $28,651 as described further in Note 27.2

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) FOR 2023, 2022 AND 2021

(In USD thousands)

	Notes	2023	2022	2021
Total Profit (Loss) for the year		98,478	443,828	(115,374)

Items that will not be reclassified subsequently to income or loss:
Remeasurement (losses) gains on defined-benefit obligations	Note 15	(5,620)	9,779	2,566
Tax effect	Note 24	1,500	(2,082)	139
Total income and expense that will not be reclassified subsequently to income or loss		(4,120)	7,697	2,705

Items that may be reclassified subsequently to income or loss:
Cash flow hedge accounting		2,245	—	—
Translation differences		11,730	(17,178)	(20,393)
Tax effect	Note 24	(767)	—	—
Total income and expense that may be reclassified subsequently to income or loss		13,208	(17,178)	(20,393)

Items that have been reclassified to income or loss in the period:
Cash flow hedge accounting		83	—	(922)
Total items that have been reclassified to profit (loss)		83	—	(922)

Other comprehensive Profit (loss) for the year, net of income tax		9,171	(9,481)	(18,610)

Total comprehensive Profit (loss) for the year		107,649	434,347	(133,984)

Total comprehensive Profit (loss) attributable to the Parent		91,105	430,219	(131,413)
Total comprehensive Profit (loss) attributable to non-controlling interests		16,544	4,128	(2,571)

Notes 1 to 32 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR 2023, 2022 AND 2021
(In USD thousands, except issued shares in thousands)

		Total Amounts Attributable to Owners
		Issued	Share	Share		Translation	Valuation	Result for	Non-controlling
	Notes	Shares	Capital	Premium	Reserves	Differences	Adjustments	the Year	Interests	Total
		(Thousands)	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2021		170,864	1,784	—	696,774	(206,759)	5,755	(246,339)	114,504	365,719
Comprehensive (loss) profit for the year 2021		—	—	—	—	(20,559)	(230)	(110,624)	(2,571)	(133,984)
Issue of share capital		18,019	178	86,220						86,398
Share-based compensation		—	—	—	3,627	—	—	—	—	3,627
Recording of 2020 (loss) in reserves		—	—	—	(246,339)	—	—	246,339	—	—
Dividends paid non-controlling interests		—	—		—	—	—	—	(5,880)	(5,880)
Other changes					4,151				—	4,151
Balance at December 31, 2021		188,883	1,962	86,220	458,213	(227,318)	5,525	(110,624)	106,053	320,031
Comprehensive profit (loss) for the year 2022		—	—	—	—	(15,305)	5,210	440,314	4,128	434,347
Share-based compensation	Note 27.4	—	—	—	5,825	—	—	—	—	5,825
Recording of 2021 (loss) in reserves		—	—	—	(110,624)	—	—	110,624	—	—
Dividends paid non-controlling interests		—	—	—	—	—	—	—	(3,430)	(3,430)
Other changes		—	—	—	40	—	—	—	—	40
Balance at December 31, 2022		188,883	1,962	86,220	353,454	(242,623)	10,735	440,314	106,751	756,813
Comprehensive profit (loss) for the year 2023		—	—	—	—	10,824	(2,381)	82,662	16,544	107,649
Share-based compensation	Note 27.4	—	—	—	7,244	—	—	—	—	7,244
Recording of 2022 profit in reserves		—	—	—	440,314	—	—	(440,314)	—	—
Dividends paid non-controlling interests		—	—	—	—	—	—	—	(1,470)	(1,470)
Other changes		—	—	—	(350)	—	—	—	—	(350)
Balance at December 31, 2023		188,883	1,962	86,220	800,662	(231,799)	8,354	82,662	121,825	869,886

Notes 1 to 32 are an integral part of the consolidated financial statements

FERROGLOBE PLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR 2023, 2022 AND 2021
(In USD thousands)

		2023	2022	2021
	Notes	US$'000	US$'000	US$'000
Cash flows from operating activities:
Profit (Loss) for the year		98,478	443,828	(115,374)
Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
Income tax expense (benefit)	Note 24	57,540	147,983	(4,562)
Depreciation and amortization charges		73,532	81,559	97,328
Finance income		(5,422)	(2,274)	(253)
Finance costs		38,793	61,015	149,189
Exchange differences		7,551	9,995	2,386
Impairment loss (gain)		25,290	56,999	(137)
Share-based compensation	Note 27.4	7,402	5,836	3,627
Other loss (gain)		29	19	(2,206)
Changes in operating assets and liabilities:
Decrease (increase) in inventories		102,179	(220,823)	(60,296)
Decrease (increase) in trade and other receivables		126,458	(72,558)	(161,434)
(Decrease) increase in trade and other payables		(70,573)	30,640	64,382
Decrease (increase) in energy receivable	Note 11	(159,807)	(21,684)	5,476
Other changes in operating assets and liabilities		(9,770)	(34,993)	24,327
Income taxes (paid) received	Note 24	(113,308)	(80,524)	(3,794)
Net cash provided by (used in) operating activities		178,372	405,018	(1,341)
Cash flows from investing activities:
Interest and finance income received		3,725	1,520	207
Payments due to investments:
Intangible assets	Note 7	(2,787)	(1,147)	—
Property, plant and equipment	Note 8	(83,679)	(52,147)	(27,597)
Disposals:
Other non-current assets		935	—	3,542
Net cash used in investing activities		(81,806)	(51,774)	(23,848)
Cash flows from financing activities:
Payment for debt and equity issuance costs		—	(853)	(43,755)
Proceeds from equity issuance	Note 12	—	—	40,000
Proceeds from debt issuance	Note 18	—	—	60,000
Repayment of debt instruments	Note 18	(179,075)	(84,823)	—
Increase (decrease) in bank borrowings:
Borrowings	Note 16	432,274	898,586	659,083
Payments	Note 16	(456,506)	(919,932)	(671,467)
Payments for lease liabilities	Note 17	(14,967)	(11,590)	(11,232)
Proceeds from other financing liabilities	Note 19	—	38,298	—
Other (payments) receipts from financing activities	Note 19	(21,666)	678	—
Interest paid		(42,207)	(60,822)	(22,177)
Net cash (used in) provided by financing activities		(282,147)	(140,458)	10,452
Total net (decrease) increase in cash and cash equivalents		(185,581)	212,786	(14,737)
Beginning balance of cash and cash equivalents		322,943	116,663	131,557
Exchange differences on cash and cash equivalents in foreign currencies		287	(6,506)	(157)
Ending balance of cash and cash equivalents		137,649	322,943	116,663
Restricted cash and cash equivalents		1,179	5,008	2,272
Cash and cash equivalents		136,470	317,935	114,391
Ending balance of cash and cash equivalents		137,649	322,943	116,663

Notes 1 to 32 are an integral part of the consolidated financial statements

Ferroglobe PLC and Subsidiaries

Notes to the consolidated financial statements for the years ended

December 31, 2023, 2022 and 2021

(USD in thousands, except share and per share data)

1.    General information

Ferroglobe PLC and its subsidiaries (collectively the “Company”, “Ferroglobe”, “we”, “our”, “us”) is among the world’s largest producers of silicon metal and silicon-based alloys, important ingredients in a variety of industrial and consumer products. The Company’s customers include major silicone chemical producers, aluminum and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers. Additionally, the Company operates hydroelectric plants in France.

Ferroglobe PLC (the “Parent Company” or “the Parent”) is a public limited company that was incorporated in the United Kingdom on February 5, 2015 (formerly named ‘Velonewco Limited’). The Parent’s registered office is 5 Fleet Place, London EC4M 7RD (United Kingdom).

In 2015, Ferroglobe PLC consummated the acquisition (“Business Combination”) of Ferroglobe U.S.A, Inc (formerly Globe Specialty Metals, Inc) and subsidiaries and Ferroglobe Spain Metals, S.A.U. (formerly Grupo FerroAtlántica, S.A.U.), forming Ferroglobe.

In 2023, the Company commenced a rebranding of its subsidiary corporation names to align under a “one Ferroglobe” approach.

2.    Organization and Subsidiaries

Ferroglobe has a diversified production base consisting of production facilities across North America, Europe, South America, South Africa and Asia.

The subsidiaries of Ferroglobe PLC as of December 31, 2023 and 2022, classified by reporting segments, were as follows:

2023 Subsidiaries

	Percentage of Ownership
	Direct	Total	Reporting Segment	Registered
ARL Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Core Metals Group Holdings, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Cuarzos Industriales de Venezuela, S.A.	—	100.0	Other segments	Venezuela
Emix, S.A.S.	—	100.0	Other segments	France
Ferroatlántica de México, S.A. de C.V.	—	100.0	Other segments	Nueva León - Mexico
Ferroatlántica de Venezuela (FerroVen), S.A.	—	99.9	Other segments	Venezuela
Ferroatlántica Deutschland, GmbH	—	100.0	Other segments	Germany
Ferroatlántica do Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
Ferroglobe Advanced Materials II, S.L.	—	100.0	Other segments	Spain
Ferroglobe Advanced Materials, S.L. (formerly Ferrosolar OPCO Group S.L. )	—	100.0	Other segments	Spain
Ferroglobe Argentina, S.R.L (formerly Globe Metales S.R.L)	—	100.0	Other segments	Argentina
Ferroglobe Canada ULC (formerly QSIP Canada ULC )	—	100.0	North America – Silicon Metal	Canada
Ferroglobe Corporate Services, S.L.U. (formerly Grupo FerroAtlántica de Servicios, S.L.U.)	—	100.0	Other segments	Madrid - Spain
Ferroglobe Cuarzos Industriales Mining, S.A.U. (formerly Cuarzos Industriales, S.A.U.)	—	100.0	Europe – Silicon Metal and Alloys	A Coruña - Spain
Ferroglobe de Participaciones, S.L.U.	—	100.0	Other segments	Madrid - Spain
Ferroglobe Finance Company, PLC	—	100.0	Other segments	United Kingdom
Ferroglobe France SAS (formerly FerroPem, S.A.S.)	—	100.0	Europe – Silicon Metal and Alloys	France
Ferroglobe Holding Company, LTD	100	100.0	Other segments	United Kingdom
Ferroglobe Innovation, S.L.	—	100.0	Other segments	Spain
Ferroglobe Mangan Norge A.S.	—	100.0	Europe – Manganese	Norway
Ferroglobe Manganese France S.A.S.	—	100.0	Europe – Manganese	France
Ferroglobe Monzón, S.L. (formerly Ferroatlántica del Cinca, S.L.)	—	99.9	Europe – Manganese	Madrid - Spain
Ferroglobe Netherlands, B.V. (formerly GSM Netherlands, B.V.)	—	100.0	Other segments	Netherlands
Ferroglobe RAMSA Mining, S.A. (formerly Rocas, Arcillas y Minerales, S.A.)	—	100.0	Europe – Silicon Metal and Alloys	A Coruña - Spain
Ferroglobe South Africa (Pty) Ltd (formerly Silicon Smelters (Pty.), Ltd.)	—	100.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Ferroglobe Spain Metals, S.A.U. (formerly Grupo FerroAtlántica, S.A.U.)	—	100.0	Europe – Manganese and Silicon Metal	Madrid - Spain
Ferroglobe U.S.A Alloys I, Inc (formerly GSM Alloys I, Inc.)	—	100.0	North America – Silicon Metal	Delaware - U.S.A
Ferroglobe U.S.A ARLR, LLC (formerly ARL Resources, LLC)	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A BG, LLC (formerly Globe BG, LLC)	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Bridgeport, LLC (formerly Tennessee Alloys Company, LLC)	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A ECPI, Inc. (formerly ECPI, Inc.)	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A Financial, Inc. (formerly GSM Financial, Inc.)	—	100.0	Other segments	Delaware - U.S.A
Ferroglobe U.S.A GBG Financial (formerly GBG Financial LLC)	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A LF Resources, Inc (formerly LF Resources, Inc.)	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A LFR, IN (formerly Laurel Ford Resources, Inc.)	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Metallurgical, Inc. (formerly Globe Metallurgical Inc.)	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Metals, LLC. (formerly Core Metals Group, LLC)	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A Mining Sales, LLC (formerly Alden Sales Corporation, LLC )	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Mining Services, LLC (formerly Gatliff Services, LLC)	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Mining, LLC (formerly Alden Resources, LLC)	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A MPM, LLC (formerly Metallurgical Process Materials, LLC)	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Ferroglobe U.S.A Quartz, Inc. (formerly Alabama Sand and Gravel, Inc.)	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Ferroglobe U.S.A Sales, Inc. (formerly GSM Sales, Inc.)	—	100.0	North America – Silicon Metal	Delaware - U.S.A
Ferroglobe U.S.A, Inc (formerly Globe Specialty Metals, Inc.)	—	100.0	Other segments	Delaware - U.S.A
Ferroglobe USA Silica Fume Sales, Inc. (formerly Norchem, Inc.)	—	100.0	North America – Silicon Metal and Alloys	Florida - U.S.A
FerroManganese Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferroquartz Holdings, Ltd. (Hong Kong)	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferrosolar R&D S.L.	—	50.0	Other segments	Spain
FerroTambao, S.A.R.L.	—	90.0	Other segments	Burkina Faso
GBG Holdings, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Globe Metals Enterprises, Inc.	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
GSM Alloys II, Inc. (formerly Ferroglobe U.S.A Alloys II, Inc.)	—	100.0	North America – Silicon Metal	Delaware - U.S.A
GSM Enterprises Holdings, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
GSM Enterprises, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Kintuck (France) S.A.S.	—	100.0	Europe – Manganese	France
Kintuck A.S.	—	100.0	Europe – Manganese	Norway
Mangshi FerroAtlántica Mining Industry Service Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Ningxia Yonvey Coal Industrial Co., Ltd.	—	98.0	Other segments	China
Quebec Silicon General Partner	—	51.0	North America – Silicon Metal	Canada
Quebec Silicon Limited Partnership	—	51.0	North America – Silicon Metal	Canada
Rebone Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	South Africa – Silicon Metal and Alloys	South Africa
Solsil, Inc.	—	92.4	Other segments	Delaware - U.S.A
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Ultracore Energy S.A.	—	100.0	Other segments	Argentina
West Virginia Alloys, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
WVA Manufacturing, LLC	—	51.0	North America – Silicon Metal	Delaware - U.S.A

2022 Subsidiaries

	Percentage of Ownership
	Direct	Total	Reporting Segment	Registered
Alabama Sand and Gravel, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Alden Resources, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Alden Sales Corporation, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
ARL Resources, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
ARL Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Core Metals Group Holdings, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Core Metals Group, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
ECPI, Inc.	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Gatliff Services, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Globe BG, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
GBG Financial LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
GBG Holdings, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Globe Metallurgical Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Globe Metals Enterprises, Inc.	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
GSM Alloys I, Inc.	—	100.0	North America – Silicon Metal	Delaware - U.S.A
GSM Alloys II, Inc.	—	100.0	North America – Silicon Metal	Delaware - U.S.A
GSM Enterprises Holdings, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
GSM Enterprises, LLC	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
GSM Sales, Inc.	—	100.0	North America – Silicon Metal	Delaware - U.S.A
Laurel Ford Resources, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
LF Resources, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
Metallurgical Process Materials, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
Norchem, Inc.	—	100.0	North America – Silicon Metal and Alloys	Florida - U.S.A
QSIP Canada ULC	—	100.0	North America – Silicon Metal	Canada
Quebec Silicon General Partner	—	51.0	North America – Silicon Metal	Canada
Quebec Silicon Limited Partnership	—	51.0	North America – Silicon Metal	Canada
Tennessee Alloys Company, LLC	—	100.0	North America – Silicon Alloys	Delaware - U.S.A
West Virginia Alloys, Inc.	—	100.0	North America – Silicon Metal and Alloys	Delaware - U.S.A
WVA Manufacturing, LLC	—	51.0	North America – Silicon Metal	Delaware - U.S.A
Cuarzos Industriales, S.A.U.	—	100.0	Europe – Silicon Metal and Alloys	A Coruña - Spain
Ferroatlántica del Cinca, S.L.	—	99.9	Europe – Manganese	Madrid - Spain
Ferroglobe Mangan Norge A.S.	—	100.0	Europe – Manganese	Norway
Ferroglobe Manganese France S.A.S.	—	100.0	Europe – Manganese	France
FerroPem, S.A.S.	—	100.0	Europe – Silicon Metal and Alloys	France
Grupo FerroAtlántica, S.A.U.	—	100.0	Europe – Manganese and Silicon Metal	Madrid - Spain
Grupo FerroAtlántica de Servicios, S.L.U.	—	100.0	Other segments	Madrid - Spain
Kintuck (France) S.A.S.	—	100.0	Europe – Manganese	France
Kintuck A.S.	—	100.0	Europe – Manganese	Norway
Rocas, Arcillas y Minerales, S.A.	—	100.0	Europe – Silicon Metal and Alloys	A Coruña - Spain
Rebone Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Silicon Smelters (Pty.), Ltd.	—	100.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Silicon Technology (Pty.), Ltd.	—	100.0	South Africa – Silicon Metal and Alloys	South Africa
Thaba Chueu Mining (Pty.), Ltd.	—	74.0	South Africa – Silicon Metal and Alloys	Polokwane - South Africa
Cuarzos Industriales de Venezuela, S.A.	—	100.0	Other segments	Venezuela
Emix, S.A.S.	—	100.0	Other segments	France
Ferroatlántica de México, S.A. de C.V.	—	100.0	Other segments	Nueva León - Mexico
Ferroatlántica de Venezuela (FerroVen), S.A.	—	99.9	Other segments	Venezuela
Ferroatlántica Deutschland, GmbH	—	100.0	Other segments	Germany
Ferroatlántica do Brasil Mineraçao Ltda.	—	70.0	Other segments	Brazil
Ferroglobe Holding Company, LTD	100	100.0	Other segments	United Kingdom
Ferroglobe Finance Company, PLC	—	100.0	Other segments	United Kingdom
FerroManganese Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferroquartz Holdings, Ltd. (Hong Kong)	—	100.0	Other segments	Hong Kong
FerroQuartz Mauritania S.A.R.L.	—	90.0	Other segments	Mauritania
Ferrosolar OPCO Group S.L.	—	100.0	Other segments	Spain
Ferrosolar R&D S.L.	—	50.0	Other segments	Spain
FerroTambao, S.A.R.L.	—	90.0	Other segments	Burkina Faso
Globe Metales S.R.L.	—	100.0	Other segments	Argentina
Globe Specialty Metals, Inc.	—	100.0	Other segments	Delaware - U.S.A
GSM Financial, Inc.	—	100.0	Other segments	Delaware - U.S.A
GSM Netherlands, B.V.	—	100.0	Other segments	Netherlands
Hidroelectricité de Saint Beron, S.A.S.	—	100.0	Other segments	France
Mangshi FerroAtlántica Mining Industry Service Company Limited	—	100.0	Other segments	Mangshi, Dehong -Yunnan -China
Ningxia Yonvey Coal Industrial Co., Ltd.	—	98.0	Other segments	China
Photosil Industries, S.A.S.	—	100.0	Other segments	France
Ferroglobe Innovation, S.L.U	—	100.0	Other segments	Spain
Solsil, Inc.	—	92.4	Other segments	Delaware - U.S.A
Ultracore Energy S.A.	—	100.0	Other segments	Argentina

Subsidiaries are all companies over which Ferroglobe has control.

Control is achieved when the Company:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power over the investee to affect the amount of the investor’s returns.

The Company has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power, including:

•	the total voting rights held by the Company relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•	any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time these decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary.

The Company uses the acquisition method to account for the acquisition of subsidiaries. According to this method, the consideration transferred for the acquisition of a subsidiary corresponds to the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred also includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Any contingent consideration transferred by the Company is recognized at fair value at the date of acquisition. Subsequent changes in the fair value of the contingent consideration classified as an asset or a liability are recognized in accordance with IFRS 9 in the consolidated income statements. The costs related to the acquisition are recognized as expenses in the years incurred. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially recognized at their fair value at the date of acquisition.

Non-controlling interests in the subsidiaries’ equity and results are shown separately in the consolidated statements of financial position, consolidated income statements, consolidated statements of comprehensive income and consolidated statements of changes in equity. Additionally, the Company attributes total comprehensive income (loss) to the Parent of the Company and to the non-controlling interests even if the profit or loss of the non-controlling interests gives rise to a balance receivable.

Accounting policies of subsidiaries are consistent with the policies adopted by the Company. Should differences arise, an adjustment is performed in the consolidation process. All assets and liabilities, equity, income, expenses and cash flows relating to transactions between subsidiaries are eliminated in full in consolidation.

3.    Basis of presentation

3.1 Basis of presentation

Statement of compliance

The consolidated financial statements have been prepared in accordance with UK-adopted International accounting Standards (IFRS). These consolidated financial statements were approved for issue by the Board of Directors on May 20, 2024.

All accounting policies and measurement bases with effect on the consolidated financial statements were applied in their preparation.

To support its assessment of the going concern basis of accounting, management has prepared a cash-flow model which considers the revenues, expenditures, cash flows, net tax payments and capital expenditures for a period of at least one year from the date of approval of these financial statements. The financial projections to determine these future cash flows are modelled considering the principal variables that impact the cash flows at a Group level including prices, volumes, costs, capital expenditures, net working capital and debt repayment as set out in Note 32. These projections are based on the 2024 annual budget. Key assumptions include estimates on the Company’s EBITDA. Sensitivities have been run, including severe but plausible downside scenario with reductions on the base case EBITDA for the going concern assessment period, to reflect the key risks and uncertainties pertaining to the marker forecasts of pricing and volumes impacting the cash flow projections.

Ferroglobe’s primary short-term liquidity needs are to fund its capital expenditure commitments, fund specific initiatives underlying the strategic plan, service its existing debt, fund working capital and comply with other contractual obligations. Ferroglobe’s long-term liquidity needs primarily relate to debt servicing and repayment. Ferroglobe’s core objective with respect to capital management is to maintain a balanced and sustainable capital structure through the economic cycles, while keeping the cost of capital at competitive levels. We believe our working capital along with the undrawn ABL facility amount of $100 million (see note 16) is sufficient for our present requirements, and we anticipate generating sufficient cash from operations to satisfy our liquidity needs in the going concern assessment period.

Consequently, the directors are confident that the Group and Company will have sufficient funds to continue to meet its liabilities as they fall due for at least 12 months from the date of approval of the financial statements and therefore have prepared the financial statements on a going concern basis.

Basis of measurement

The consolidated financial statements were prepared on a historical cost basis, with the exceptions disclosed in the notes to the consolidated financial statements, where applicable, and in those situations where IFRS requires that financial assets and financial liabilities are valued at fair value.

3.2 Accounting policies, new standards, interpretations and amendments adopted by the Company

There are no new IFRS standards, amendments or interpretations that are mandatory as of January 1, 2023 that are materially relevant to the Company. Additionally, the Company has not adopted any standard, interpretation or amendment that has been issued but is not yet effective. Such standards are not currently expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

3.3 Functional and reporting currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which each entity operates (“the functional currency”). The Company’s consolidated financial statements are presented in US Dollars, which is the Parent Company’s functional currency and the Company’s reporting currency.

Foreign currency transactions are initially recorded by each of the Company’s entities at their respective functional currency spot rates at the date the transaction is recognized. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the functional currency spot rates at the end of each reporting period are recognized in the consolidated income statements. Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transaction. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss.

The results of operations and financial position of the Company’s entities that have a functional currency different from the Company’s reporting currency are translated into the reporting currency as follows:

•	Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of the consolidated statement of financial position;

•	Income and expenses for each income statement are translated at average exchange rates; and

•	All differences arising from the aforementioned translation are recognized in equity under “Translation differences.”

The Parent Company changed its functional currency from the Euro to USD on October 1, 2021. The change in functional currency coincided with management’s review of a growing number of transactions denominated in USD instead of Euros.

The change in functional currency was implemented prospectively starting October 1, 2021 in accordance with IAS 21 The effect of changes in foreign exchange rates.

Upon the disposal of a foreign operation, the translation differences relating to that operation deferred as a separate component of consolidated equity are recognized in the consolidated income statements when the gain or loss on disposal is recognized.

3.4 Critical accounting estimates, assumptions and judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, income, expenses, and the accompanying disclosures at the date of the consolidated financial statements. Critical estimates, assumptions and judgments, by definition, will seldom equal the actual results and are continually evaluated to reflect changing expectations about future events. Management also needs to exercise judgment in applying the Company’s accounting policies.

This note provides an overview of the areas that involve a higher degree of judgment or complexity, and of items which are more likely to be materially adjusted due to estimates and assumptions turning out to be wrong due to their uncertainty. Detailed information about each of these estimates, assumptions and judgments is included in other notes together with information about the basis of calculation for each affected item in the financial statements.

Certain estimates, assumptions and judgments that were made by management in the preparation of these consolidated financial statements, include:

•	the impairment analysis on property, plant and equipment, including the assumptions used to determine estimated recoverable amount, determined by value in use or by fair value less cost of disposal methods, see Note 8;

•	income taxes, including the recoverability of deferred tax assets; see Note 24;

The Company based its estimates, assumptions and judgments on historical experience, known or expected trends and other factors that are believed to be reasonable under the circumstances. Actual results may differ materially from these estimates as we are subject to risks and uncertainties that may cause actual results to differ from estimated amounts, such as changes in prices. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

There may be circumstances when judgment is required, such as to determine when control of the goods or services passes to the customer for revenue recognition, see Note 4.17. We have also applied judgment in our determination that we have control of our QSLP and WVA partnerships. See Note 12.

As of the date of these consolidated financial statements, no material events have occurred which impact the Company’s estimates, assumptions or judgements used in determining our accounting considerations.

3.5 Basis of consolidation

The annual closing date of the financial statements for each consolidated subsidiary is December 31. The Company fully consolidates subsidiaries financial statements that it is deemed to control into these consolidated financial statements. All intercompany transactions have been eliminated.

Non-controlling interests are presented in “Equity – Non-controlling interests” in the consolidated statements of financial position, separately from the consolidated equity attributable to the Parent. The share of non-controlling interests in the profit or loss for the year is presented under “Profit (loss) attributable to non-controlling interests” in the consolidated income statements.

When necessary, adjustments are made to the financial statements of subsidiaries to align the accounting policies used to the accounting policies of the Company.

4.    Accounting policies

The principle IFRS accounting policies described below were applied in preparing these consolidated financial statements.

4.1 Goodwill

Goodwill represents the excess of the cost of acquisition over the Company’s interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill is not amortized.

When an operation to which goodwill relates is disposed of, the part of the carrying amount of goodwill that has been allocated to the respective cash-generating unit is included in calculating the gain or loss on disposal.

4.2 Intangible assets

Acquired and internally generated intangible assets are recognized pursuant to IAS 38 Intangible Assets if a future economic benefit will flow to the entity from the use of the asset and the cost of the asset can be reliably determined.

Intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses, if any. Amortization is recognized on a straight-line basis over an asset’s estimated useful life. The estimated useful life and amortization method are reviewed at each balance sheet date, with the effect of any changes in estimate being accounted for on a prospective basis. Intangible assets that are subject to amortization are reviewed for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Intangible assets with indefinite useful lives are not amortized but are tested for impairment annually or more frequently when circumstances indicate that the carrying value may not be recoverable.

The Company’s intangible assets with definite useful lives are as follows:

Development expenditures

Development expenditures are capitalized if they meet the requirements of identifiability, reliability in cost measurement and it is probable that the assets created will generate economic benefits. Developmental expenditures are amortized on a straight-line basis over the useful lives of the assets, which are between four and 10 years.

Expenditures on research activities are recognized as expenses in the years in which they are incurred.

Power supply agreements

Power supply agreements at rates below market acquired in business combinations are amortized on a straight-line basis over the term in which the agreement is effective.

Rights of use

Rights of use granted related to mining concessions are amortized on a straight-line basis over the term in which the right of use was granted from the date it is considered that use commenced. Rights of use are generally amortized over a period ranging from 10 to 20 years.

Computer software

Computer software includes the costs incurred in acquiring or developing computer software, including the related installation. Computer software is amortized on a straight-line basis from two to five years.

Computer system maintenance costs are recognized as expenses in the years in which they are incurred.

The Company’s other intangible assets with indefinite useful lives are as follows:

Carbon dioxide emissions allowances

The Company’s carbon dioxide emissions allowances (“rights held to emit greenhouse gasses”) are intangible assets that are expensed as the allowance is used. Emissions allowances received from the Government are initially measured at fair value, which is determined based on the market price of allowances traded on the platform at that date. Emissions allowances purchased on the trading platform are initially measured at cost (see Note 4.21).

4.3 Property, plant and equipment

Cost

Property, plant and equipment are initially recognized at acquisition or production cost and are subsequently measured at acquisition or production cost less accumulated depreciation and any accumulated impairment losses.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized. Repair, upkeep and maintenance expenses are recognized in the consolidated income statements for the years in which they are incurred.

Mineral reserves are recorded at fair value at the date of acquisition. Depletion of mineral reserves is computed using the units-of-production method utilizing only proven and probable reserves (as adjusted for recoverability factors) in the depletion base.

Property, plant and equipment in the course of construction are transferred to property, plant and equipment in use at the end of the related development period.

Depreciation

The Company depreciates property, plant and equipment using the straight-line method at annual rates based on the following years of estimated useful life:

Years of
Estimated
Useful
Life
Buildings	25-50
Plant and machinery	8-20
Tools	12.5-15
Other fixtures and furniture	10-15
Computer hardware	4-8
Transport equipment	10-15

Depreciation begins when the asset is ready for its intended use.

Land included within property, plant and equipment is considered to be an asset with an indefinite useful life and, as such, is not depreciated, but rather it is tested for impairment annually. The Company reviews residual value, useful lives, and the depreciation method for property, plant and equipment annually.

Environment

The costs arising from the activities aimed at protecting and improving the environment are accounted for as an expense for the year in which they are incurred. When they represent additions to property, plant and equipment aimed at minimizing the environmental impact and protecting and enhancing the environment, they are capitalized to non-current assets.

4.4 Impairment of goodwill and long-lived assets (property, plant and equipment, intangible assets, right-of-use assets)

The Company completes its impairment testing for goodwill at least annually or as impairment indicators arise throughout the year. The Company completes its impairment testing for long-lived assets as impairment indicators arise. When necessary, we record impairments of goodwill and long-lived assets for the amount by which the recoverable amount is less than the carrying value of these assets.

Where the asset itself does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit (CGU) to which the asset belongs. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination.

Recoverable amount is the higher of:

•	Fair value less costs of disposal: the price that would be agreed upon by two independent parties, less estimated costs to sell; and

•	Value in use: the present value of the future cash flows that are expected to be derived from continuing use of the asset and from its ultimate disposal at the end of its useful life, discounted at a rate which reflects the time value of money and the risks specific to the business to which the asset belongs.

If the recoverable amount of an asset (or cash-generating unit) is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount, and an impairment loss is recognized as an expense under “Impairment (loss) gain” in the consolidated income statements.

Where an impairment loss subsequently reverses (not permitted in the case of goodwill), the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as “Impairment (loss) gain” in the consolidated income statements.

The basis for depreciation is the carrying amount of the assets, deemed to be the acquisition cost less any accumulated impairment losses.

4.5 Financial instruments

Financial assets and financial liabilities are recognized in the Company’s consolidated statements of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss on the consolidated income statements.

Financial assets

The Company classifies its financial assets into the following categories: (i) those measured subsequently at fair value through profit or loss or (ii) those to be measured at amortized cost. The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

Financial assets measured at fair value through profit or loss.

Financial assets are classified as measured at fair value through profit or loss when the asset does not meet the criteria to be measured at amortized cost or at fair value through other comprehensive income. Such assets are carried on the consolidated statements of financial position at fair value with gains or losses recognized in the consolidated income statements.

Financial assets measured at amortized cost

Financial assets are classified as measured at amortized cost when they are held in a business model whose objective is to collect contractual cash flows and the contractual terms of the financial asset give rise on specific dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Such assets are carried at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired and when interest is recognized using the effective interest method. This category of financial assets includes trade receivables, receivables from related parties and cash and cash equivalents.

Derecognition of financial assets

The Company derecognizes a financial asset when:

-	the rights to receive cash flows from the asset have expired; or

-	the Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss.

If the Company retains substantially all of the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Impairment of financial assets

The expected credit loss model is applied for recognition and measurement of impairments in financial assets measured at amortized cost and debt instruments held at fair value through other comprehensive income. The loss allowance for the financial asset is measured at an amount equal to the 12-month expected credit losses. If the credit risk on the financial asset has increased significantly since initial recognition, the loss allowance for the financial asset is measured at an amount equal to the lifetime expected credit losses. Changes in loss allowances are recognized in profit and loss. For trade and other receivables, a simplified impairment approach is applied recognizing expected lifetime losses from initial recognition. For this purpose, the Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company writes off a financial asset when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, such as when the debtor has been placed under liquidation or has entered into bankruptcy proceedings, or in the case of trade receivables, when the amounts are over two years past due, whichever occurs sooner. Financial assets written off may still be subject to enforcement activities under the Company’s recovery procedures, considering legal advice where appropriate. Any recoveries made are recognized in profit or loss.

Accounts receivable factoring

As part of its regular operations and in case of immediate cash needs, the Company can sell its trade receivables (i.e., invoices) to a third party (factor) at a discount. The Company analyzes whether these transactions are with recourse or without recourse and applies the derecognition criteria in IFRS 9 to assess whether the arrangement transfers substantially all risks and rewards to the factor. For arrangements with recourse, where substantially all risks and rewards have not been transferred, the cash received from the factor is accounted for as a secured borrowing. In the case of arrangements with recourse, the transferred assets are not derecognized.

For those recorded as with recourse, the borrowings from the receivable factoring facility are short-term in nature and therefore their carrying amount is considered to approximate their fair value. For those considered without recourse, the Company derecognizes the trade receivable and does not record a related borrowing.

Cash flows from factoring with recourse of accounts receivable are classified as financing cash flows within the consolidated statements of cash flows.

Cash flows from factoring without recourse of accounts receivable are classified as operating cash flows within the consolidated statements of cash flows.

Financial liabilities

The subsequent measurement of financial liabilities depends on their classification, as described below:

Financial liabilities measured at fair value through profit or loss

Financial liabilities measured at fair value through profit or loss are carried on the consolidated statements of financial position at fair value with gains or losses recognized in the consolidated income statements. This category includes contingent consideration and derivatives, other than those designated as hedging instruments in an effective hedge.

Financial liabilities measured at amortized cost

This category comprises all other financial liabilities, including bank borrowings, debt instruments, financial loans from government agencies, payables to related parties and trade and other payables.

After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. Amortized cost is calculated by considering any issue costs and any discount or premium on settlement.

Derecognition of financial liabilities

The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss in the consolidated income statements. When the Company exchanges with the existing lender one debt instrument with another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between the carrying amount of the liability before the modification and the present value of the cash flows after modification are recognized in profit or loss as a modification gain or loss.

4.6 Derivative financial instruments and hedging activities

In order to mitigate the economic effects of exchange rate and interest rate fluctuations to which it is exposed as well as variability in the price of power, the Company uses derivative financial instruments, such as cross currency swaps, interest rate swaps and power purchase agreements.

The Company’s derivative financial instruments are detailed in Note 20 to these consolidated financial statements and the Company’s financial risk management policies are detailed in Note 29.

Derivatives are initially recognized at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each balance sheet date. The resulting gain or loss is recognized in the consolidated income statements immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition of profit or loss depends on the nature of the hedge relationship. As of December 31, 2023 and 2022, the Company had no derivative instruments that were not classified as hedging instruments, respectively.

Derivatives are recorded as either “other financial assets” or “other financial liabilities” depending on their respective fair value positions at each balance sheet date. A derivative is presented as a non-current asset or non-current liability if the remaining maturity of the instrument is more than 12 months from the date of the statements of financial position and it is not expected to be realized or settled within 12 months.

Hedge accounting

The Company designates certain derivatives as cash flow hedges. For further details, see Note 20.

At the inception of the hedging relationship, the Company documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking the hedge transaction. Effectiveness of the hedging relationship needs to be assessed on an ongoing basis. Effectiveness tests are performed prospectively at inception and at each reporting date. The Company reviews to ensure that:

•	there is an economic relationship between the hedged item and the hedging instrument;

•	the effect of credit risk does not dominate the value changes that result from that economic relationship; and

•	the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the Company actually hedges and the quantity of the hedging instrument that the Company uses to hedge that quantity of hedged item.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the consolidated statements of other comprehensive income (loss). The gain or loss relating to any ineffective portion is recognized immediately in consolidated income statements and is included in “Raw materials and energy consumption for production”.

Amounts previously recognized in other comprehensive income and accumulated in equity in the valuation adjustments reserve are reclassified to the consolidated income statements in the periods when the hedged item is recognized in profit or loss, in the same line of the income statement as the recognized hedged item.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income at that time is accumulated in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statements. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in the consolidated income statements.

4.7 Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either: (i) in the principal market for the asset or liability or (ii) in the absence of a principal market, in the most advantageous market for the asset or liability.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities.

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable.

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For those assets and liabilities measured at fair value at the balance sheet date, further information on fair value measurement is provided in Note 30.

4.8 Inventories

Inventories comprise assets (goods) which:

•	Are held for sale in the ordinary course of business (finished goods); or

•	Are in the process of production for such sale (work in progress); or

•	Will be consumed in the production process or in the rendering of services (raw materials and spare parts).

Inventories are stated at the lower of cost and net realizable value. The cost of each inventory item is generally calculated as follows:

•	Raw materials, spare parts and other consumables and replacement parts: the lower of weighted average acquisition cost and net realizable value.

•	Work in progress, finished goods and semi-finished goods: the lower of production cost (which includes the cost of materials, labor costs, direct and indirect manufacturing expenses) or net realizable value in the market.

Obsolete, defective or slow-moving inventories have been reduced to net realizable value.

Net realizable value is the estimated selling price less all the estimated costs of selling and distribution.

The amount of any write-down of inventories (as a result of damage, obsolescence or decrease in the selling price) to their net realizable value and all losses of inventories are recognized as expenses in the year in which the write-down or loss occurs. Any subsequent reversals are recognized as income in the year in which they arise.

The consumption of inventories is recognized as an expense in “Raw Materials and energy consumption for production” in the consolidated income statements in the period in which the revenue from their sale is recognized.

4.9 Raw materials and energy consumption for production

Raw materials and energy consumption for production comprise raw materials, energy, other direct costs, inventory write-downs and changes in inventory.

4.10 Cash and cash equivalents

The Company classifies under “Cash and cash equivalents” any liquid financial assets, such as for example cash on hand and at banks, deposits and liquid investments, that can be converted into known amounts of cash within three months and are subject to an insignificant risk of changes in value.

4.11 Restricted cash and cash equivalents

The Company classifies under “restricted cash and cash equivalents” any liquid financial assets, which meet the definition of cash and cash equivalents but the use or withdrawal is restricted by financial agreements.

Restrictions may include legally restricted deposits held as compensating balances against short-term borrowing arrangements and/or contracts entered into with others; however, time deposits and short-term certificates of deposit are not included in legally restricted deposits. In cases where compensating balance arrangements exist but are not agreements which legally restrict the use of cash amounts shown on the consolidated statements of financial position, those arrangements and the amount involved are disclosed in the notes. Compensating balances that are maintained under an agreement to assure future credit availability are also disclosed in the notes.

As discussed in Note 31, certain of the Company´s credit agreements restrict the transfer of assets in the form of loans or dividends to other affiliates. The amount of cash and cash equivalents in subsidiaries subject to such restrictions amounted to $90,955 as of December 31, 2023 ($253,085 as of December 31, 2022) and is not presented as Restricted cash and equivalents in the balance sheet because it can be withdrawn or used except for transfers to affiliates.

4.12 Provisions and contingencies

When preparing the consolidated financial statements, the Company distinguishes between:

•	Provisions: present obligations, either legal, contractual, constructive or assumed by the Company, arising from past events, the settlement of which is expected to give rise to an outflow of economic benefits the amount or timing of which are uncertain; and

•	Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the control of the Company, or present obligations arising from past events the amount of which cannot be estimated reliably or whose settlement is not likely to give rise to an outflow of economic benefits.

Contingent assets are possible assets that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.

The consolidated financial statements include all the material provisions with respect to which it is considered that it is probable that the obligation will have to be settled. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed in accordance with IAS 37 (see Note 26).

Provisions are classified as current when there is not an unconditional right to defer settlement for at least 12 months after the reporting date. They are recognized when the liability or obligation giving rise to the indemnity or payment arises, to the extent that its amount can be estimated reliably.

“Provisions” include (i) the provisions for pension and similar obligations assumed; (ii) provisions for contingencies and charges, such as for example those of an environmental nature and those arising from litigation in progress or from outstanding indemnity payments or obligations, and collateral and other similar guarantees provided by the Company; (iii) provisions for medium- and long-term employee incentives; and (iv) provisions for taxes.

Contingent assets are not recognized, but are disclosed where an inflow of economic benefits is probable. If it has become virtually certain that an inflow of economic benefits will arise, the asset and the related income are recognized in the consolidated financial statements in the period in which the change occurs.

Defined contribution plans

Certain employees have defined contribution plans which are applicable to local regulations. The main features of these plans are as follows:

•	They are mixed plans covering the benefits for retirement, disability and death of the participants.

•	The sponsor undertakes to make monthly contributions of certain percentages of current employees’ salaries to external pension funds.

The annual cost of these plans is recognized within “Staff costs” on the consolidated income statements.

Defined benefit plans

IAS 19 Employee Benefits requires defined benefit plans to be accounted for:

•	Using actuarial techniques to make a reliable estimate of the amount of benefits that employees have earned in return for their service in the current and prior periods;

•	Discounting those benefits in order to determine the present value of the obligation;

•	Determining the fair value of any plan assets; and

•	Determining the total amount of actuarial gains and losses and the amount of those actuarial gains and losses that must be recognized.

The amount recognized as a benefit liability arising from a defined benefit plan is the total net result of:

•	The present value of the obligations.

•	Minus the fair value of plan assets (if any) out of which the obligations are to be settled directly.

The Company recognizes provisions for these benefits as the related rights vest and on the basis of actuarial studies. These amounts are recognized under “Provisions” in the consolidated statements of financial position on the basis of their expected payment due dates.

Environmental provisions

Provisions for environmental obligations are estimated by analyzing each case separately and observing the relevant legal provisions. The best possible estimate is made on the basis of the information available and a provision is recognized provided that the aforementioned information suggests that it is probable that the loss or expense will arise and it can be estimated in a sufficiently reliable manner.

The balance of provisions and disclosures disclosed in Note 15 reflects management’s best estimation of the potential exposure as of the date of preparation of these consolidated financial statements.

4.13 Leases

The Company assesses if a contract is or contains a lease at inception of the contract. A contract is or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and a lease liability at the commencement date.

The estimated lease term by right-of-use asset categories are as follows:

Years of
Estimated
Useful
Life
Leased Land and Buildings	5-50
Leased Plant and Machinery	1-37

The lease liability is initially measured at the present value of the minimum future lease payments, discounted using the interest rate implicit in the lease, or, if not readily determinable, the incremental borrowing rate. Lease payments include fixed payments, variable payments that depend on an index or rate, as well as any extension or purchase options, if the Company is reasonably certain to exercise these options. The lease liability is subsequently measured at amortized cost using the effective interest method and remeasured with a corresponding adjustment to the related right-of-use asset when there is a change in future lease payments.

The right-of-use asset comprises, at inception, the initial lease liability, any initial direct costs and, when applicable, the obligations to refurbish the asset, less any incentives granted by the lessors. The right-of-use asset is subsequently depreciated, on a straight-line basis, over the lease term or, if the lease transfers the ownership of the underlying asset to the Company at the end of the lease term or, if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, over the estimated useful life of the underlying asset. Right-of-use assets are also subject to testing for impairment if there is an indicator for impairment.

Variable lease payments not included in the measurement of the lease liabilities are expensed to the consolidated income statements in the period in which the events or conditions which trigger those payments occur.

In the consolidated statements of financial position, right-of-use assets and lease liabilities are classified, respectively, as part of property, plant and equipment and current and current and non-current lease liabilities.

4.14 Current assets and liabilities

In general, assets and liabilities that are expected to be settled or fall due within 12 months from the end of the reporting period are classified as current items and those which fall due or will be settled after more than 12 months are classified as non-current items.

4.15 Income taxes

Income tax expense represents the sum of current tax and deferred tax. Income tax is recognized in the consolidated income statements except to the extent that it relates to items recognized in other comprehensive income or directly in equity, in which case the related tax is recognized in other comprehensive income or directly in equity.

The current income tax expense is based on domestic and international statutory income tax rates in the tax jurisdictions where the Company operates related to taxable profit for the period. The taxable profit differs from net profit as reported in the consolidated income statements because it is determined in accordance with the rules established by the applicable tax authorities which includes temporary differences, permanent differences, and available credits and incentives.

The Company’s deferred tax assets and liabilities are provided on temporary differences at the balance sheet date between financial reporting and the tax basis of assets and liabilities, then applying enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Deferred tax assets are recognized for deductible temporary differences, including carry-forward of unused tax credits and losses, to the extent that it is probable, that taxable profit will be available against which the deductible temporary difference and carryforwards of unused tax credits and losses can be utilized.

The deferred tax assets and liabilities that have been recognized are reassessed at the end of each closing period in order to ascertain whether they still exist, and adjustments are made on the basis of the findings of the analyses performed.

Income tax payable is the result of applying the relevant tax rate in force to each tax-paying entity, in accordance with the tax laws in force in the country in which the entity is registered. Additionally, tax deductions and credits are available to certain entities, primarily relating to inter-company trades and tax treaties between various countries to prevent double taxation.

Deferred tax assets and liabilities are offset only when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or either the same taxable entity or different taxable entities where there is an intention to settle the current tax assets and liabilities on a net basis or to realize the assets and settle the liabilities simultaneously.

4.16 Foreign currency transactions

Foreign currency transactions are initially recognized in the functional currency of the subsidiary by applying the exchange rates prevailing at the date of the transaction.

Subsequently, at each reporting date, assets and liabilities denominated in foreign currencies are translated to dollars at the rates prevailing on that date.

Any exchange differences arising on settlement or translation at the closing rates of monetary items are recognized in the consolidated income statements for the related years.

Note 4.6 details the Company’s accounting policies for derivative financial instruments. Also, Note 29 to these consolidated financial statements details the Company’s financial risk policies.

4.17 Revenue recognition

The Company recognizes sales revenue related to the transfer of promised goods or services when control of the goods or services passes to the customer. The amount of revenue recognized reflects the consideration to which the Company is or expects to be entitled in exchange for those goods or services.

In the Company’s electrometallurgy business, revenue is principally generated from the sale of goods, including silicon metal and silicon- and manganese-based specialty alloys. The Company mainly satisfies its performance obligations at a point in time; the amounts of revenue recognized relating to performance obligations satisfied over time are not significant. The point in time at which control is transferred to the buyer is determined based on the agreed delivery terms, which follow Incoterms 2023 issued by International Chamber of Commerce.

In most instances, control passes and sales revenue is recognized when the product is delivered to the vessel or vehicle on which it will be transported, the destination port or the customer’s premises. There may be circumstances when judgment is required based on the five indicators of control below.

•	The customer has the significant risks and rewards of ownership and has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the goods or service.

•	The customer has a present obligation to pay in accordance with the terms of the sales contract.

•	The customer has accepted the asset. Sales revenue may be subject to adjustment if the product specification does not conform to the terms specified in the sales contract, but this does not impact the passing of control. Specification adjustments have been immaterial historically.

•	The customer has legal title to the asset. The Company may retain legal title until payment is received but this is for credit risk purposes only.

•	The customer has physical possession of the asset. This indicator may be less important as the customer may obtain control of an asset prior to obtaining physical possession, which may be the case for goods in transit.

Where the Company sells on ‘C’ terms (e.g., Cost, Insurance and Freight or CIF, Carriage and Insurance Paid to or CIP, Cost and Freight or CFR and Carriage Paid to or CPT), the Company is responsible (acts as principal) for providing shipping services and, in some instances, insurance after the date at which control of goods passes to the customer at the loading point. The Company therefore has separate performance obligations for freight and insurance services that are provided solely to facilitate sale of the commodities it produces. Revenue attributable to freight and insurance services is not material.

Where the Company sells on ‘D’ terms (e.g., Delivered Duty Paid or DDP, Delivered at Place or DAP and Delivered at Terminal or DAT), the Company arranges and pays for the carriage and retains the risk of the goods until delivery at an agreed destination, where ownership and control is transferred.

Where the Company sells on ‘F’ terms (e.g., Free Carrier or FCA and FOB or Free on Board), the customer arranges and pays for the main transportation. Risk and control are transferred to the customer when the goods are handed to the carrier engaged by the customer.

The Company’s products are sold to customers under contracts which vary in tenure and pricing mechanisms. The majority of pricing terms are either fixed or index-based for monthly, quarterly or annual periods, with a smaller proportion of volumes being sold on the spot market.

Within each sales contract, each unit of product shipped is a separate performance obligation. Revenue is generally recognized at the contracted price as this reflects the stand-alone selling price. Sales revenue excludes any applicable sales taxes.

4.18 Expense recognition

Expenses are recognized on an accrual basis, i.e. when the actual flow of the related goods and services occurs, regardless of when the resulting monetary or financial flow arises.

An expense is recognized in the consolidated income statements when there is a decrease in the future economic benefits related to a reduction of an asset, or an increase in a liability, which can be measured reliably. This means that an expense is recognized simultaneously with the recognition of the increase in a liability or the reduction of an asset. Additionally, an expense is recognized immediately in the consolidated income statements when a disbursement does not give rise to future economic benefits or when the requirements for recognition as an asset are not met. Also, an expense is recognized when a liability is incurred and no asset is recognized, as in the case of a liability relating to a guarantee.

4.19 Grants

The Company has received government grants from time to time to support operations. Grants are recorded at their fair value in the consolidated income statements within “Other operating income” when there is reasonable assurance that the Company will satisfy the underlying grant conditions and the grants will be received. To the extent required, grants are deferred and recognized on a systematic basis over the periods in which the Company expects to recognize the related expenses for which the grants are intended to compensate. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

When the grant relates to compensations for the indirect carbon dioxide emissions costs included in the energy bills, the income is recorded in “Raw Materials and energy consumption for production” in the consolidated income statements.

4.20 Termination benefits

Under current labor legislation, the Company is required to pay termination benefits to employees whose employment relationship is terminated under certain conditions. The cost of providing employee benefits is recognized in the period in which the benefit is earned by the employee, rather than when it is paid or payable.

4.21 Carbon dioxide emission allowances

The Company recognizes emission rights (allowances) received, whether allocated by government or purchased, as intangible assets. The intangible asset is initially measured and recognized on the date of acquisition at fair value, being the consideration paid (if purchased on the open market) or the current market value (if granted for less than fair value).

When allowances are granted for less than fair value, the difference between the fair value and the nominal amount paid is recognized as a government grant. The grant is initially recognized as deferred income in the consolidated statements of financial position and subsequently recognized as “other operating income” on a systematic basis on the proportion of the carbon dioxide emitted over total carbon dioxide expected to be emitted for the compliance period on the consolidated income statements. In the case that a better estimate of the expected carbon dioxide emissions for the compliance period is available, the deferred income to be recognized in the consolidated statements of financial position is adjusted prospectively.

As the Company emits carbon dioxide, it recognizes a provision for its obligation to deliver the carbon dioxide allowances at the end of the compliance period. The provision is remeasured and recorded as an expense at the end of each reporting period at historical cost for the emission rights (allowances) received and at acquisition cost for the carbon dioxide purchased and at fair value for the carbon dioxide pending to be purchased.

Intangible assets recognized for emissions allowances are not amortized and remain valued at historical cost until either sold or surrendered in satisfaction of the Company’s obligation to deliver the allowances to the relevant authority.

Sale of emission rights

When the Company has determined to sell its emission rights, the emission rights sold would be derecognized from the consolidated statements of financial position against the cash received. In those cases, where the price per emission right is different to the fair value per emission right at the time they were granted, a gain or a loss on the disposal of assets will be recognized. The deferred income originally recognized for the free emission rights granted at the beginning of the compliance period that still remain in the consolidated statements of financial position at the time of sale will be derecognized.

4.22 Share-based compensation

The Company operates a share-based compensation plan with certain equity and cash-settlement options. The Company recognizes share-based compensation expense based on the estimated grant date fair value of share-based awards using a Black-Scholes option pricing model. Prior to vesting, cumulative compensation cost equals the proportionate amount of the award earned to date. The Company has elected to treat each award as a single award and recognize compensation cost on a straight-line basis over the requisite service period of the entire award. If the terms of an award are modified in a manner that affects both the fair value and vesting of the award, the total amount of remaining unrecognized compensation cost (based on the grant-date fair value) and the incremental fair value of the modified award are recognized over the amended vesting period. The Company´s liability for cash-settled awards is immaterial.

4.23 Other income

Interest income is recognized as the interest accrues using the effective interest rate, the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

Dividend income from investments is recognized when the shareholders’ right to receive the payment is established.

4.24 Assets and disposal groups classified as held for sale, liabilities associated with assets held for sale and discontinued operations

Assets and disposal groups classified as held for sale include the carrying amount of individual items, disposal groups or items forming part of a business unit earmarked for disposal (discontinued operations), whose sale in their present condition is highly likely to be completed within one year from the reporting date. Therefore, the carrying amount of these items, which may or may not be of a financial nature, will likely be recovered through the proceeds from their disposal.

Liabilities associated with non-current assets held for sale include the balances payable arising from the assets held for sale or disposal groups and from discontinued operations.

Assets and disposal groups classified as held for sale are measured at the lower of fair value less costs to sell and their carrying amount at the date of classification in this category. Non-Current assets held for sale are not depreciated as long as they remain in this category.

4.25 Consolidated statements of cash flows

The following terms are used in the consolidated statements of cash flows, prepared using the indirect method, with the meanings specified as follows:

1.	Cash flows: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

2.	Operating activities: activities constituting the object of the subsidiaries forming part of the consolidated Company and other activities that are not investing or financing activities.

3.	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

4.	Financing activities: activities that result in changes in the size and composition of the equity and borrowings of the Company that are not operating or investing activities. Interest payments and principal payments are presented separately.

5.   Segment reporting

The Company’s Chief Executive Officer has been identified as the chief operating decision maker (“CODM”) since the role encompasses authority over resource allocation decisions and performance assessment, mainly analyzing performance from the production obtained in the operations. The Company has identified 10 operating segments:

•	Canada – Silicon Metals

•	Canada – Silicon Alloys

•	U.S. – Silicon Metals

•	U.S. - Silicon Alloys

•	Europe – Manganese Alloys

•	Europe – Silicon Metals

•	Europe - Silicon Alloys

•	South Africa – Silicon Metals

•	South Africa – Silicon Alloys; and

•	Other segments

The operating segments described above are those components whose operating results are regularly reviewed by the entity’s CODM to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. This is due to the integrated operations within each region and product family and the ability to reallocate production based on the individual capacity of each plant. Additionally, economic factors that may impact our results of operations, such as currency fluctuations and energy costs, are also assessed at a regional and product level.

The Company’s North America- Silicon Metal and North America – Silicon Alloys reportable segments are the result of the aggregation of the operating segments of the United States and Canada Silicon Metals and the operating segments of the United States and Canada Silicon Alloys. These operating segments have been aggregated as they have similar long-term economic characteristics and there is similarity of competitive and operating risks and the political environment in the United States and Canada. The Europe-Silicon Metals, the Europe-Silicon Alloys, the Europe -Manganese, the South Africa – Silicon Metals and South Africa – Silicon Alloys reportable segments are equal to each related Operating segment.

All other segments that do not meet the quantitative threshold for separate reporting and are deemed to have similar economic characteristics have been grouped as “Other segments”, which mainly includes holding entities in the United Kingdom and our Ferroglobe Advanced Material (formerly Ferrosolar OPCO) subsidiary in Spain.

The consolidated income statements as of December 31, 2023, 2022 and 2021, respectively, by reportable segment, are as follows:

	2023
	North America	North America		Europe	Europe	South Africa	South Africa		Adjustments/
	Silicon Metal	Silicon Alloys	Europe Manganese	Silicon Metal	Silicon Alloys	Silicon Metal	Silicon Alloys	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	505,472	283,180	277,508	307,230	216,465	50,071	109,684	54,921	(154,497)	1,650,034
Raw materials and energy consumption for production	(313,162)	(165,193)	(183,839)	(103,304)	(108,409)	(44,003)	(82,201)	(35,280)	156,105	(879,286)
Other operating income	6,605	3,896	36,628	40,321	21,149	594	(142)	50,655	(58,714)	100,992
Staff costs	(67,160)	(37,744)	(28,326)	(79,114)	(42,069)	(5,007)	(10,412)	(36,027)	—	(305,859)
Other operating expense	(44,304)	(26,840)	(69,897)	(71,632)	(44,132)	(11,223)	(10,718)	(48,309)	56,965	(270,090)
Depreciation and amortization charges	(32,313)	(15,183)	(7,835)	(6,325)	(3,005)	(1,840)	(4,056)	(2,975)	—	(73,532)
Impairment (loss) gain	(21,008)	—	(1,571)	—	(3,619)	478	—	430	—	(25,290)
Other (loss) gain	(71)	(115)	1	79	47	—	—	30	—	(29)
Operating Profit	34,059	42,001	22,669	87,255	36,427	(10,930)	2,155	(16,555)	(141)	196,940

(*) The amounts correspond to transactions between segments that are eliminated in the consolidation process.

	2022
	North America	North America		Europe	Europe	South Africa	South Africa		Adjustments/
	Silicon Metal	Silicon Alloys	Europe Manganese	Silicon Metal	Silicon Alloys	Silicon Metal	Silicon Alloys	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	671,290	339,414	701,140	536,753	259,419	17,337	122,262	81,560	(131,259)	2,597,916
Raw materials and energy consumption for production	(305,545)	(68,490)	(541,034)	(241,936)	(139,687)	(9,270)	(65,373)	(46,759)	133,008	(1,285,086)
Other operating income	6,464	122	42,882	76,255	23,622	156	66	59,840	(62,051)	147,356
Staff costs	(61,378)	(41,923)	(28,996)	(81,175)	(50,467)	(1,736)	(11,652)	(37,483)	—	(314,810)
Other operating expense	(33,708)	(37,859)	(111,741)	(99,513)	(33,265)	(2,649)	(13,193)	(74,626)	60,302	(346,252)
Depreciation and amortization charges	(33,708)	(15,135)	(13,005)	(4,605)	(8,086)	(748)	(5,278)	(994)	—	(81,559)
Impairment (loss) gain	—	—	(33,222)	—	(26,028)	5,357	2,408	(5,514)	—	(56,999)
Other (loss) gain	(522)	(126)	(178)	230	82	—	—	495	—	(19)
Operating (loss) profit	242,893	176,003	15,846	186,009	25,590	8,447	29,240	(23,481)	—	660,547

(*) The amounts correspond to transactions between segments that are eliminated in the consolidation process.

	2021
	North America	North America		Europe	Europe	South Africa	South Africa		Adjustments/
	Silicon Metal	Silicon Alloys	Europe Manganese	Silicon Metal	Silicon Alloys	Silicon Metal	Silicon Alloys	Other segments	Eliminations (*)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Sales	370,109	154,699	476,287	437,533	227,804	12,604	104,591	43,568	(48,287)	1,778,908
Raw materials and energy consumption for production	(265,653)	(57,663)	(326,257)	(303,811)	(170,073)	(8,240)	(68,377)	(33,445)	48,623	(1,184,896)
Other operating income	5,089	296	34,142	48,828	16,924	278	485	49,901	(45,858)	110,085
Staff costs	(51,163)	(31,300)	(33,696)	(77,608)	(42,679)	(1,542)	(11,726)	(31,203)	—	(280,917)
Other operating expense	(22,222)	(20,848)	(105,290)	(105,712)	(23,043)	(1,904)	(11,352)	(51,960)	45,522	(296,809)
Depreciation and amortization charges	(40,489)	(15,281)	(18,634)	(7,330)	(9,522)	(546)	(4,535)	(991)	—	(97,328)
Impairment (loss) gain	—	—	(376)	14	(455)	288	2,396	(1,730)	—	137
Other (loss) gain	(347)	741	—	733	295	—	—	784	—	2,206
Operating (loss) profit	(4,676)	30,644	26,176	(7,353)	(750)	938	11,482	(25,013)	—	31,386

(*) The amounts correspond to transactions between segments that are eliminated in the consolidation process.

Other disclosures

Sales by product line

Sales by major product line are as follows:

	Year Ended December 31,
	2023	2022	2021
	US$'000	US$'000	US$'000
Silicon metal	722,226	1,116,193	637,695
Manganese-based alloys	259,197	525,483	469,138
Ferrosilicon	330,946	561,539	337,833
Other silicon-based alloys	159,441	192,409	161,750
Silica fume	33,804	32,290	32,409
Other	144,420	170,002	140,083
Total	1,650,034	2,597,916	1,778,908

Information about major customers

Total sales of $840,705 thousand, $1,322,724 thousand, and $870,039 thousand were attributable to the Company’s top 10 customers in 2023, 2022, and 2021 respectively. During 2023, 2022, and 2021 sales corresponding to Dow Silicones Corporation represented 17.0%, 16.8% and 12.2%, respectively of the Company’s sales. Sales to Dow Silicones Corporation are included partially in the North America – Silicon Metal segment and partially in the Europe - Silicon Metal segment. Accounts receivables from Dow Silicones Corporation as of December 31, 2023 and 2022 are $29,161 thousand and $10,612 thousand, respectively.

Non-current assets by geographical area

The non-current assets (as defined in IFRS 8) by geographical area are as follows:

	Year ended December 31,
	2023	2022
	US$´000	US$´000
United Kingdom	462	946
United States of America	213,663	231,565
Europe
Spain	151,200	109,759
France	151,880	133,684
Other European Countries	57,739	55,835
Total non-current assets in Europe	360,819	299,278
Rest of the World	138,105	132,094
Total	713,049	663,883

6.	Goodwill

Changes in the carrying amount of goodwill during the years ended December 31, 2023 and 2022, are as follows:

	January 1,	Impairment	Exchange	December 31,	Impairment	Exchange	December 31,
	2022	(Note 27.8)	differences	2022	(Note 27.8)	differences	2023
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
U.S. Silicon Metal cash generating units	17,230	—	—	17,230	—	—	17,230
U.S. Silicon Based Alloys cash generating units	12,472	—	—	12,472	—	—	12,472
Total	29,702	—	—	29,702	—	—	29,702

The Company recorded the excess of the cost of acquisition over the Company’s interest in the fair value of the identifiable assets and liabilities assumed at the date of acquisition as goodwill.

For the years ended December 31, 2023 and December 31, 2022, in connection with our annual goodwill impairment test, the Company did not recognize an impairment charge.

Ferroglobe operates in a cyclical market, and silicon and silicon-based alloy index pricing and foreign import pressure into the U.S. markets impact the future projected cash flows used in our impairment analysis. Recoverable value was estimated based on discounted cash flows. Estimates under the Company’s discounted income-based approach involve numerous variables including anticipated sales price and volumes, cost structure, discount rates and long-term growth, and therefore could impact the recoverable values in the future.

Key assumptions used in the determination of recoverable value

Goodwill is allocated to its respective cash-generating units or groups of cash-generating units and tested annually for impairment. The Company has determined that the lowest level within the Company that goodwill is monitored for internal management purposes comprises four individual US CGUs aggregated into two groups of cash-generating units for review. In accordance with the requirements of IAS 36, an impairment loss is recorded when the recoverable amount is below the carrying amount of the net assets of a cash-generating unit (including the goodwill allocated to it). A CGU’s or group of CGU’s recoverable amount is the higher of its fair value less costs of disposal and its value in use. As of the reporting year, the recoverable amount for all groups of cash-generating units to which goodwill has been allocated is determined based on value in use.

Management makes estimates, assumptions and judgements on uncertain matters. For each group of cash-generating units to which goodwill has been allocated, the value in use is determined based on economic assumptions and forecasted operating conditions as follows:

	2023	2022	2021
	U.S.	U.S.	U.S.
Discount rate	14.1%	14.6%	13.2%
Long-term growth rate	2.3%	2.0%	2.3%

Discount rate

The discount rate, applied to discount the related cash flows, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and cost of debt according to the finance structure determined for each group of CGUs.

This rate is calculated using the capital asset pricing model (CAPM), which considers the asset’s systemic risk, and the impact of those risks not already considered on cash flows, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset, constantly monitoring the fluctuations of the financial markets.

The main underlying data used in these calculations are obtained from independent and renowned external information sources.

Long-term growth rate

Cash flow projections from the sixth year are calculated using an expected constant growth rate (g), considering projected CPI data collected from a variety of third party, external sources.

These assumptions have been used in the impairment test for each of the two groups of cash-generating units to which goodwill has been allocated.

Our approach in determining the recoverable amount utilizes a discounted cash flow methodology, which necessarily involves making numerous estimates and assumptions regarding, operating costs, appropriate discount rates and working capital requirements. The key assumptions used for estimating cash flow projections in the Group’s impairment testing are those relating to discount rate, revenue, and EBITDA for the subsequent five-year period (2024-2028) and perpetuity beyond this point. The average operating profit margin is 24.1% (Silicon Metal) and 32.3% (Silicon-Based Alloys) and a Compound Annual Growth Rate of 6.0% (Silicon Metal) and 11.8% (Silicon-Based Alloys).

These estimates will likely differ from future actual results of operations and cash flows, and it is possible that these differences could be material. In addition, judgements are applied in determining the level of CGU groups identified for impairment testing and the criteria used to determine which assets should be aggregated. Changes in our business activities or structure may also result in additional changes to the level of testing in future periods. Further, future events could cause the Group to conclude that impairment indicators exist and that the asset values associated with a given operation have become impaired.

Sensitivity to changes in assumptions

Changing management’s assumptions could significantly affect the evaluation of the value in use of our groups of cash-generating units and, therefore, the impairment result. As of December 31, 2023 there is a $378,206 thousand headroom between the carrying value of our U.S. groups of cash generating units including goodwill and their recoverable value.

The following changes to the assumptions used in the impairment test lead to the following changes in recoverable value:

		Excess of	Sensitivity on		Sensitivity on		Sensitivity on
		recoverable	discount rate		long-term growth rate		EBITDA
		value over	Decrease	Increase	Decrease	Increase	Decrease	Increase
	Goodwill	carrying vale	by 10%	by 10%	by 10%	by 10%	by 10%	by 10%
U.S. Silicon Metal cash generating unit	17,230	87,454	57,487	(45,666)	(3,749)	3,937	(75,506)	75,506
U.S. Silicon Based Alloys cash generating unit	12,472	290,752	85,147	(68,244)	(7,283)	7,648	(102,254)	102,254
	29,702	378,206

The sensitivity analysis revealed that no reasonable possible changes in any of the key assumptions would result in the carrying amount of either of the CGU groups exceeding their recoverable amount as of December 31, 2023.

7.	Intangible assets

Changes in the carrying amount of intangible assets during the years ended December 31 are as follows:

					Greenhouse	Other	Accumulated
	Development	Power Supply		Computer	gasses	Intangible	Amortization	Impairment
	Expenditure	Agreements	Rights of Use	Software	(CO2)	Assets	(Note 27.6)	(Note 27.8)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2022	51,698	37,836	13,369	5,090	97,596	8,120	(96,140)	(16,927)	100,642
Additions	910	—	23	522	112,775	384	(725)	—	113,889
Disposals	—	—	—	(20)	(96,869)	—	20	—	(96,869)
Exchange differences	(2,914)	—	(153)	(62)	(5,732)	(370)	2,536	830	(5,865)
Balance at December 31, 2022	49,694	37,836	13,239	5,530	107,770	8,134	(94,309)	(16,097)	111,797
Additions	1,210	—	—	3,273	113,101	—	(663)	—	116,921
Disposals	—	—	—	—	(96,451)	—	82	—	(96,369)
Transfers from/(to) other accounts	825	—	—	1,489		(396)	(26)	261	2,153
Exchange differences	1,861	—	90	104	3,756	(358)	(1,170)	(440)	3,843
Balance at December 31, 2023	53,590	37,836	13,329	10,396	128,176	7,380	(96,086)	(16,276)	138,345

Development expenditures: For the year ended, the Company invested $1,210 thousand in Research and Development (R&D) projects. As of December 31, 2023 the total development expenditures of $53,590 thousand have accumulated amortization of $36,185 thousand and accumulated impairment of $13,990 thousand.

Power supply agreement: In 2015, the Company acquired a power supply agreement which provides favorable below-market power rates to the Alloy, West Virginia facility. The agreement terminates in 2025 but as of December 31, 2023 it is fully amortized.

Rights of use relate to mining concessions and as of December 31, 2023 are fully amortized.

Computer software: For the year ended December 31, 2023, the Company invested $3,273 thousand in the development of new IT systems and cybersecurity.

Greenhouse gas rights: As of December 31, 2023 and 2022, this class of intangible assets primarily relates to the acquisition, use and expiration of rights held to emit greenhouse gasses by certain Spanish, French, Norwegian and Canadian subsidiaries (see Note 4.21). For the year ended December 31, 2023, the Company did not purchase or sell rights to emit greenhouse gasses (2022: $25,035 thousand of purchases).

As of December 31, 2023 and 2022, the Company has certain intangible assets related to rights held to emit greenhouse gasses pledged as collateral for debt instruments (see Note 18).

8.	Property, plant and equipment

Property, plant and equipment, net of the related accumulated depreciation and impairment, as of December 31, 2023 and 2022 is as follows:

				Property, Plant		Other Items of	Other Items	Other Items
			Other Fixtures,	and Equipment		Property,	of Leased	of Leased	Accumulated
	Land and	Plant and	Tools and	in the Course of	Mineral	Plant and	Land and	Plant and	Depreciation	Impairment
	Buildings	Machinery	Furniture	Construction	Reserves	Equipment	Buildings	machinery	(Note 27.6)	(Note 27.8)	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2022	197,214	1,202,624	7,479	113,962	59,019	33,589	17,156	27,762	(962,078)	(141,811)	554,914
Additions	3,170	15,329	2,883	59,532		131	4,714	4,624	(80,834)	(56,999)	(47,450)
Disposals and other	—	(18,544)	(122)	(595)	—	—	—	—	17,685	(90)	(1,666)
Transfers from/(to) other accounts	505	28,295	(349)	(33,485)	—	1,212	—	—	3,822	—	—
Exchange differences	(7,291)	(48,278)	(731)	(6,021)	(215)	(725)	(625)	(1,028)	42,157	4,273	(18,484)
Transfer to assets and disposal groups classified as held for sale	(18,108)	(56,571)	(470)	(320)	—	—	—	—	56,297	18,105	(1,067)
Balance at December 31, 2022	175,490	1,122,855	8,690	133,073	58,804	34,207	21,245	31,358	(922,951)	(176,522)	486,247
Additions	2,886	11,263	118	81,457	8,550	—	4,660	9,623	(72,869)	(25,768)	19,920
Disposals and other	(1,743)	(19,621)	(1,051)	(128)	—	—	(470)	(766)	12,970	4,969	(5,840)
Transfers from/(to) other accounts	1,289	69,560	(376)	(73,312)	—	61	2	767	—	(144)	(2,153)
Exchange differences	3,115	13,405	(176)	4,116	(263)	(562)	634	332	(14,276)	(3,103)	3,222
Balance at December 31, 2023	181,037	1,197,462	7,205	145,206	67,091	33,706	26,071	41,314	(997,126)	(200,568)	501,396

For the years ended December 31, 2023 and 2022, the Company invested $118,642 thousand and $90,383 thousand in its property, plant equipment. This was predominantly led by investments as follows:

Property, plant and equipment in the course of construction: For the years ended December 31, 2023 and 2022, the Company invested $81,457 thousand and $59,532 thousand in capital expenditure focused on productivity and efficiency improvements.

Other additions: The Company acquired a high purity quartz mine in October 2023. Of the $11,000 thousand purchase price, the Company allocated $2,700 thousand to land and buildings and $8,550 thousand to the mineral reserves acquisition. The Company determined that the acquisition of the high purity quartz mine did not qualify as a business combination in accordance with IFRS 3 and therefore was accounted for as an asset acquisition.

Impairment considerations:

The Company defines its CGUs for impairment testing of its property, plant and equipment to be at the individual plant or mine level. The Company deems this level to be the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflow from other assets or groups of assets. As of December 31, 2023, all cash-generating units were assessed for indicators of potential impairment.

As of December 31, 2023, we identified indicators of potential impairment in our Puertollano, Sabon, Boo, Selma and Polokwane CGUs.

The recoverable amount for the Puertollano CGU with a carrying value of $30,039 thousand was determined based on the estimated fair value less cost of disposal of real estate based on recent comparable transactions and industrial products based on the replacement cost method considering their current state. If the fair value were to fall by 10%, there would still remain sufficient headroom in the CGU. No reasonably possible changes in individual assumptions used in the valuation would result in a material impairment during the next financial year. However, it is reasonably possible that, in aggregate with the Polokwane CGU as discussed below, different outcomes within the next financial year could result in a material decrease in the aggregate carrying amount of the CGUs.

The recoverable amounts for the Sabon, Boo, Selma and Polokwane CGUs were determined based on their respective values in use. As of December 31, 2023, the Company’s Sabon and Boo CGU recoverable values were not sensitive to changes in the underlying assumptions. The Company’s Selma plant has been idled for the foreseeable future and thus the carrying value of its associated assets has been fully impaired based on a negative estimated recoverable amount. For the Polokwane CGU, the significant assumptions used to estimate its value in use were as follows: (i) pre-tax discount rate of 23.1%; (ii) EBITDA margin (EBITDA divided by sales) throughout the forecast and long-term growth periods of between 3% and 27%; and (iii) long-term growth rate of 2.3%.

Sensitivity to changes in assumptions

Changing management’s assumptions could affect the evaluation of the value in use of our Polokwane cash-generating unit and, therefore, the impairment result. As of December 31, 2023 there is $9,213 thousand in headroom between the carrying value of our Polokwane cash generating unit and its recoverable value.

The following reasonably possible changes to the assumptions used in the impairment test lead to the following changes in recoverable value, noting that sensitivities in EBITDA could indicate a reduction in carrying value. All other sensitivities retain sufficient headroom:

		Excess of	Sensitivity on		Sensitivity on		Sensitivity on
		recoverable	discount rate		long-term growth rate		EBITDA
	Carrying	value over	Decrease	Increase	Decrease	Increase	Decrease	Increase
	Value	carrying vale	by 10%	by 10%	by 10%	by 10%	by 10%	by 10%
Polokwane	13,582	9,213	8,955	(7,135)	822	(850)	(15,022)	15,022

The Company’s approach to the determination of its discount and long-term growth rates are discussed in Note 7. For EBITDA margin, the Company determines its projected sales and cost of sales through a combination of analysis of prior year actuals and budgeted pricing and volumes. Where applicable, the Company relies on third party sources to derive key inputs. Internally, the Company reviews contracted amounts as well as forecasts. Finally, corporate overheads are allocated using an internal key based on projected volumes.

The below table details the Company’s impairment write downs/(reversals) as of December 31, 2023 and 2022, respectively:

	2023	2022
	US$'000	US$'000
Puertollano	—	5,515
Boo	1,570	11,559
Monzon	—	5,915
Selma	21,008	—
Moi Rana	—	15,749
Polokwane	—	(5,017)
Thaba	—	(2,750)
Chateau Feuillet	—	5,994
Cee-Dumbria	3,619	20,034
Others	(429)	—
Total	25,768	56,999

As of December 31, 2023, the accumulated impairment balance primarily relates to full impairments recorded in our Venezuela, Cee-Dumbria, Selma, Moi Rana, Monzon and Boo cash-generating units, as well as approximately $56.1 million recorded in recent years for the Puertollano CGU.

As of December 31, 2022, assets related to Chateau Feuillet facility in France were transferred to asset held for sale. The assets were measured at the lower of carrying amount and fair value less costs to sell, and were presented separately as an asset held for sale in the current position of the financial statements. As fair value was lower than the carrying amount, the company recognized an impairment of $5,994 thousand.

As of December 31, 2023 and 2022, the Company has property, plant and equipment ($284,012 thousand in 2023 and $278,796 thousand in 2022) pledged as security for debt instruments in Canada, France, Norway, Spain and U.S.A (see Note 18).

Commitments

As of December 31, 2023 and 2022, the Company has capital expenditure commitments totaling $16,019 thousand and $16,607 thousand, respectively, primarily related to improvement works at plants.

9.	Financial assets and other receivables

The company’s financial assets and their classification under IFRS 9 are as follows:

		2023 classification
		Amortized cost	Fair value through profit or loss - mandatorily measured	Fair value through other comprehensive income - designated	Total
	Note	US$'000	US$'000	US$'000	US$'000
Other financial assets	9.1	12,992	1,080	5,722	19,794
Receivables from related parties	23	4,430	—	—	4,430
Trade and other receivables	9.2	310,243	—	—	310,243
Restricted cash and cash equivalents		1,179	—	—	1,179
Cash and cash equivalents		136,470	—	—	136,470
Total financial assets		465,314	1,080	5,722	472,116

		2022 classification
		Amortized cost	Fair value through profit or loss - mandatorily measured	Fair value through other comprehensive income - designated	Total
	Note	US$'000	US$'000	US$'000	US$'000
Other financial assets	9.1	13,253	936	—	14,189
Receivables from related parties	23	4,275	—	—	4,275
Trade and other receivables	9.2	425,474	—	—	425,474
Restricted cash and cash equivalents		5,008	—	—	5,008
Cash and cash equivalents		317,935	—	—	317,935
Total financial assets		765,945	936	—	766,881

Restrictions on the use of group assets

As of year ended December 31, 2023 and 2022, Cash and cash equivalents and restricted cash comprise the following:

	2023	2022
	US$'000	US$'000
Cash and cash equivalents	136,470	317,935
Non-Current restricted cash presented as Cash	—	2,133
Current restricted cash presented as Cash	1,179	2,875
Total	137,649	322,943

As of December 31, 2023, the Company holds $1,179 thousand in current restricted cash associated with cash held explicitly to fund our Selma plant as part of the New Markets Tax Credit Program (NMTC Program). The NMTC helps economically distressed communities attract private capital. The Company intends to use the remaining restricted cash in early 2024.

The Company also has certain restrictions in the partnerships with Dow as of December 31, 2023 and 2022.

9.1	Other financial assets

As of December 31, 2023, other financial assets comprise the following:

	2023
	Non-Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Other financial assets at amortized cost	12,992	—	12,992
Equity securities	1,078	2	1,080
Derivative financial instruments (Note 20)	5,722	—	5,722
Total	19,792	2	19,794

As of December 31, 2022, other financial assets comprise the following:

	2022
	Non-Current	Current	Total
	US$'000	US$'000	US$'000
Other financial assets held with third parties:
Other financial assets at amortized cost	13,253	—	13,253
Equity securities	933	3	936
Total	14,186	3	14,189

Other financial assets at amortized cost

Other financial assets at amortized cost comprise the investment fund of $9,909 thousand in Selma Globe Investment Fund, LLC as a result of the NMTC Program. The reactivation of the plant in Selma, Alabama, in 2022 resulted in us being granted with a $13,230 thousand allocation by the end of fiscal year 2022 under the NMTC Program (See Note 16). This allocation was subscribed by Ferroglobe U.S.A Metallurgical, Inc. (also “FG USA Metallurgical”, formerly Globe Metallurgical, Inc.) as owner of the plant and United Bank as investor and beneficiary of the tax credit resulting from this grant.

Other financial assets at amortized cost also comprise deposits given to the French government by Ferroglobe France (formerly Ferropem) ($3,024 thousand in 2023 and $2,770 thousand in 2022), a Ferroglobe subsidiary, in respect of effort de construction. The law in France requires employers and companies of a certain size to invest a portion of their budgets in the construction or renovation of housing (including through direct investment, providing mortgages, and other) every year. In this case, the mandatory contributions are made in the form of a loan, to be returned by the French government in twenty years.

The carrying amount of other financial assets at amortized cost is considered to approximate their fair value.

9.2	Trade and other receivables

Trade and other receivables comprise the following at December 31:

	2023	2022
	US$'000	US$'000
Trade receivables	223,236	295,678
Less – allowance for doubtful debts	(2,906)	(1,187)
	220,330	294,491
Tax receivables	26,779	36,852
Government grant receivables	62,417	88,092
Other receivables	717	6,039
Total trade and other receivables	310,243	425,474

The trade and other receivables disclosed above are short-term in nature and therefore their carrying amount is considered to approximate their fair value.

The changes in the allowance for doubtful debts during 2023 and 2022 were as follows:

Allowance
US$'000
Balance at January 1, 2022	1,006
Impairment losses recognized	361
Collection of previously written off balances	(124)
Exchange differences	(56)
Balance at December 31, 2022	1,187
Impairment losses recognized	1,970
Collection of previously written off balances	(300)
Exchange differences	49
Balance at December 31, 2023	2,906

Factoring of trade receivables

In October 2020, the Company signed a factoring agreement with a financial institution to anticipate the collection of receivables issued by the Company’s European subsidiaries with the following main terms:

•	maximum cash consideration advanced is up to €60.0 million;

•	overcollateralization of 10% of accounts receivable as guarantee provided to the Agent until payment has been satisfied;

•	a 0.18% to 0.25% fee charges on total invoices and credit notes sold to the Agent; and

•	a financing commission set at IBOR plus 1% charged on the drawdowns;

Other conditions are set in relation to credit insurance policy which has been structured in an excess of loss policy where the first €5,000 thousand of bad debt losses are not covered by the insurance provider. The Company has assumed the cash collateralization for the entire excess of loss, as agreed in contractual terms.

For the year ended December 31, 2023, the factoring agreement provided upfront cash consideration of $431,274 thousand ($895,264 thousand in 2022). The Company has repaid $454,576 thousand ($918,070 thousand in 2022), recording as of December 31, 2023, an on-balance sheet bank borrowing debt of $30,683 thousand (2022: $60,976 thousand). See Note 16.

As of December 31, 2023, the Company held $35,504 thousand of trade and other receivables recognized in the consolidated statements of financial position in respect of factoring agreements ($80,112 thousand at December 31, 2022). Finance costs incurred during the year ended December 31, 2023, amounted to $2,568 thousand ($3,426 thousand at December 31, 2022) recognized in finance costs in the consolidated income statements.

The Company has assessed whether it has transferred substantially all risks and rewards, continuing to be exposed to the variable returns from its involvement in the factoring agreement as it is exposed to credit risk, so the conclusion is that the derecognition criteria is not met and therefore, the account receivables sold are not derecognized from the balance sheet and an obligation is recognized as bank borrowings for the amount of cash advanced by the Leasing and Factoring Agent. The amount repayable under the factoring agreements is presented as on-balance sheet factoring and the debt assigned to factoring is shown as bank borrowings.

Other agreements

In February 2022 the company signed a without recourse factoring agreement with Bankinter offers the possibility to sell the receivables corresponding to 11 pre-approved customers by the bank and its credit insurer. Receivables are pre-financed at 100% of their face value.

The main characteristics of this program are the following:

●	maximum cash consideration advanced is up to €30,000 thousand;

●	a 0.25% fee of the receivables face values;

●	a cost of financing at Euribor 12-month plus 1%;

●	a closing fee of 0.25% of the financing; and

●	an annual renewal fee of 0.25% of the financing.

The Company has concluded that we have not retained nor transferred substantially all of the risks and rewards but have transferred control of the receivables, and therefore the derecognition criteria is met and the account receivables sold have been derecognized from the balance sheet.

Government grants receivables

The Company has been awarded a compensation for the indirect carbon dioxide emissions costs included in its energy bills in France, Spain and Norway.

For the year ended December 31, 2023, the Company recognized $84,047 thousand of income (2022: $72,251 thousand) related to these compensations. The amount was deducted against the related expense in “Raw Materials and energy consumption for production” in the consolidated income statements. The Company has no unfulfilled conditions in relation to government grants, but certain grants would be repayable if the Company were to substantially curtail production or employment at certain plants.

10.	Inventories

Inventories comprise the following at December 31:

	2023	2022
	US$'000	US$'000
Finished goods	162,962	169,956
Raw materials in progress and industrial supplies	182,612	266,348
Other inventories	38,267	44,257
Advances to suppliers	—	19,519
Total	383,841	500,080

For the year ended December 31, 2023, the Company recognized an expense for the write-down of inventory to net realizable value of $13,687 thousand ($29,865 thousand in 2022), of which $11,495 related to finished goods ($17,523 thousand in 2022) and $2,192 to raw material ($12,342 thousand in 2022). The Company records expense for the write-down of inventories to “Raw Materials and energy consumption for production” in the consolidated income statements. See Note 4.8.

As of December 31, 2023 and 2022, inventories in the Company’s subsidiaries in the United States, Canada, Norway, France and Spain ($314,681 thousand in 2023 and $435,347 thousand in 2022) were pledged forming part of the collateral for debt instruments, see Note 18.

11.	Other assets

Other assets comprise the following at December 31:

	2023			2022
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Guarantees and deposits	21,530	420	21,950	17,492	293	17,785
Prepayments and accrued income	11	5,694	5,705	37	5,925	5,962
Advances to suppliers	—	11,296	11,296	—	—	—
Other assets	615	169,067	169,682	689	24,390	25,079
Total	22,156	186,477	208,633	18,218	30,608	48,826

As of December 31, 2023 and 2022, the amount within “Guarantees and deposits given” is mainly due to (i) a deposit made during 2021 with TAC (Tennessee Valley Authority) which supplies power to Ferroglobe USA Metals, LLC. (formerly Core Metals Group, LLC), (ii) the letter of credits related to the insurance company in “Global Specialty Metals, Inc” and (iii) deposits linked to factoring agreements.

As of December 31, 2023, the increase in “other assets” mainly relates to the Company’s benefit from the French regulated access to historic nuclear energy program (ARENH) and the additional agreement with EDF in which we have agreed different electricity prices throughout the year based on demand amounting to $164,259 thousand. The ARENH is a mechanism established which allows energy suppliers to obtain energy under favorable conditions set by the public authorities. The Company received the $164,259 thousand in the first quarter of 2024. The Company deducted this amount from its related expense in “Raw Materials and energy consumption for production” in the consolidated income statements (See Note 27.2).

In 2022, a provision of $18,000 thousand was recognized at Ferroglobe U.S.A Metallurgical, Inc. (formerly Globe Metallurgical Inc.) with respect to civil lawsuits arising out of a 2018 incident at its Selma, Alabama facility in which two employees were injured and one of whom later died. See Note 15. At the time, Ferroglobe U.S.A Metallurgical, Inc. also recorded an expected reimbursement from the Company’s insurer as “other assets” for the same amount. In Q1 2023, the Company settled these lawsuits fully.

12.	Equity

Share capital

Ordinary shares are classified in equity in the consolidated statements of financial position. Each time a share premium is paid to the Company for an issued share, the respective share premium is allocated to the share premium account.

The Company has not distributed dividends to shareholders of the Parent nor engaged in a formal buyback program as of December 31, 2023. One of the companies in partnership with a non-controlling interest, WVA Manufacturing, LLC, distributed earnings to the non-controlling interest totaling $1,470 and $3,430 thousand, classified as cash flow from operating activities, for the years ended December 31, 2023 and 2022, respectively.

In October 2021, the Company entered into an equity distribution agreement (the “Equity Distribution Agreement”) with B. Riley Securities, Inc. and Cantor Fitzgerald & Co. relating to the Company’s ordinary shares, by which the Company may offer and sell ordinary shares having an aggregate offering price of up to $100,000,000 from time to time through B. Riley Securities, Inc. and Cantor Fitzgerald & Co. as our sales agents. The company has cumulatively sold 186,053 ordinary shares with net proceeds of $1.4 million through December 31 2023).

As of December 31, 2023, there were 188,882,316 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,962 thousand, (2022: 188,882,316 ordinary shares in issue with a par value of $0.01, for a total issued share capital of $1,962 thousand). The Company held 1,440,787 ordinary shares in treasury (2022: 1,448,773). In addition to the issued ordinary shares, the Company has authorized but unissued shares of 17,425,391 as of December 31, 2023.

As of December 31, 2023, the Company’s largest shareholders are as follows:

	Number of Shares	Percentage of
Name	Beneficially Owned	Outstanding Shares (*)
Grupo Villar Mir, S.A.U.	75,265,434	40.1%
Cooper Creek Partners Management LLC	12,986,178	6.9%
Wolf Hill Capital Management, L.P.	10,313,097	5.5%
Others	90,317,607	47.5%
Shares in Treasury	(1,440,787)
Total ordinary shares outstanding	187,441,529	100.0%

(*) 187,441,529 ordinary shares were outstanding at 31 December 2023, comprising 188,882,316 shares in issue less 1,440,787 shares held in treasury

Valuation adjustments

Valuation adjustments comprise the following at December 31:

	2023	2022
	US$'000	US$'000
Actuarial gains	5,292	12,817
Hedging instruments	2,329	—
Deferred tax income (loss) (See Note 24)	733	(2,082)
Total	8,354	10,735

Changes in actuarial gain and losses are due to remeasurements of the net defined benefit liability, see Note 15.

Capital management

The Company’s primary objective is to maintain a balanced and sustainable capital structure through the industry’s economic cycles, while keeping the cost of capital at competitive levels so as to fund the Company’s growth. The main sources of financing are as follows:

1.	cash flows from operations;
2.	bank borrowings, including asset-based lending facility;
3.	debt instruments, including the Reinstated Senior Notes due 2025; and
4.	factoring and forfaiting of receivables.

Non-controlling interests

The changes in non-controlling interests in the consolidated statements of financial position as of December 31, 2023 and 2022 were as follows:

Balance
US$'000
Balance at January 1, 2022	106,053
Profit for the year	3,514
Dividends paid	(3,430)
Translation differences	(1,873)
Other	2,487
Balance at December 31, 2022	106,751
Profit for the year	15,816
Dividends paid	(1,470)
Translation differences	906
Other	(178)
Balance at December 31, 2023	121,825

WVA Manufacturing, LLC (WVA) was formed on October 28, 2009 as a wholly-owned subsidiary of Globe. On November 5, 2009, Globe sold a 49% membership interest in WVA to Dow Corning Corporation (Dow), an unrelated third party. As part of the sale, the companies established an operating and output and supply agreement. The output and supply agreement states that of the silicon metal produced by WVA, 49% will be sold to Dow and 51% to Ferroglobe USA (formerly Globe), which represents each member’s ownership interest, at a price equal to WVA’s actual production cost plus $100 per metric ton. The agreement will automatically terminate upon the dissolution or liquidation of WVA in accordance with the partnership agreement between Ferroglobe USA (Globe) and Dow. As of December 31, 2023 and 2022, the balance of non-controlling interest related to WVA was $68,020 thousand and $62,630 thousand, respectively.

Quebec Silicon Limited Partnership (QSLP), formed under the laws of the Province of Québec on August 20, 2010, is managed by its general partner, Quebec Silicon General Partner Inc., which is 51% property of Globe. QSLP owns and operates the silicon metal operations in Bécancour, Québec. QSLP’s production output is subject to a supply agreement, which sells 51% of the production output to Ferroglobe USA (Globe) and 49% to Dow. These sales align with each member’s ownership interest, at a price equal to QSLP’s actual production cost plus 250 Canadian dollars per metric ton. As of December 31, 2023 and 2022, the balance of non-controlling interest related to QSLP was $50,786 thousand and $39,023 thousand, respectively.

Despite the fact that we have the majority holding in each entity, we have exercised judgement in assessing whether we control the entities. The judgement is based on a detailed review of the shareholder and partnership agreements between us and Dow and the output and supply agreements, the composition of the Boards and Operating Committees of the entities together with voting rights and protocols, how decisions over the relevant activities are made in the context of the contractual arrangements and whether certain rights granted to Dow are substantive or protective in nature. On balance, we have concluded that we have control of these entities. Consequently, we continue to consolidate the results and net assets of these entities and show Dow’s interests as a non-controlling interest in the consolidated financial statements.

The following table summarizes the information relating to each of these subsidiaries, before any intra-group eliminations:

	2023		2022		2021
	WVA	QSLP	WVA	QSLP	WVA	QSLP
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Statements of Financial Position
Non-current assets	87,698	39,543	78,992	64,291	83,176	63,088
Current assets	71,329	68,073	86,847	53,830	73,883	46,186
Non-current liabilities	6,660	11,908	7,108	18,719	8,654	19,005
Current liabilities	26,770	26,378	53,680	21,201	43,577	14,671
Income Statements
Sales	211,118	148,313	187,854	102,865	165,660	89,446
Operating profit	13,513	22,151	8,306	2,897	(4,871)	2,093
Profit before taxes	13,513	21,561	8,155	2,195	(5,062)	1,237
Net (loss) income	5,466	10,679	3,075	1,015	(3,362)	613
Cash Flow Statements
Cash flows from operating activities	18,712	31,000	(5,934)	(10,037)	11,981	8,997
Cash flows from investing activities	(13,107)	(6,725)	(8,304)	(1,525)	(3,893)	(4,956)
Cash flows from financing activities	—	—	—	905	—	—
Exchange differences on cash and cash equivalents in foreign currencies	—	—	—	10	—	31
Beginning balance of cash and cash equivalents	21,122	5,949	35,360	16,596	27,272	12,524
Ending balance of cash and cash equivalents	26,727	30,224	21,122	5,949	35,360	16,596

13.	Earnings (loss) per ordinary share

Basic earnings (loss) per ordinary share are calculated by dividing the consolidated profit (loss) for the year attributable to the Parent by the weighted average number of ordinary shares outstanding during the year, excluding the average number of treasury shares held in the year. Dilutive earnings (loss) per share assumes the exercise of stock options, provided that the effect is dilutive.

	2023	2022	2021
Basic profit (loss) per share (EPS)
Numerator:
Profit (Loss) for the year attributable to the Parent	82,662	440,314	(110,624)
Denominator:
Weighted-average number of shares outstanding to equity holders	187,872,191	187,815,672	176,508,144
Basic profit (loss) for the period attributable to equity holders	0.44	2.34	(0.63)

Diluted profit (loss) per share (EPS)
Numerator:
Profit (Loss) for the year attributable to the Parent	82,662	440,314	(110,624)
Denominator:
Weighted-average number of shares outstanding to equity holders	187,872,191	187,815,672	176,508,144
Effect of dilutive securities from equity incentive plans	2,417,617	1,809,523	—
Weighted-average number of shares outstanding - diluted to equity holders	190,289,808	189,625,195	176,508,144
Diluted profit (loss) for the period attributable to equity holders	0.43	2.32	(0.63)

In periods for which we have a loss, basic net loss per share is the same as diluted net loss per share. We have excluded from our calculation of diluted loss per share all potentially dilutive in-the-money equity awards, which would have been anti-dilutive. The weighted-average number of potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive were as follows:

	2023	2022	2021
Equity based awards issued and outstanding (in-the-money)	—	—	4,359,436

No potential ordinary shares were excluded from the calculation of diluted earnings (loss) per ordinary share because their effect would be anti-dilutive in 2023 and 2022. Potential ordinary shares of 4,359,436 were excluded from the calculation in 2021 for this reason.

14.	Deferred income

Deferred income comprises the following as at December 31:

	2023	2022
	US$'000	US$'000
Carbon dioxide emissions allowances	24,965	—
Government grants	2,015	3,842
Total	26,980	3,842

Carbon dioxide emission allowances arise from the difference between the fair value of the allowances granted and the nominal amount paid. The deferred income is recognized as “other operating income” on a systematic basis on the proportion of the carbon dioxide emitted over total carbon dioxide expected to be emitted for the compliance period on the consolidated income statements (see Note 27.3). As of December 2023, the deferred income related to Carbon dioxide emission allowances increased as actual emissions were lower than the allowance received.

Government grants are recognized on a systematic basis over the periods in which the Company expects to recognize the related expenses for which the grants are intended to compensate.

15.	Provisions

Provisions comprise the following as of December 31:

	2023			2022
	Non- Current	Current	Total	Non- Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Environmental provision	174	1,909	2,083	168	1,396	1,564
Provisions for litigation	—	7,913	7,913	—	23,142	23,142
Provisions for third-party liability	10,596	—	10,596	5,960	—	5,960
Provisions for Carbon dioxide emissions allowances	—	90,471	90,471	7,956	94,800	102,756
Provision for restructuring cost	—	15,243	15,243	—	21,539	21,539
Other provisions	9,200	7,221	16,421	8,040	4,450	12,490
Total	19,970	122,757	142,727	22,124	145,327	167,451

The changes in the various line items of provisions in 2023 and 2022 were as follows:

		Provisions for	Provisions for	Provisions for	Provisions for
	Environmental	Litigation	Third	Carbon Dioxide Emissions	Restructuring	Other
	Provision	in Progress	Party Liability	Allowances	Cost	Provisions	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at January 1, 2022	3,695	1,952	8,905	110,246	22,350	10,017	157,165
Charges for the year	13	22,134	454	114,185	9,092	7,022	152,900
Provisions reversed with a credit to income	—	(48)	—	(2,435)	(591)	(890)	(3,964)
Amounts used	(345)	(798)	(2,863)	(112,485)	(8,012)	(2,516)	(127,019)
Transfers from/(to) other accounts	(1,510)	—	—	—	—	(666)	(2,176)
Exchange differences and others	(289)	(98)	(536)	(6,755)	(1,300)	(477)	(9,455)
Balance at December 31, 2022	1,564	23,142	5,960	102,756	21,539	12,490	167,451
Charges for the year	1,292	7,142	267	81,424	—	6,914	97,039
Provisions reversed with a credit to income	—	(487)	—	(3,036)	—	(2,850)	(6,373)
Amounts used	(727)	(22,029)	(215)	(93,471)	(6,977)	(118)	(123,537)
Remeasurement through other comprehensive income (loss)	—	—	4,367	—	—	—	4,367
Exchange differences and others	(46)	145	217	2,798	681	(15)	3,780
Balance at December 31, 2023	2,083	7,913	10,596	90,471	15,243	16,421	142,727

Environmental provision

Environmental provisions related to $174 thousand of non-current environmental rehabilitation obligations as of December 31, 2023 (2022: $168 thousand) and $1,909 thousand of current environmental rehabilitation obligations as of December 31, 2023 (2022: $1,396 thousand). A majority of these provisions relates to residues disposal, such as the remediation costs required to comply with government regulations.

Provisions for litigation in progress

The timing and amounts potential liabilities arising from such exposures is uncertain. The provision reflects the Company’s best estimate of the expenditure required to meet resulting obligations.

Certain employees of Ferroglobe France (formerly FerroPem, SAS and then known as Pechiney Electrometallurgie, S.A), may have been exposed to asbestos at its plants in France in the decades prior to our acquisition. The Company has recognized a provision of $611 thousand during the year ended December 31, 2023 as part of the current portion of Provisions for litigation (2022: $955 thousand). See Note 26 for further information.

In 2022, Ferroglobe France sent dismissal letters to several employees of Château-Feuillet. As of December 31, 2023, numerous claims have been received from the affected individuals challenging the terminations and seeking substantial financial compensation. The Company has recorded a provision of $5,574 thousand for these claims.

In 2022, a provision of $18,000 thousand was recognized at Ferroglobe USA Metallurgical Inc (formerly Globe Metallurgical Inc.) with respect to civil lawsuits arising out of a 2018 incident at its Selma, Alabama, facility in which two employees were injured and one of whom later died. At the time, Ferroglobe USA Metallurgical Inc also recorded an expected reimbursement from the Company’s insurer as other assets for the same amount (see Note 11). In the first quarter of 2023, the Company reached full and final settlements of the lawsuits and all amounts were paid directly by the insurer.

Provisions for third-party liability

Provisions for third-party liability presented as non-current obligations of $10,596 thousand relate to health costs for retired employees (2022: $5,960 thousand) in the Company’s subsidiary, Ferroglobe France.

Provisions for carbon dioxide emissions allowances

As of December 31, 2023 the provision for carbon dioxide emission allowances amounting to $90,471 thousand (2022: $102,756 thousand) corresponds to the obligation to deliver the carbon dioxide allowances at the end of the compliance period.

Provisions for restructuring costs

As of December 31, 2023, the restructuring provision corresponds to the restructuring process in Château-Feuillet facility in France amounting to $15,243 thousand (2022: $21,539 thousand).

Other provisions

Included in other provisions are current obligations arising from past actions that involve a probable outflow of resources that can be reliably estimated. Other provisions include taxes of $5,215 thousand (2022: $1,998 thousand) and $8,285 thousand related to the accrued estimated costs of reclaiming the land after it has been mined for gravel or coal (2022: $7,551 thousand).

15.1 Provisions for pensions

France

The Company maintains a pension plan covering employees of Ferroglobe France, which is accounted for as a defined benefit plan.

These relate to various obligations assumed by our French subsidiaries with various groups of employees related to long-service benefits, medical insurance supplements and retirement obligations, all of which are defined unfunded benefit obligations, whose changes in 2023, 2022 and 2021 were as follows:

	2023	2022	2021
	US$'000	US$'000	US$'000
Obligations at the beginning of year	16,338	25,950	34,496
Service cost	733	(1,159)	1,082
Borrowing costs	596	310	212
Actuarial differences	2,039	(4,821)	(3,003)
Benefits paid	(1,200)	(1,181)	(995)
Exchange differences	616	(1,253)	(2,412)
Others	—	(1,508)	(3,430)
Obligations at the end of year	19,122	16,338	25,950

At December 31, 2023 and 2022 the effect of a 1% change in discount rate would have resulted in a change to the provision of $2,216 thousand and $1,695 thousand, respectively.

The weighted average duration of defined benefit obligation as of December 31, 2023 is 14.2 years (14.9 years in 2022).

Canada

Defined Benefit Retirement and Post-retirement Plans

Quebec Silicon Limited partnership (“QSLP”) sponsors two defined benefit pension plans and postretirement benefit plans for certain employees, based on length of service and remuneration. Post-retirement benefits consist of a group insurance plan covering plan members for life insurance, hospital, medical, and dental benefits. The defined benefit pension plans were closed to new participants effective October 1, 2010. Contributions from participants to the pension plan for union employees ceased on December 31, 2023, and pension benefit accruals under that plan are calculated based on a reduced rate for service after that date. On December 27, 2013, the Communications, Energy and Paper Workers Union of Canada (“CEP”) ratified a new collective bargaining agreement, which resulted in a curtailment pertaining to the closure of the postretirement benefit plan for union employees retiring after January 31, 2016. The Company’s funding policy has been to fund the pension plans in accordance with the minimum funding requirements of the applicable pension legislation and professional actuarial standards.

The net provision for the defined benefit plan is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets. Estimates are used in determining the assumptions incorporated in the calculation of the pension obligations, which is supported by input from independent actuaries. The defined benefit obligation is calculated annually with the assistance of an independent actuary using the projected unit credit method, which reflects services rendered by employees to the date of valuation, incorporates assumptions concerning employees’ projected salaries and pension increases as well as discount rates of high quality corporate bonds that have terms to maturity approximating the terms of the related liability.

To the extent that the fair value of the plan assets is greater than the present value of the defined benefit obligation as calculated by our independent actuary, the Company accounts for the effect of the asset ceiling test under IAS 19.

Re-measurements of the net defined benefit liability, which comprise actuarial gains and losses and the return on plan assets (excluding interest) are recognized immediately in the consolidated statements of other comprehensive income (loss). Past service costs, including curtailment gains or losses, are recognized immediately in our consolidated income statements within operating profit (loss). Settlement gains or losses are recognized within operating (loss) profit in our consolidated income statements.

Benefit Obligations and Funded Status – The following provides a reconciliation of the benefit obligations, plan assets and funded status of the Canadian plans as of December 31, 2023 and 2022:

	2023			2022
	Canada			Canada
		Post-			Post-
	Pension	retirement		Pension	retirement
	Plans	Plans	Total	Plans	Plans	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Benefit obligation	20,196	5,742	25,938	18,266	5,497	23,763
Fair value of plan assets	(19,231)	—	(19,231)	(17,777)	—	(17,777)
Provision for pensions	965	5,742	6,707	489	5,497	5,986

All Canadian pension and post-retirement plans are underfunded. At December 31, 2023 and 2022, the accumulated benefit obligation was $20,196 thousand and $18,266 thousand for the defined pension plan and $5,742 thousand and $5,497 thousand for the post-retirement plans, respectively.

The assumptions used to determine benefit obligations as of December 31, 2023 and 2022 for the Canadian plans are as follows:

	Canada - 2023		Canada - 2022
	Pension	Postretirement	Pension	Postretirement
	Plan	Plan	Plan	Plan
Salary increase	2.75% - 3.00%	N/A	2.75% - 3.00%	N/A
Discount rate	4.65%	4.65%	5.25%	5.25%
Mortality	CPM2014-Private Scale CPM-B	CPM2014-Private Scale CPM-B	CPM2014-Private Scale CPM-B	CPM2014-Private Scale CPM-B
Retirement age	58-60	58-60	58-60	58-60

The discount rate used in calculating the present value of our pension plan obligations is developed based on the BPS&M Pension Discount Curve for 2023 and 2022 and the Mercer Proprietary Yield Curve for 2023 and 2022 for QSLP Pension and post-retirement benefit plans and the expected cash flows of the benefit payments.

The Company expects to make discretionary contributions of $601 thousand to the defined benefit pension and post-retirement plans for the year ending December 31, 2024.

The pension plans exposes the Company to the following risks:

(i)	Investment risk: The defined benefit obligation is calculated using a discount rate. If the return on plan assets is below this rate, a plan deficit occurs.

(ii)	Interest rate risk: Variation in bond rates will affect the value of the defined benefit obligation.

(iii)	Inflation risk: The defined benefit obligation is calculated assuming a certain level of inflation. An actual inflation higher than expected will have the effect of increasing the value of the defined benefit obligation.

The accumulated non-pension post-retirement benefit obligation has been determined by application of the provisions of the Company’s health care and life insurance plans including established maximums, relevant actuarial assumptions and health care cost trend rates projected at 5.0% for 2023 and decreasing to an ultimate rate of 4.0% in fiscal 2040. As of December 31, 2023 and 2022, the effect of a 1% increase on the health care cost trend rate on the non-pension post-retirement benefit obligation is $926 thousand and $848 thousand, respectively. As of December 31, 2023 and 2022 the effect of a 1% decrease in health care cost trend rate on the non-pension post-retirement benefit obligation is ($747) thousand and ($689) thousand.

The weighted average duration of defined benefit obligation as of December 31, 2023 is 12.46 years (12.42 years in 2022).

The changes to these obligations in the year ended December 31, 2023 and 2022 were as follows:

	2023			2022
	Canada			Canada
	Pension	Post-retirement		Pension	Post-retirement
	Plans	Plans	Total	Plans	Plans	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Obligations at the beginning of year	18,266	5,497	23,763	25,349	8,569	33,918
Service cost	110	205	315	162	301	463
Borrowing cost	943	287	1,230	773	271	1,044
Actuarial differences	1,449	(185)	1,264	(5,774)	(3,040)	(8,814)
Benefits paid	(985)	(183)	(1,168)	(870)	(162)	(1,032)
Exchange differences	413	121	534	(1,374)	(442)	(1,816)
Obligations at the end of year	20,196	5,742	25,938	18,266	5,497	23,763

The plan assets of the defined benefit and retirement and post-retirement plans in Canada are comprised of assets that have quoted market prices in an active market. The breakdown as of December 31, 2023 and 2022 of the assets by class are:

	2023	2022
Cash	—%	—%
Equity Mutual Funds	30%	31%
Fixed Income Securities	17%	14%
Assets held by insurance company	53%	55%
Total	100%	100%

For the years ended December 31, 2023 and 2022, the changes in plan assets were as follows:

	2023	2022
	US$'000	US$'000
Fair value of plan assets at the beginning of the year	17,777	22,417
Interest income on assets	927	690
Benefits paid	(985)	(870)
Actuarial return on plan assets	803	(3,496)
Exchange differences	397	(1,269)
Other	312	305
Fair value of plan assets at the end of the year	19,231	17,777

South Africa and Venezuela

The Company also maintains defined benefit plans in South Africa and Venezuela which were not material to the Company for the years ended December 31, 2023 and 2022, respectively.

16.  Bank borrowings

Bank borrowings comprise the following at December 31:

	2023
		Non-Current	Current
	Limit	Amount	Amount	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortized cost:
Credit facilities	100,000	—	—	—
Borrowings from receivable factoring facility (Note 9)	66,300	—	30,683	30,683
Other loans	—	14,913	952	15,865
Total		14,913	31,635	46,548

	2022
		Non-Current	Current
	Limit	Amount	Amount	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings carried at amortized cost:
Credit facilities	100,000	—	—	—
Borrowings from receivable factoring facility (Note 9)	95,994	—	60,976	60,976
Other loans	—	15,774	1,083	16,857
Total		15,774	62,059	77,833

Credit facilities

In June 2022, a Company subsidiary entered into a five-year, $100 million asset-based revolving credit facility (the “ABL Revolver”), with the Bank of Montreal as lender and agent. The maximum amount available under the ABL Revolver is subject to a borrowing base test comprising North American inventory and accounts receivable. The revolver bears interest at SOFR plus a spread of between 150/175 basis points depending on levels of utilization.

As of December 31, 2023 and 2022, the ABL Revolver remains undrawn, respectively.

Under the ABL credit agreement, the borrowers commit to respect usual affirmative covenants, among others communicating any default or event of default, a change of control, the creation of acquisition of subsidiaries, a casualty or damage to any material used as collateral, maintenance of insurance, compliance with ERISA and the Canadian Pension Laws, and compliance with environmental laws. The borrowers also commit not to create or incur any indebtedness, capital leases in excess of $7.5 million, create liens, merge, dissolve, divide any borrowers, change the nature of the business, pay dividends, repay indebtedness for the account of holder of Equity Interests of any Loan Party or its affiliates, maintain a financial covenant consolidated fixed charge coverage ratio to be less than 1.00 to 1.00.

Borrowings from receivable factoring facility

In 2020, the Company signed a factoring agreement with a financial institution, to anticipate the collection of receivables issued by the Company’s European entities. See Note 9 for further details.

Other Loans

French Loan: In 2020, a Company subsidiary entered into a loan agreement with BNP Paribas to borrow an aggregate principal amount, interest-free, of €4.3 million ($5.3 million), to finance Company’s activities in France. The French government guaranteed the loan in line with special measures taken in response to the COVID-19 pandemic. The loan is to be repaid by 2026. The Company is liable for a fee of 0.5% based on the total borrowed capital. The balance as of December 31, 2023 is $2,635 thousand ($3,456 thousand as of December 31, 2022).

The fair value of this loan as of December 31, 2023, based on discounted cash flows at a market interest rate (Level 2), amounts to $2,486 thousand.

New Market Tax Credit Structure: In June 2022, the Company, through one of its subsidiaries, and United Bank (“Investor”) invested through the New Markets Tax Credit (“NMTC”) program in the US to reactivate the Company’s plant in Selma, Alabama. The reactivation of the plant in Selma, Alabama, in 2022 resulted in us being granted with a $13,230 thousand allocation by the end of fiscal year 2022 under the NMTC Program.

Foreign currency exposure of bank borrowings

The breakdown by currency of bank borrowings consist of the following at December 31:

	2023
	Non-Current	Current
	Principal	Principal
	Amount	Amount	Total
	US$'000	US$'000	US$'000
Borrowings in USD	13,230	—	13,230
Borrowings in EUR	1,683	31,635	33,318
Total	14,913	31,635	46,548

	2022
	Non-Current	Current
	Principal	Principal
	Amount	Amount	Total
	US$'000	US$'000	US$'000
Borrowings in USD	13,230	170	13,400
Borrowings in EUR	2,544	61,889	64,433
Total	15,774	62,059	77,833

Contractual maturity of bank borrowings

The contractual maturity of bank borrowings at December 31, 2023, was as follows:

	2023
	2024	2026	2029	Total
	US$'000	US$'000	US$'000	US$'000
Borrowings from supplier factoring facility	30,683	—	—	30,683
Other loans	952	1,683	13,230	15,865
Total	31,635	1,683	13,230	46,548

17.  Leases

Lease obligations

Lease obligations as at December 31 are as follows:

	2023			2022
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Other leases	20,304	8,083	28,387	12,942	8,929	21,871
Total	20,304	8,083	28,387	12,942	8,929	21,871

As of December 31, 2023 and 2022, Ferroglobe holds short-term leases and low-value leases for which it has elected to recognize right-of-use assets and lease liabilities. Each lease is reflected in the statement of financial position as a right-of-use asset and a lease liability.

Except for the tolling agreement liability discussed in Note 22, the Company has not recorded any expense relating to variable lease payments, for the years ended December 31, 2023, 2022 and 2021, respectively.

The detail, by maturity, of the future payment obligations under leases as of December 31, 2023 is as follows:

Lease payments
2024	8,083
2025	5,226
2026	3,111
2027	2,563
2028	2,087
2029 and after	7,317
Total	28,387

A rollforward of our lease obligations for the year ended December 31, 2023 and 2022 is as follows:

	2023	2022
	US$'000	US$'000
Balance at January 1,	(21,871)	(18,358)
Additions	(16,707)	(14,979)
Disposals and other	946	713
Interest	(1,715)	(1,587)
Lease payments	11,363	11,590
Exchange differences	(403)	750
Balance at December 31,	(28,387)	(21,871)

Lease liabilities were discounted at the average incremental borrowing rate of 7.4%.

Leases are presented as follows in the consolidated statements of financial position:

	2023	2022
	US$'000	US$'000
Non-current assets (Note 8)
Leased land and buildings	26,071	21,245
Leased plant and machinery	41,314	31,358
Accumulated depreciation	(42,540)	(34,622)

Non-current liabilities
Lease liabilities	(20,304)	(12,942)

Current liabilities
Lease liabilities	(8,083)	(8,929)

Leases are presented as follows in the consolidated income statement:

	2023	2022
	US$'000	US$'000
Depreciation and amortization charges
Depreciation of right-of-use assets	7,918	4,767

Finance costs
Interest expense on lease liabilities	1,715	1,587

Exchange differences
Currency translation losses on lease liabilities	(403)	750
Currency translation gains on right-of-use assets	(69)	(812)

Leases are presented as follows in the consolidated statements of cash flows:

	2023	2022
	US$'000	US$'000
Payments for:
Principal	9,648	10,003
Interest	1,715	1,587

The Company has also identified an embedded lease with respect to its tolling agreement related to the Cee-Dumbría ferroalloys manufacturing plant as described further in Note 22.

18.  Debt instruments

Debt instruments comprise the following at December 31:

	2023	2022
	US$'000	US$'000
Notes carried at amortized cost (financial liability)
Secured Reinstated Senior Notes	150,010	349,704
Accrued coupon interest	5,805	13,569

Notes carried at amortized cost (financial asset)
Secured Reinstated Senior Notes	995	19,048
Accrued coupon interest	40	783

Total net debt instruments	154,780	343,442

Amount due for settlement within 12 months	5,765	12,787
Amount due for settlement after 12 months	149,015	330,655
Total	154,780	343,442

In 2017, the Company issued $350,000 thousand of 9.375% senior unsecured notes due in March 2022 (the “Notes”). Interest was payable semi-annually. In 2021, the Company effected a restructuring of these Notes, with the following terms:

•	The Company exchanged 98.6% of the Notes due in 2022 (the “Old Notes”) for total consideration of $1,000 of principal amount, which is comprised of (i) $1,000 aggregate principal amount of the new 9.375% senior secured notes due in 2025 (the “Reinstated Senior Notes”) plus (ii) a fee amounting to $51,611 thousand, which the Company’s Parent applied as cash consideration for a subscription of new ordinary shares of the Company.

•	The Company issued $60,000 thousand in new 9% senior secured notes due in 2025 (“Super Senior Notes”).

In tandem with this restructuring, the Company issued new ordinary shares for total gross proceeds of $40,000 thousand.

At the completion of the comprehensive refinancing, we recognized a charge of $90,800 thousand. This related to all the advisory fees and expenses, including equity granted to the noteholders, incurred during the refinancing of the prior 9.375% Notes due 2022, which were deemed to be extinguished at closing and replaced with new 9.375% Reinstated Senior Notes due 2025.

For accounting purposes the refinancing of the Notes was considered a debt extinguishment. As a consequence:

(i)	The Company recognized a finance expense amounting to $31,700 thousand related to the advisory fees incurred in the exchange of the notes in 2021;

(ii)	Similarly to the transaction fees, the shares issued to the bondholders and the work fee were recognized as a one-off expense, amounting $51.6 million at market value.; and

(iii)	Outstanding upfront fees that had been capitalized at the issuance of the original notes totaling $1,000 thousand were recorded in the consolidated income statements. Additionally, the gross carrying amount of the amortized cost of the Reinstated Senior Notes was adjusted to reflect actual and revised estimated contractual cash flows. The gross carrying amount of the Reinstated Senior Notes was recalculated as the present value of the estimated future contractual cash flows that are discounted at the effective interest rate of 9.096%. The adjustment recorded was $6,462 thousand and it was recognized as a finance expense in the consolidated income statements. After the exchange, the Notes were accounted under the amortized cost method.

In June 2022, the Company repurchased $19,048 thousand of the Reinstated Senior Notes and the corresponding accrued interest coupon amounting to $641 thousand as of the purchase date. The fair value of the Notes at the purchase date was $19,121 million and the purchase price was $1.01 per bond. As the Company has a legally enforceable right to offset the financial liability and the financial asset, and had the intention to settle these financial instruments on a net basis, the Company elected to offset these financial instruments and presents the net amount on the consolidated statements of financial position.

During 2023, the Company via its subsidiary issuers repurchased $27,390 thousand of Reinstated Senior notes with corresponding accrued interest of $256 thousand as of the respective purchase dates. The purchase prices ranged from 1.015 to 1.025 throughout the year. In June 2023, the Company settled the financial liability and the financial asset for the 9.375% Senior Notes owned by the Company for a total amount of $46,438 thousand.

In July 2023, the Company via its subsidiary issuers of the Reinstated Senior Secured Notes partially redeemed such Notes at 102.3475% of the principal amount plus accrued interest. The issuers elect to redeem an aggregate principal amount of $150.0 million of the Notes plus accrued and unpaid interest of $14.0 million.

In November 2023, the Company repurchased an additional $2,000 thousand of Reinstated Senior Notes with corresponding accrued interest of $31 thousand at a par value of 0.497 at a purchase price of 1.02.

The fair value as of December 31, 2023, of the Reinstated Senior Notes maturing on December 31, 2025, determined by reference to the closing market price on the last trading day of the year (Level 1), was $152,598 thousand.

Reinstated Senior Notes

Pursuant to the Exchange Offer, Ferroglobe PLC, the UK Issuer and Globe offered to eligible holders of the Old Notes the opportunity to exchange any and all of the Old Notes for new 9.375% senior secured notes due 2025 issued by the UK Issuer and Globe.

The Reinstated Notes are governed by an indenture (the “Reinstated Notes Indenture”) entered into by, among others, Ferroglobe Finance Company PLC and Globe, as issuers, GLAS Trustees Limited, as trustee, Global Loan Agency Services Limited, as paying agent, GLAS Trust Corporation Limited, as security agent, and the guarantors named therein. The Reinstated Notes are guaranteed on a senior basis by Ferroglobe and each subsidiary of Ferroglobe that guarantees the UK Issuer’s obligations under the Super Senior Notes (other than Globe) (the “Reinstated Notes Guarantors”). The Reinstated Notes mature on December 31, 2025 and are secured by the same collateral that secures the Super Senior Notes.

The Reinstated Notes, and the guarantees thereof, are general secured, senior obligations of Ferroglobe Finance Company PLC and Globe and the Reinstated Notes Guarantors, as applicable, and will rank senior in right of payment to any and all of the existing and future indebtedness of Ferroglobe, Globe and the Reinstated Notes Guarantors, as applicable, that is expressly subordinated in right of payment to the Reinstated Notes and such guarantees, as applicable.

The Reinstated Notes Indenture require us to offer to repurchase all or any part of each holder’s Reinstated Notes upon the occurrence of a change of control, as defined in the Reinstated Notes Indenture, at a purchase price equal to 101% of the principal amount, plus accrued and unpaid interest thereon, to the date of purchase.

The Reinstated Notes Indenture restricts, among other things, the ability of Ferroglobe and its restricted subsidiaries to:

•	borrow or guarantee additional indebtedness;

•	pay dividends, repurchase shares and make distributions of certain other payments;

•	make certain investments;

•	create certain liens;

•	merge or consolidate with other entities;

•	enter into certain transactions with affiliates;

•	sell, lease or transfer certain assets, including shares of any restricted subsidiary of Ferroglobe; and

•	guarantee certain types of other indebtedness of Ferroglobe and its restricted subsidiaries without also guaranteeing the Reinstated Notes.

Compared to the Old Notes Indenture (prior to certain amendments on July 29, 2021) the Reinstated Notes Indenture have generally more stringent restrictive covenants. Some of these differences include, among others, the following:

•	the elimination of baskets or a reduction of basket sizes in the debt covenant, restricted payment covenant, permitted investments,

•	permitted liens and asset disposition;

•	the addition of a net leverage test in the debt covenant and reduced flexibility in financial calculations;

•	requirement to apply certain excess proceeds to repay debt in accordance with the applicable intercreditor agreement;

•	lower event of default thresholds; and

•	a 90% guarantor coverage test.

Super Senior Notes

In May 2021, Ferroglobe Finance Company, PLC (“UK issuer”) issued a tranche of Super Senior Notes, comprising an initial $40 million of a maximum possible $60 million 9.0% senior secured notes due in 2025. Additional Super Senior Notes were issued in July 2021 such that a total of $60 million in aggregate principal amount was outstanding on such date.

The Super Senior Notes were governed by an indenture (the “Super Senior Notes Indenture”) entered into by, among others, the UK Issuer, GLAS Trustees Limited, as trustee, Global Loan Agency Services Limited, as paying agent, GLAS Trust Corporation Limited, as security agent, and the guarantors named therein (the “Super Senior Notes Guarantors”). The Super Senior Notes were to mature on June 30, 2025 and were secured by certain share pledges, bank account pledges, intercompany receivables pledges, inventory pledges and security over certain mine concessions, real property, leases and other assets.

Amongst other conditions, the Super Senior Notes Indenture restricted, among other things, the ability the Company to:

•	borrow or guarantee additional indebtedness;

•	pay dividends, repurchase shares and make distributions of certain other payments;

•	make certain investments;

•	create certain liens;

•	merge or consolidate with other entities;

•	enter into certain transactions with affiliates;

•	sell, lease or transfer certain assets, including shares of any restricted subsidiary of Ferroglobe; and

•	guarantee certain types of other indebtedness of Ferroglobe and its restricted subsidiaries without also guaranteeing the Super Senior Notes.

In July 2022, the Super Senior Notes maturing on June 30, 2025 were redeemed at 100% of the principal amount thereof plus accrued interest. The remaining unamortized issuance cost amounting to $6.0 million were recognized as a finance expense in the consolidated income statements.

Stub Notes

The Stub Notes were senior unsecured obligations of the Issuers and were guaranteed on a senior basis by certain subsidiaries of Ferroglobe. The Company fully settled these notes in Q1 2022.

19.  Other financial liabilities

Other financial liabilities comprise the following at December 31:

	2023			2022
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Financial loans from government agencies:
Reindus loan	23,630	10,797	34,427	—	58,651	58,651
SEPI loan	36,147	1,899	38,046	33,657	1,018	34,675
Other financial liabilities	3,913	1,056	4,969	4,622	713	5,335
Derivative financial instruments (Note 20)	1,541	2,300	3,841	—	—	—
Total	65,231	16,052	81,283	38,279	60,382	98,661

Financial loans from government agencies

Reindus Loan

In 2016, a Company subsidiary entered into a loan agreement with the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”), as lender, under which the Ministry made available to the borrower a loan in aggregate principal amount of €44,999 thousand ($50,223 thousand) in connection with industrial development projects relating to a silicon purification project. The loan is contractually due to be repaid in seven installments over a 10-year period with the first three years as a grace period. Interest on outstanding amounts under the loan accrues at an annual rate of 3.75%. Default interests were calculated at an annual rate of 3.55% until December 31, 2022 and at 4.06% starting on January 1, 2023. In 2021, the Company received a decision from the Administration under which it was agreed to extend the grace period until 2023 and the term of loan, and with completion by 2030.

The agreement governing the loan contains the following limitations on the use of the proceeds of the outstanding loan:

•	The investment of the proceeds must occur between January 1, 2016 and February 24, 2019;
•	The allocation of the proceeds must adhere to certain approved budget categories;
•	If the final investment cost is lower than the budgeted amount, the borrower must reimburse the Ministry proportionally; and
•	The borrower must comply with certain statutory restrictions regarding related party transactions and the procurement of goods and services.

In January 25, 2022, the Ministry opened a procedure to accelerate the potential reimbursement of the loan. The company presented its defense on February 15, 2022. As a result, in January 2023, a new resolution was signed by the Ministry terminating the total reimbursement procedure initiated in January 2022. Once that procedure was definitively closed, the company decided to proceed with the foreseen partial early repayment of €16.3 million ($17.4 million) in February 2023, in addition to €3.6 million ($4.0 million) paid in December 2023 per the repayment schedule.

The Reindus loan fair value as of December 31, 2023 and 2022, based on discounted cash flows at a market interest rate (Level 2), amounts to $25,490 thousand and $48,066 thousand respectively.

SEPI Loan

In March, 2022, Ferroglobe Spain Metals, S.A.U. (also “FG Spain”, formerly Grupo FerroAtlántica, S.A.U.) and Ferroglobe Corporate Services (also “FG Corporate”, formerly Grupo FerroAtlántica de Servicios) (together the “Beneficiaries”) and the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, entered into a loan agreement of €34.5 million ($38.3 million). This loan is part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain as a result of the COVID-19 pandemic.

The €34.5 million ($38.3 million) was funded using a dual-tranche loan, with €17.25 million ($19.15 million) maturing in February 2025 and the second €17.25 million ($19.15 million) maturing in June 2025. €16.9 million ($18.8 million) of the loan carries a fixed interest rate of 2% per annum, and interest on the remaining €17.6 million ($19.5 million) is calculated as IBOR plus a spread of 2.5% in the first year, 3.5% in the second and third years and 5.0% in the fourth year, plus an additional 1.0% payable if the Company reports a positive result before income taxes. The loans are secured by corporate joint guarantees from Ferroglobe, Ferroglobe Holding Company and Ferroglobe Finance Company and certain share pledges, bank account pledges, intercompany receivables pledges, inventory pledges and security over certain real property, and other assets from Ferroglobe Spain Metals and certain of its subsidiaries. These loans are granted at rates that are considered to be below-market rates. The company has calculated the fair value of the loans liability, based on discounted cash flows at a market interest rate (Level 2), resulting in €30,693 thousand ($34,149 thousand) as of the grant date. The difference between the fair value and the proceeds received, amounting to €3,807 thousand ($4,236 thousand), was recorded as a government grant. As of December 31, 2023, the amortized cost of the SEPI loans was $38,046 thousand.

Until the loans have been fully repaid, the Beneficiaries are subject to several restrictions, including the following prohibited payments:

•	payment of dividends;

•	payment of management fee;

•	repayment of intra-group loans;

•	payment of intercompany net commercial balances as of June 30, 2021 (denominated “legacy”), with the exception of $20.0 million of those balances (intercompany commercial balances generated after Jun-21 are permitted); and

•	payment of interest on intercompany loans corresponding to the years 2021 and 2022, respectively;

If the Company fails to make the payments to which it is obliged, FASEE shall have the option (but never the obligation) to convert all or part of the Participating Loan into share capital of FG Spain.

The loan contains a change of control clause stating that it will be considered change of control and therefore will suppose an early repayment event of the loan: with respect to FG Spain, (i) if Ferroglobe Plc ceases to hold, directly or indirectly, an interest of at least 51% of the voting share capital or, (ii) if Grupo Villar Mir, S.A.U. ceases to hold a stake of at least 35% of the voting share capital of Ferroglobe Plc, or loses the rights to which it is entitled as holder of such stake or more by virtue of the shareholders’ agreement of Ferroglobe Plc or (iii) if FG Spain ceases to be the holder, directly or indirectly, of one hundred percent (100%) shareholding in FG Corporate.

Finally, the loan contains a cross-default clause meaning that (A) if any of FG Spain or FG Corporate: (i) defaults on any payment obligation arising from Indebtedness contracted with any other entity for amounts exceeding, during a fiscal year, €2.5 million ($2.7 million) or (ii) defaults on due and payable payment obligations of a commercial (non-financial) nature assumed with third parties for an individual or cumulative amount exceeding €2.5 million ($2.7 million) unless such defaults are below the average of the customary commercial defaults that the Beneficiaries or Guarantors have had between fiscal years 2016 to 2019 or (B) if any creditor that has granted Indebtedness to FG Spain or FG Corporate for an amount equal to or greater than €5.0 million ($5.5 million), is entitled to declare it liquid, due and payable before its ordinary maturity date.

20. Derivative financial instruments

In August 2023, the Company entered into four virtual Purchase Price Agreements (“aggregated PPA”) with Adelanta to hedge its energy pricing. These agreements will become effective in the first half of 2024. The aggregated PPA includes two tranches, the first one from March 2024 to June 2025, when energy will be supplied to the Sabón plant at a fixed price of 75 EUR/MWh on a pay as produced basis, and the second tranche where energy will be supplied at a fixed price of 52 EUR/MWh on a pay as produced basis until June 2033. The fair value of the aggregated PPA as of December 31, 2023 is positive at $7,413 thousand, which is offset by approximately $(3,109 thousand) related to the initial fair value of the instrument which has been deferred and is being recognized over the life of the instrument.

In October 2023, the Company entered into an additional virtual Purchase Price Agreement with Energya VM Gestión de Energía, SLU (“Energya VM”), effective from November 2023 through June 2027. Energy will be supplied at a fixed price of 77 EUR/MWh on a pay as produced basis. The fair value of this PPA as of December 31, 2023 is negative at $699 thousand, and we have also recorded approximately $(1,815 thousand) related to the initial fair value of the instrument that has been deferred and will be recognized over the life of the instrument.

The fair value of this net settled power purchase agreements as of December 31, 2023 was estimated based on the discounted cash flow methodology. The fair value measurement is based on significant inputs that are directly or indirectly observable in the market, which IFRS 13 refers to as Level 2 inputs. Key assumptions include discount rates, energy volumes and the market electricity price. See Note 30 for further information.

The net value of the power purchase agreements as of December 31, 2023 is presented in the consolidated statements of financial position as follows:

	Other financial assets (Note 9)			Other financial liabilities (Note 19)
	Non-			Non-
	Current	Current	Total	Current	Current	Total
Derivative financial instruments:
PPA Adelanta	5,722	—	5,722	—	(1,418)	(1,418)
PPA EnergyaVM		—	—	(1,541)	(882)	(2,423)
Total	5,722	—	5,722	(1,541)	(2,300)	(3,841)

The Company deems its PPAs to qualify for hedge accounting whereby we record the changes in the fair value of the instruments in “Arising from cash flow hedges” in the consolidated statements of comprehensive income (loss).

The following tables summarize the unrealized and realized gains (losses) related to the derivative instruments:

	Unrealized gain (loss) recognized in Other comprehensive loss	Realized gain (loss) reclassed from Other comprehensive loss to profit and loss
Derivative financial instruments:
PPA Adelanta	4,582	—
PPA EnergyaVM	(2,337)	83
Total	2,245	83

The purchase commitments for each PPA, in MWh, as of December 31, 2023 is as follows:

	2023
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
PPA Adelanta	54,857	92,913	361,000	557,056	1,065,826
PPA Energya VM	30,750	30,000	45,000		105,750

21. Trade and other payables

Trade and other payables comprise the following at December 31:

	2023	2022
	US$'000	US$'000
Payable to suppliers	182,949	219,020
Advances from customers	426	646
Total	183,375	219,666

22. Other obligations

Other obligations comprise the following at December 31:

	2023			2022
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Payable to non-current asset suppliers	336	9,791	10,127	183	4,149	4,332
Guarantees and deposits	14	330	344	12	235	247
Contingent consideration	1,353	379	1,732	3,893	1,945	5,838
Tolling agreement liability	34,180	3,683	37,863	33,414	3,251	36,665
Total	35,883	14,183	50,066	37,502	9,580	47,082

Contingent consideration

On February 1, 2018, the Company acquired 100% of the outstanding ordinary shares of Kintuck (France) SAS and Kintuck AS from a wholly-owned subsidiary of Glencore International AG (“Glencore”) and obtained control of both entities. The new subsidiaries were renamed as Ferroglobe Mangan Norge AS and Ferroglobe Manganèse France SAS. The Company completed the acquisition through its wholly-owned subsidiary Ferroglobe Spain Metals (formerly Ferroatlántica). Consideration included both cash and contingent consideration.

The contingent consideration arrangement requires the Company to pay the former owners of Kintuck (France) SAS and Kintuck AS a sliding scale commission based on the silicomanganese and ferromanganese sales spreads of Ferroglobe Mangan Norge (FMN) and Ferroglobe Manganèse France (FMF), up to a maximum amount of $60,000 thousand (undiscounted). The contingent consideration applies to sales made up to eight and a half years from the date of acquisition and if it applies, the payment is on annual basis. During 2023, the total payments made amounted to $4,823 thousand ($18,931 thousand in 2022).

The potential undiscounted amount of the total payments that the Company could be required to make under the contingent consideration arrangement is up to $60,000 thousand. The accumulated payments as of December 31, 2023 amount to $27,278 thousand.

The fair value of the contingent consideration arrangement as of December 31, 2023 of $1,732 thousand (2022: $5,838 thousand) was estimated by applying the income approach based on a Monte Carlo simulation considering various scenarios of fluctuation of future manganese alloy spreads as well at the cyclicality of manganese alloy pricing. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 refers to as Level 3 inputs.

Key assumptions include discount rates, volumes and manganese spread. The liability has decreased primarily driven by a reduction in the manganese spread driven by higher manganese ore costs and lower selling prices combined with higher operational costs and impact of foreign exchange rates and inflation forecasts. Changes in the value of contingent consideration are presented in the consolidated income statements within “other operating expense”.

Tolling agreement liability

In August 2019, Ferroglobe Spain Metals (formerly Grupo FerroAtlántica, S.A.U). sold its 100% interest in the remainder of FerroAtlántica, S.A.U. to Kehlen Industries Management, S.L.U., an affiliate of U.S.-based TPG Sixth Street Partners. The FerroAtlántica, S.A.U. assets transferred by means of this transaction included ten hydroelectric power plants and the Cee-Dumbría ferroalloys manufacturing plant, all located in the province of A Coruña, Spain. Under the terms of the transaction, the Group became exclusive off taker of finished products produced at the smelting plant at Cee and supplier of key raw materials to that facility pursuant to a tolling agreement expiring in 2060.

In November 2020, the Tribunal Superior de Justicia de Galicia dismissed the request of separation of the Cee-Dumbria’s hydroelectric plants and the ferroalloys plants. Ferroglobe Spain Metals appealed to the Supreme Court, but in 2021 the appeal was dismissed. As of December 31, 2023, the liability recognized in relation to the tolling agreement amounts to $37,863 thousand ($36,665 thousand as of December 2022).

As of January 1, 2023, the Company reclassified its tolling agreement liability to a lease liability in accordance with IFRS 16.

A rollforward of this lease obligation for the year ended December 31, 2023 is as follows:

2023
US$'000
Balance at January 1,	36,665
Additions	—
Disposals and other	—
Interest	3,484
Lease payments	(3,604)
Exchange differences	1,318
Balance at December 31,	37,863

The lease liability was discounted at the incremental borrowing rate of 9.375%.

For the year ended December 31, 2023, Ferroglobe has recorded an expense for variable lease payments of $55,574 thousand, related to the purchase of key raw materials, energy costs, personnel expenses and other overhead costs assumed by the Company as per the tolling agreement. Future variable lease payments are currently unknown as they depend on the actual production at the Cee-Dumbria plant in a given year as well as a variety of other factors including energy prices and raw material prices in future years. Assuming production levels and other factors stay constant in future years, our annual future variable lease payments are expected to remain approximately consistent.

Please refer to Note 29 for the detail, by maturity, of the non-current payment obligations under this lease as of December 31, 2023.

23. Other liabilities

Other liabilities comprise the following at December 31:

	2023			2022
	Non-			Non-
	Current	Current	Total	Current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Remuneration payable	—	63,091	63,091	—	55,791	55,791
Tax payables	—	27,960	27,960	—	37,628	37,628
Other liabilities	199	10,152	10,351	12	11,113	11,125
Total	199	101,203	101,402	12	104,532	104,544

Tax payables

Tax payables comprise the following at December 31:

	As of year ended December 31
	2023	2022
	US$'000	US$'000
VAT	17,384	20,905
Accrued social security taxes payable	6,444	6,195
Personal income tax withholding payable	927	896
Other	3,205	9,632
Total	27,960	37,628

24. Tax matters

The components of current and deferred income tax expense (benefit) are as follows:

	2023	2022	2021
	US$'000	US$'000	US$'000
Consolidated income statement
Current income tax
Current income tax charge	62,110	144,246	5,284
Adjustments in current income tax in respect of prior years	(1,533)	(5,681)	—
Total	60,577	138,565	5,284

Deferred tax
Origination and reversal of temporary differences	(3,216)	15,032	(9,954)
Impact of tax rate changes	(555)	460	—
Write-down of deferred tax assets	—	(1,448)	—
Adjustments in deferred tax in respect of prior years	734	(4,626)	108
Total	(3,037)	9,418	(9,846)
Income tax expense (benefit)	57,540	147,983	(4,562)

As the Company has significant business operations in Spain, France, South Africa and the United States, a weighted blended statutory tax rate is considered to be appropriate in estimating the Company’s effective tax rate. The following is a reconciliation of tax expense based on a weighted blended statutory income tax rate to our effective income tax expense for the years ended December 31, 2023, 2022, and 2021:

	2023	2022	2021
	US$'000	US$'000	US$'000
Accounting profit/(loss) before income tax	160,667	602,660	(119,936)
At weighted statutory tax rate of 31% (2022: 26% and 2021: 19%)	50,557	157,620	(22,650)
Non-deductible income/ (expenses)	1,429	(5,920)	(11,399)
Differing territorial tax rates	(555)	591	2,603
Adjustments in respect of prior periods	(799)	1,368	—
Other items	7,558	7,539	27,884
Elimination of effect of interest in partnerships	(1,451)	(913)	(782)
Other permanent differences	95	159	(673)
Incentives and deductions	827	(11,740)	88
U.S State taxes	(121)	(721)	367
Income tax expense (benefit)	57,540	147,983	(4,562)

Other items mainly comprise unrecognized temporary differences.

Deferred tax assets and liabilities

For the year ended December 31, 2023:

	Opening	Recognized in		Write-down of Deferred Tax	Exchange	Closing
	Balance	P&L	OCI	Assets/Liabilities	Differences	Balance
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Intangible assets	(13,978)	884	—		(488)	(13,582)
Provisions	38,011	(442)	1,500	(5,836)	869	34,102
Property, plant & equipment	(54,730)	3,195	—	5,836	294	(45,405)
Inventories	1,186	232	—	—	(2)	1,416
Hedging Instruments	—	—	(767)	—	200	(567)
Tax losses	3,259	(1,528)	—	—	—	1,731
Incentives & credits	32	(32)	—	—	—	—
Other	(2,498)	728	—	—	253	(1,517)
Total	(28,718)	3,037	733	—	1,126	(23,822)

For the year ended December 31, 2022:

	Opening	Recognized in		Write-down of Deferred Tax	Exchange	Closing
	Balance	P&L	OCI	Assets/Liabilities	Differences	Balance
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Intangible assets	(451)	(14,014)	—	496	(9)	(13,978)
Provisions	21,672	9,090	(1,416)	9,347	(682)	38,011
Property, plant & equipment	(52,231)	3,920	—	(8,089)	1,670	(54,730)
Inventories	—	480	—	708	(2)	1,186
Tax losses	6,353	(5,894)	—	2,595	205	3,259
Incentives & credits	9,333	(254)	—	(8,542)	(505)	32
Partnership interest	(8,514)	—	—	8,514	—	—
Other	5,703	(2,746)	(666)	(4,425)	(364)	(2,498)
Total	(18,135)	(9,418)	(2,082)	604	313	(28,718)

Presented in the statement of financial position as follows:

	2023	2022
	US$'000	US$'000
Deferred tax assets	37,250	44,644
Deferred tax liabilities	(61,072)	(73,362)
Offset between deferred tax assets and deferred tax liabilities	28,490	37,508
Total deferred tax assets due to temporary differences recognized in the statement of financial position	8,760	7,136
Total deferred tax liabilities due to temporary differences recognized in the statement of financial position	(32,582)	(35,854)

Unrecognized deductible temporary differences, unused tax losses and unused tax credits

	2023					2022
	Spain	USA	UK	Other	Total	Spain	USA	UK	Other	Total
Unused tax losses	201,476	235,296	143,750	56,055	636,577	183,225	252,848	102,800	48,622	587,495
Unused tax credits	—	—	—	—	—	—	6,761	—	—	6,761
Unrecognized deductible temporary differences	62,737	—	44,837	9,166	116,741	75,093	21,433	44,837	66,648	208,011
Total	264,213	235,296	188,587	65,221	753,318	258,318	281,042	147,637	115,270	802,267

In general terms, neither the unused tax losses nor the tax credits have an expiration date in the jurisdictions from which they derive.

Unused tax losses have increased in 2023 compared to 2022 due to the losses in some jurisdictions, mainly in the UK and Spain. Management has decided to record the respective deferred tax assets corresponding to the jurisdictions where taxable profit is expected to be generated in the short and medium-term. There is uncertainty and estimation involved in future taxable profits in long-term, however no material changes expected in the next financial year for the unrecognized unused tax losses.

Management of tax risks

The Company is committed to conducting its tax affairs consistent with the following objectives:

(i)	to comply with relevant laws, rules, regulations, and reporting and disclosure requirements in whichever jurisdiction it operates;

(ii)	to maintain mutual trust, transparency, and respect in its dealings with all tax authorities; and

(iii)	to adhere with best practice and comply with the Company’s internal corporate governance procedures, including but not limited to its Code of Conduct

The Group’s tax department maintains a tax risk register on a jurisdictional basis.

In the jurisdictions in which the Company operates, tax returns cannot be deemed final until they have been audited by the tax authorities or until the statute-of-limitations has expired. The number of open tax years subject to examination varies depending on the tax jurisdiction. In general, the Company has the last four years open to review. The criteria that the tax authorities might adopt in relation to the years open for review could give rise to tax liabilities which cannot be quantified. As of December 31, 2023 there are inspection procedures ongoing in Spain and France but we do not expect a material impact resulting from both procedures.

On December 22, 2022, the EU approved the Minimum Tax Directive (Pillar Two). The Directive requires Member States to transpose the rules into domestic law by December 31, 2023. The main rule of the Directive (so called Income Inclusion Rule or IIR) became effective on December 31, 2023 with the backstop rule (so called Undertaxed Profits Rule or UTPR) becoming effective on or after December 31, 2024. The Directive provides the option for Member States to implement a qualified domestic top-up tax (QDMTT) that operates to increase the domestic tax liability of in-scope MNE groups within a jurisdiction to the minimum effective tax rate of 15% of profits. Spain and France have enacted legislation implementing this Directive. On 20 June 2023, Finance (No.2) Act 2023 was substantively enacted in the UK, introducing a global minimum effective tax rate of 15% in application of the GloBE rules from the OECD. The legislation implements a domestic top-up tax and a multinational top-up tax, effective for accounting periods starting on or after December 31, 2023. There are transitional safe harbors which can apply in certain circumstances which can remove the requirement to do the full detailed calculations for the first 3 years after the effective date.

Based on the UK transitional safe harbor analysis we have performed using our 2022 financial statements and the Country-by-Country Reporting data, according to UK legislation, the Group anticipates that it is not probable that Pillar Two will have a material impact on the group going forward. We are aware that there are several jurisdictions that have substantively enacted a qualifying domestic minimum top up tax that may also include safe harbor rules that may apply differently to the UK legislation. These have not been assessed but will be assessed and monitored by the company on a go-forward basis.

25. Related party transactions and balances

Balances with related parties at December 31 are as follows:

	2023
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	2,772	—	—
Enérgya VM Gestión de la Energía, S.L.	1,658	—	—	2,429
Total	1,658	2,772	—	2,429

	2022
	Receivables		Payables
	Non-Current	Current	Non-Current	Current
	US$'000	US$'000	US$'000	US$'000
Inmobiliaria Espacio, S.A.	—	2,675	—	—
Villar Mir Energía, S.L.U.	1,600	—	—	(10)
Enérgya VM Gestión de la Energía, S.L.	—	—	—	1,800
Total	1,600	2,675	—	1,790

The loan granted to Inmobiliaria Espacio, S.A. accrues a market interest (EURIBOR three-month rate plus 2.75%) and has a maturity in the short-term that is renewed tacitly upon maturity. Unless the parties agree to the repayment, the loan is extended automatically for one year.

The balances with the other related parties arose as a result of the commercial transactions performed with them (see explanation of main transactions below).

Transactions with related parties for the years ended December 31 2023, 2022 and 2021 are as follows:

	2023
	Raw materials	Other
	and energy	Operating
	consumption for production	Expenses
	US$'000	US$'000
Villar Mir Energía, S.L.U.	(18)	1
Enérgya VM Gestión de la Energía, S.L.	35,980	1,137
Other related parties	—	55
Total	35,962	1,193

	2022
	Raw materials	Other
	and energy	Operating
	consumption for production	Expenses
	US$'000	US$'000
Villar Mir Energía, S.L.U.	128,211	1,612
Espacio Information Technology, S.A.U.	—	1,008
Enérgya VM Gestión de la Energía, S.L.	4,506	646
Other related parties	—	101
Total	132,717	3,367

	2021
	Raw materials	Other
	and energy	Operating
	consumption for production	Expenses
	US$'000	US$'000
Villar Mir Energía, S.L.U.	132,566	1,365
Espacio Information Technology, S.A.U.	—	3,266
Enérgya VM Gestión de la Energía, S.L.	—	120
Aurinka	—	111
Other related parties	—	68
Total	132,566	4,930

“Raw Materials and energy consumption for production” of the related parties from Energya VM Gestión de Energía, SLU (“Energya VM”) relates to the purchase of energy from the latter by the Company’s Europe – Manganese Alloys and Europe – Silicon Metals & Silicon Alloys segment. The agreement was assigned from Villar Mir Energía SLU to Energya VM on October 15, 2022. The Company pays Energya VM a service charge in addition to paying for the cost of energy purchase from the market. The contracts allow for the purchase of energy from the grid at market conditions without incurring costs normally associated with operating in the complex wholesale power market, as well as to apply for fixed price arrangements in advance from Energya VM, based on the energy markets for the power, period and profile applied for. The contracts have a term of one year, which can be extended by the mutual consent of the parties to the contract. In January 2021, the contracts were renewed for two years with the possibility to extend it for additional one-year periods unless terminated with thirty days’ notice.

In December 2022, Ferroglobe Spain Metals and Energya VM entered into a Power Purchase Agreement (PPA). Under this PPA, VM Energía would supply to Sabón plant 65 GW on a pay as produced basis during 10 years from the commencement of operation of the Plants. This PPA would cover 10% of the total power consumption of the Sabón plant. The agreement was cancelled in February 2023.

In October 2023, the Company entered into an additional Purchase Price Agreement with Energya VM, effective on November 1, 2023 until June 30, 2027. Energy will be supplied at a fixed price of 77 EUR/MWh on a pay as produced basis (See Note 20).

“Other operating expenses” corresponds to the payment to Energya VM that provides the energy needs of the mining facilities operated by Ferroglobe RAMSA Mining and Ferroglobe Cuarzos Industriales mining in the wholesale power market.

Additionally, in 2022, they also corresponded to the payment to Espacio Information Technology, S.A. (“Espacio I.T.”), who provided information technology and data processing services to Ferroglobe PLC and certain of its direct and indirect subsidiaries pursuant to several contracts. In April 2022, Grupo VM sold its interest in Espacio I.T. so those transactions do not involve a Grupo VM subsidiary and therefore from that date forward should no longer be considered as related party transactions.

26.   Guarantee commitments to third parties and contingent liabilities

Guarantee commitments to third parties

As of December 31, 2023 and 2022, the Company has provided commitments to third parties amounting to $7,249 thousand and $7,905 thousand, respectively. The Company has estimated a remote likelihood for potential loss allowance and has not recorded an associated provision.

Contingent liabilities

In the ordinary course of its business, Ferroglobe is subject to lawsuits, investigations, claims and proceedings, including, but not limited to, contractual disputes and employment, environmental, health and safety matters. Although we cannot predict with certainty the ultimate resolution of lawsuits, investigations, claims and proceedings asserted against it, we do not believe any currently pending legal proceeding to which it is a party will have a material adverse effect on its business, prospects, financial condition, cash flows, results of operations or liquidity.

Stamp Tax litigation procedure

In February 2021, the Central Economic-Administrative Court ruled against the interest of Ferroglobe in a stamp duty litigation procedure initiated in 2015, where the taxpayer is Abanca. Ferroglobe agreed with Abanca that it continues the litigation at the judiciary level by filing an appeal before the Audiencia Nacional. In January 2023, Audiencia Nacional affirmed the stamp duty reassessment against Abanca but voided the proposed penalty of approximately €600 thousand ($663 thousand). Request for appeal for review of the stamp duty reassessment has been filed before the Spanish Supreme Court. As a result of the continuation of this litigation process, with the appropriate granting of bank guarantee by the taxpayer (Abanca), the tax reassessment of approximately €1.4 million ($1.6 million) plus delayed interest is not due at this stage of the process.

Asbestos-related claims

Certain employees of Ferroglobe France, SAS (formerly known as Pechiney Electrometallurgie, S.A. and then known as FerroPem, SAS) may have been exposed to asbestos at its plants in France (Le Giffre which closed in 1993 and Marginac which closed in 2003) in the decades prior to Ferroglobe Group’s purchase of that business in December 2004. During the period in question, PEM was wholly-owned by Pechiney Bâtiments, S.A., which had certain indemnification obligations to Ferroglobe pursuant to the 2004 Share Sale and Purchase Agreement under which Ferroglobe acquired PEM. As of December 31, 2022, approximately 100 such employees have “declared” asbestos-related injury to the French social security agencies. Approximately three quarters of these cases now have been closed. Of the remaining cases, approximately half include assertions of “inexcusable negligence” (“faute inexcusable”) which, if upheld, may lead to material liability in the aggregate on the part of Ferroglobe France. Other employees may declare further asbestos-related injuries in the future, and may likewise assert inexcusable negligence. Litigation against, and material liability on the part of, Ferroglobe France will not necessarily arise in each case, and to date a majority of such declared injuries have been minor and have not led to significant liability on Ferroglobe France’s part. Whether liability for “inexcusable negligence” will be found is determined case-by-case, often over a period of years, depending on the evolution of the claimant’s asbestos-related condition, the possibility that the claimant was exposed while working for other employers and, where asserted, the claimant’s ability to prove inexcusable negligence on PEM’s part. Because of these and other uncertainties, no reliable estimate can be made of Ferroglobe France’s eventual liability in these matters, with exception of three grave cases that were litigated through the appeal process and in which claimants’ assertions of inexcusable negligence were upheld against Ferroglobe France. As of December 31, 2023 and 2022, the Company has recorded $611 thousand and $955 thousand, respectively, in Provisions in the consolidated statements of financial position.

Environmental matters

In August 2023, Ferroglobe Metallurgical USA, Inc. (formerly known as Globe Metallurgical Inc.) entered into Consent Decree with the U.S. Department of Justice and the U.S. Environmental Protection Agency (the “EPA”) to resolve two Notices of Violation/Findings of Violation (“NOV/FOV”) that the EPA issued to the Beverly, Ohio, facility. The first NOV/FOV was issued on July 1, 2015 and alleged certain violations of the Prevention of Significant Deterioration (“PSD”) and New Source Performance Standards provisions of the Clean Air Act associated with a 2013 project performed at the Beverly facility. The second NOV/FOV was issued on December 6, 2016 and alleged opacity exceedances at certain units, the failure to prevent the release of particulate emissions through the use of furnace hoods at a certain unit, and the failure to install Reasonably Available Control Measures (as defined) at certain emission units at the Beverly facility. Pursuant to the terms of the Consent Decree, the Company is required to install additional pollution control equipment, implement other measures to reduce emissions from the facility, including limits on sulfur content in raw materials, as well as pay a civil penalty of $2,639 thousand. The Court entered the Consent Decree on October 12, 2023, and the Company paid the civil penalty on November 6, 2023.

Other legal procedures

In the first quarter of 2023, Ferroglobe Metallurgical USA, Inc. (formerly known as Globe Metallurgical Inc.) reached full and final settlements of civil lawsuits arising out of 2018 incident at the Selma, Alabama, facility in which two employees were injured, one of whom later died.  The Company’s insurer settled those claims for $18,000 thousand and paid the amounts directly.

27.   Income and expenses

27.1 Sales

Sales by geographical area of our customer locations for the years ended December 31 are as follows:

	2023	2022	2021
	US$'000	US$'000	US$'000
Spain	169,390	282,387	251,528
Germany	276,333	442,331	292,774
Other European Countries	199,789	423,002	383,578
USA	670,854	966,161	515,095
Rest of World	333,668	484,035	335,933
Total	1,650,034	2,597,916	1,778,908

27.2 Raw materials and energy consumption for production

Raw materials and energy consumption for production are comprised of the following for the years ended December 31:

	2023	2022	2021
	US$'000	US$'000	US$'000
Purchases of raw materials, supplies and goods	732,661	793,014	581,991
Changes in inventories	83,033	(163,430)	(74,361)
Energy	(28,651)	324,218	351,083
Others	78,556	301,419	325,088
Write-down of raw materials	2,192	12,342	—
Write-down of finished goods	11,495	17,523	1,095
Total	879,286	1,285,086	1,184,896

For the year ended December 31, 2023, the energy cost has been reduced by the ARENH benefit and separate contract received from our French energy provider amounting to $186,211 thousand (See Note 12).

27.3 Other operating income

Other operating income is comprised of the following for the years ended December 31:

	2023	2022	2021
	US$'000	US$'000	US$'000
Energy	—	53,802	—
Carbon dioxide emissions allowances	80,316	88,952	103,044
Others	20,676	4,602	7,041
Total	100,992	147,356	110,085

Carbon dioxide emission allowances arise from the difference between the fair value of the allowances granted and the nominal amount paid. The deferred income is recognized as “other operating income” on a systematic basis on the proportion of the carbon dioxide emitted over total carbon dioxide expected to be emitted for the compliance period on the consolidated income statements (see Note 14). During 2023, the Company has recorded an income related to this totaling $80,316 thousand ($88,952 thousand in 2022 and $103,044 thousand in 2021).

As the Company emits carbon dioxide, it recognizes a provision for its obligation to deliver the carbon dioxide emissions allowances at the end of the compliance period. The provision is remeasured and recorded as an expense at the end of each reporting period at historical cost for the emission rights (allowances). Provision for its obligation to deliver the carbon dioxide emissions is presented in the consolidated income statements.

During the year ended December 31, 2023, the Company recognized an income of $10,164 thousand classified within others, related to a contingent consideration resulting from the agreement entered with Kehlen Industries Management, S.L., for the sale of the hydro-electric assets in 2019.

Energy income in 2022 mainly related to the benefit received from our French energy provider to stop production in Q4 2022.

27.4 Staff costs

The average monthly number of employees (including Executive Directors) was:

	2023	2022	2021
	US$'000	US$'000	US$'000
Directors	9	9	8
Senior Managers	316	288	289
Employees	3,214	3,173	2,997
Total	3,539	3,470	3,294

Refer to the Directors’ Remuneration Report on page 35 of these financial statements for additional information.

Staff costs are comprised of the following for the years ended December 31:

	2023	2022	2021
	US$'000	US$'000	US$'000
Wages, salaries and similar expenses	220,293	232,880	214,374
Pension plan contributions	7,978	7,977	7,571
Employee benefit costs	77,588	73,953	58,972
Total	305,859	314,810	280,917

Share-based compensation

Equity Incentive Plan

On May 29, 2016, the board of Ferroglobe PLC adopted the Ferroglobe PLC Equity Incentive Plan (the “Plan”) and on June 29, 2016 the Plan was approved by the shareholders of the Company. The Plan is a discretionary benefit offered by Ferroglobe PLC for the benefit of selected senior employees of Ferroglobe PLC and its subsidiaries. The Plan’s main purpose is to reward and foster performance through share ownership. Awards under the plan may be structured either as conditional share awards or options with a $nil exercise price (nil cost options) for awards granted prior to 2021, and with a strike of 0.01 for awards granted since 2021. The awards are subject to a service condition of three years from the date of grant in the case of the options granted in 2017, 2018, 2019, 2022 and 2023, and four years from the date of grant in the case of the options granted in 2020, in each case to the extent that performance conditions are satisfied, and subject to continued service with the Company, remain exercisable until the tenth anniversary of their grant date. In the case of the options granted in 2021 the options vest on January 1, 2024.

Details of the Plan awards during the current and prior years are as follows:

Number of awards
Outstanding as of December 31, 2020	3,411,974
Granted during the period	1,307,934
Exercised during the period	(309,462)
Expired/forfeited during the period	(51,010)
Outstanding as of December 31, 2021	4,359,436
Granted during the period	848,710
Exercised during the period	(208,076)
Expired/forfeited during the period	(1,198,364)
Outstanding as of December 31, 2022	3,801,706
Granted during the period	1,044,449
Exercised during the period	(7,986)
Expired/forfeited during the period	(277,576)
Outstanding as of December 31, 2023	4,560,593

Exercisable as of December 31, 2023	336,399

The awards outstanding under the Plan at December 31, 2023 and December 31, 2022 were as follows:

				Fair Value at
Grant Date	Performance Period	Expiration Date	Exercise Price	Grant Date	2023	2022
May 30, 2023	December 31, 2025	May 30, 2033	0.01	$6.64	1,044,449	—
September 22, 2022	December 31, 2024	September 22, 2032	0.01	$8.53	571,134	848,710
September 9, 2021	December 31, 2021	September 9, 2031	0.01	$8.83	1,255,824	1,255,824
December 16, 2020	December 31, 2020	December 16, 2030	nil	$1.23	1,352,788	1,352,788
March 13, 2019	December 31, 2021	March 13, 2029	nil	$2.69	129,824	136,682
June 14, 2018	N/A	June 14, 2028	nil	$9.34	44,650	44,650
March 21, 2018	December 31, 2020	March 21, 2028	nil	$22.56	51,690	52,819
June 20, 2017	December 31, 2019	June 20, 2027	nil	$15.90	—	—
June 1, 2017	N/A	June 1, 2027	nil	$10.96	—	—
June 1, 2017	December 31, 2019	June 1, 2027	nil	$16.77	77,712	77,712
November 24, 2016	December 31, 2018	November 24, 2026	nil	$16.66	32,522	32,521
					4,560,593	3,801,706

The awards outstanding as of December 31, 2023 have a weighted average remaining contractual life of 8.52 years (8.33 years in 2022 and 8.37 years in 2021).

The weighted average share price at the date of exercise for stock options exercised in the year ended December 31, 2023 was $4.92 ($6.46 in 2022 and $5.28 in 2021).

As of December 31, 2023, 4,515,944 of the outstanding awards were subject to performance conditions (3,757,056 awards in 2022 and 4,287,828 awards in 2021). For those awards subject to performance conditions, upon completion of the three-year service period, the recipient will receive a number of shares or nil cost options of between 0% and 200% of the above award numbers, depending on the financial performance of the Company during the performance period. The performance conditions for the shares granted in 2023 can be summarized as follows:

Vesting Conditions
40% based cumulative earnings before interest and tax (EBIT)
40% based on cumulative operational cash flow
20% based on total shareholder return (TSR) relative to a comparator group

There were no performance obligations linked to 44,650 of the outstanding awards at December 31, 2023 (44,650 awards in 2022 and 71,608 awards in 2021). These awards were issued as deferred bonus awards and vested subject to remaining in employment for three years.

Fair Value

The weighted average fair value of the awards granted during the year ended December 31, 2023 was $6.64 ($8.53 and 8.83 in 2021). The Company estimates the fair value of the awards using Stochastic and Black-Scholes option pricing models (Level 3). Where relevant, the expected life used in the model has been adjusted for the remaining time from the date of valuation until options are expected to be received, exercise restrictions (including the probability of meeting market conditions attached to the option), and performance considerations. Expected volatility is calculated over the period commensurate with the remainder of the performance period immediately prior to the date of grant.

The following assumptions were used to estimate the fair value of the awards:

	Grant date
	May 30, 2023	September 22, 2022	September 9, 2021
Grant date share price	$4.50	$5.76	$8.57
Exercise price	0.01	0.01	0.01
Expected volatility	87.7%	94.28%	104,75%
Option life	3.00 years	3.00 years	2.31 years
Dividend yield	—	—	—
Risk-free interest rate	4.13%	4.12%	0.28%
Remaining performance period at grant date (years)	3.00	3.00	2,31
Company TSR at grant date	0,64%	(27.2)%	N/A %
Median comparator group TSR at grant date	10.5	10.5	N/A

The Company’s TSR relative to the median comparator group TSR and median index TSR at grant date may impact the grant date fair value; starting from an advantaged position increases the fair value and starting from a disadvantaged position decreases the fair value.

To model the impact of the TSR performance conditions, we have calculated the volatility of the comparator group using the same method used to calculate the Company’s volatility, using historical data, where available, which matches the length of the remaining performance period grant date.

The Company’s correlation with its comparator group was assessed on the basis of all comparator group correlations, regardless of the degree of correlation, have been incorporated into the valuation model.

For the year ended December 31, 2023, share-based compensation expense related to all non-vested awards amounted to $7,402 thousand, which is recorded in staff costs ($5,836 thousand in 2022 and $3,627 thousand in 2021).

27.5 Other operating expenses

Other operating expenses are comprised of the following for the years ended December 31:

	2023	2022	2021
	US$'000	US$'000	US$'000
Carbon dioxide credit	81,870	100,220	129,267
Services of independent professionals	40,687	74,552	40,891
Freight cost	51,415	78,245	56,941
Insurance premiums	15,506	14,963	11,019
Tax	11,280	15,919	12,892
Other operating expenses	69,332	62,353	45,799
Total	270,090	346,252	296,809

27.6 Depreciation and amortization charges

Depreciation and amortization charges are comprised of the following for the years ended December 31:

	2023	2022	2021
	US$'000	US$'000	US$'000
Amortization of intangible assets (Note 7)	663	725	7,241
Depreciation of property, plant and equipment (Note 8)	72,869	80,834	90,087
Total	73,532	81,559	97,328

27.7 Finance income and finance costs

Finance income is comprised of the following for the years ended December 31:

	2023	2022	2021
	US$'000	US$'000	US$'000
Other finance income	5,422	2,274	253
Total	5,422	2,274	253

Other finance income as of December 31, 2023 is mainly due to the Reinstated Notes repurchases by $1,413 thousand and $1,675 thousand from money market funds.

Finance costs are comprised of the following for the years ended December 31:

	2023	2022	2021
	US$'000	US$'000	US$'000
Interest on debt instruments (Note 18)	24,414	40,913	42,579
Interest on loans and bank borrowings (Note 16 and Note 19)	3,794	9,482	12,584
Interest on leases (Note 17)	1,715	1,587	1,100
Interest on note and bill discounting	127	125	88
Other finance costs	8,743	8,908	92,838
Total	38,793	61,015	149,189

Interest on debt instruments has decreased as of December 31, 2023 due to the partial redemption of the Reinstated Notes by $150.0 million in July 2023 (see Note 18).

At the completion of the comprehensive refinancing, the Company recorded a finance cost of $90,800 thousand for the year ended December 31, 2021 (See Note 18).

27.8 Impairment loss (gain)

Impairment loss (gain) is comprised of the following for the years ended December 31:

	2023	2022	2021
	US$'000	US$'000	US$'000
Impairment of intangible assets (Note 7)	—	—	(1,153)
Impairment of property, plant and equipment (Note 8)	(25,768)	(56,999)	1,663
Impairment of non-current financial assets	478	—	(373)
Impairment loss (gain)	(25,290)	(56,999)	137

28.  Remuneration of key management personnel

The remuneration of the key management personnel (14, 14 and 12 employees for the years ended December 31, 2023, 2022 and 2021 respectively), which comprises the Company’s management committee, during the years ended December 31 is as follows:

	2023	2022	2021
	US$'000	US$'000	US$'000
Fixed remuneration	5,894	5,404	5,244
Variable remuneration	4,492	5,199	1,209
Contributions to pension plans and insurance policies	299	315	373
Share-based compensation	7,402	5,937	3,627
Termination benefits	262	316	119
Other remuneration	18	16	17
Total	18,367	17,187	10,589

During 2023, 2022 and 2021, no loans and advances have been granted to key management personnel.

29.   Financial risk management

Ferroglobe operates in an international and cyclical industry which exposes it to a variety of financial risks such as currency risk, liquidity risk, interest rate risk, credit risk and risks relating to the price of finished goods, raw materials and power.

The Company’s management model aims to minimize the potential adverse impact of such risks upon the Company’s financial performance. Risk is managed by the Company’s executive management, supported by the Risk Management, Treasury and Finance functions. The risk management process includes identifying and evaluating financial risks in conjunction with the Company’s operations and quantifying them by project, region and subsidiary. Management provides written policies for global risk management, as well as for specific areas such as foreign currency risk, credit risk, interest rate risk, liquidity risk, the use of hedging instruments and derivatives, and investment of surplus liquidity.

The financial risks to which the Company is exposed in carrying out its business activities are as follows:

a) Market risk

Market risk is the risk that the Company’s future cash flows or the fair value of its financial instruments will fluctuate because of changes in market prices. The primary market risks to which the Company is exposed comprise foreign currency risk, interest rate risk and risks related to power.

Foreign currency risk

Ferroglobe generates sales revenue and incurs operating costs in various currencies. The prices of finished goods are to a large extent determined in international markets, primarily in USD and Euros. Foreign currency risk is partly mitigated by the generation of sales revenue, the purchase of raw materials and other operating costs being denominated in the same currencies. Although it has done so on occasions in the past, and may decide to do so in the future, the Company does not generally enter into foreign currency derivatives in relation to its operating cash flows. As of December 31, 2023 and December 31, 2022, the Company was not party to any foreign currency forward contracts.

In July 2021, the Company completed a restructuring of its $350,000 thousand of senior unsecured Notes due 2022. This included the issue of additionally $60,000 thousand (which were fully repaid in June 2022) of super senior secured Notes due 2025 (see Note 18) and the repayment of certain existing indebtedness denominated in a number of currencies across its subsidiaries. The Company is exposed to foreign exchange risk as the interest and principal of the Notes is payable in USD, whereas its operations principally generate a combination of USD and Euro cash flows. As of December 31, 2023 the debt balance related to the Reinstated Notes was $154,780 thousand, which has been fully repaid in February 2024.

During the year ended December 31, 2023 and 2022 the Company did not enter into any cross currency swaps.

Foreign currency sensitivity analysis

The Company’s exposure to foreign currency risk arises from the translation of the foreign currency exchange gains and losses on cash and cash equivalents, accounts receivable, accounts payable and inventories that are denominated in foreign currency.

Depreciation or appreciation of the USD by 10% against EUR, CAD and ZAR at December 31, 2023, while all other variables were remained constant, would have increased or (decreased) the net profit before tax of $16,502 thousand ($62,764 thousand in 2022).

Interest rate risk

Ferroglobe is exposed to interest rate risk in respect of its financial liabilities that bear interest at floating rates. These primarily comprise credit facilities (see Note 16) and lease commitments (see Note 17).

During the years ended December 31, 2023 and 2022, the Company did not enter into any interest rate derivatives in relation to its interest bearing credit facilities.

Interest Rate Sensitivity analysis

At December 31, 2023, an increase of 1% in interest rates would have given rise to additional borrowing costs of $604 thousand (2022: $812 thousand).

Power risk

Power generally constitutes one of the larger expenses for most of Ferroglobe’s products. Ferroglobe focuses on minimizing energy prices and unit consumption throughout its operations by concentrating its silicon and manganese-based alloy production during periods when energy prices are lower. In 2023, Ferroglobe’s total power consumption was 5,834 gigawatt-hours (6,431 in 2022), with power contracts that vary across its operations.

In 2023, Ferroglobe has engaged discussions with energy companies to secure Purchasing Power Agreements (“PPAs”) based on Solar and wind generation. Two wind PPAs were signed in 2023 with a total volume of 130 GWh at a fixed price between 77 and 50 EUR/MWh.

Certain of the Company’s subsidiaries have their power needs covered by a three-year agreement ending in 2025. Regulation enacted in 2015 enables French subsidiaries of the Company to benefit from reduced transmission tariffs, interruptibility compensation (an agreement whereby the companies agree to interrupt production in response to surges in demand across the French electricity grid), as well as receiving compensation for indirect carbon dioxide costs under the EU Emission Trading System (ETS) regulation.

Power Risk Sensitivity analysis

At December 31, 2023 a 10% change in total power consumption would yield a $22,333 thousand increase or (decrease) in our energy expenditures and resulting opposite impact to net profit before tax.

b)	Credit risk

Credit risk refers to the risk that a customer or counterparty will default on its contractual obligations resulting in financial loss. The Company’s main credit risk exposure related to financial assets is set out in Note 9 and includes trade and other receivables and other financial assets.

Trade and other receivables consist of a large number of customers, spread across diverse industries and geographical areas. The Company has established policies, procedures and controls relating to customer credit risk management. Ongoing credit evaluation is performed on the financial condition of accounts receivable and, where appropriate, the Company insures its trade receivables with reputable credit insurance companies.

Since October 2020, the Company entered into a factoring program where the receivables of some of the Company’s French and Spanish entities are prefinanced by a factor (see Note 9 and 16). In February 2022, Ferroglobe Spain Metals (formerly Grupo FerroAtlántica, S.A.U) signed an additional factoring agreement with Bankinter.

c)	Liquidity risk

The purpose of the Company’s liquidity and financing policy is to ensure that the Company keeps sufficient funds available to meet its financial obligations as they fall due. Changes in financial assets and liabilities are monitored on an ongoing basis.

As of December 31, 2023 and 2022, Ferroglobe had restricted cash and cash and cash equivalents of $137,649 thousand and $322,943 thousand, respectively. As of December 31, 2023, the Company’s total outstanding debt is $310,998 thousand, consisting of $61,535 thousand in short-term, including the current portion of long-term debt and $249,463 in long-term debt.

The Company’s main sources of financing are as follows:

•	In 2021, the Company exchanged 98.6% of its 350 million 9.375% senior unsecured notes due in March 2022 (“Old Notes") for total consideration of $1,000 of principal amount, which is comprised of (i) $1,000 aggregate principal amount of the new 9.375% senior secured notes due in 2025 (the “Reinstated Senior Notes”) plus (ii) cash amount to $51.6 million, which the Company’s Parent applied as cash consideration for a subscription of new ordinary shares of the Company.

The Company issued $60.0 million in new 9% senior secured notes due in 2025 (“Super Senior Notes”). In July 2022, the Super Senior Notes were redeemed at 100% of the principal amount thereof plus accrued interest.

In July 2023, the Company via its subsidiary issuers of the 9.375% Senior Secured Notes due 2025 (the “Notes”) partially redeemed such Notes at 102.34375% of the principal amount plus accrued interest. The issuers elected to redeem an aggregate principal amount of $150.0 million of the Notes plus accrued and unpaid interest of $14.0 million.

•	In 2016, a Company subsidiary entered into a loan agreement with the Spanish Ministry of Industry, Tourism and Commerce (the “Ministry”) to borrow an aggregate principal amount of €44.9 million ($50.2 million) in connection with the industrial development projects relation to a silicon purification project at an annual interest rate of 3.6%. The Company is required to repay this loan in seven instalments commencing in 2023 and to be completed by 2030.

•	In October 2020, the Company signed a new factoring agreement with a financial institution for anticipating the collection of receivables of the Company’s European subsidiaries. During 2023, the factoring agreement provided upfront cash consideration of $431,274 thousand ($835,388 thousand in 2022). The Company has repaid $454,576 thousand ($863,192 thousand in 2022), showing at December 31, 2023, an on-balance sheet bank borrowing debt of $30,683 thousand (2022: $$56,157 thousand), see Note 9 and 16.

•	In June 2022, a Company subsidiary entered into a five-year, $100 million asset-based revolving credit facility (the “ABL Revolver”), with the Bank of Montreal as lender and agent. The maximum amount available under the ABL Revolver is subject to a borrowing base test comprising North American inventory and accounts receivable.

•	In 2020, a Company subsidiary entered into a loan agreement with BNP Paribas to borrow an aggregate principal amount, interest-free, of €4.5 million ($5.3 million), to finance Company’s activities in France. The French government guaranteed the loan in line with special measures taken in response to the COVID-19 pandemic. The loan is to be repaid by 2026. The Company is liable for a fee of 0.5% equal based on the total borrowed capital.

•	In 2020, a Company subsidiary entered into a loan agreement with Investissement Québec to borrow an aggregate principal amount, interest-free, of $7.0 million to finance its capital expenditures activities in Canada. The loan is to be repaid over a seven-year period, with payments deferred for the first three years from inception of the loan.

•	In March 2022, Ferroglobe Spain Metals (formerly Grupo FerroAtlántica) and Ferroglobe Corporate Services (formerly Grupo FerroAtlántica de Servicios) (together the “Beneficiaries”) and the Sociedad Estatal de Participaciones Industriales (“SEPI”), a Spanish state-owned industrial holding company affiliated with the Ministry of Finance and Administration, entered into a loan agreement of €34.5 million ($38.3 million). This loan is part of the SEPI fund intended to provide assistance to non-financial companies operating in strategically important sectors within Spain as a result of the COVID-19 pandemic.

Quantitative information

i.	Interest rate risk:

At December 31, the Company’s interest-bearing financial liabilities were as follows:

	2023
	Fixed rate	Floating rate	Total
	U.S.$'000	U.S.$'000	U.S.$'000
Bank borrowings (Note 16)	15,865	30,683	46,548
Obligations under leases (Note 17)	—	28,387	28,387
Tolling agreement lease liability (Note 22)	37,863	—	37,863
Debt instruments (Note 18)	154,780	—	154,780
Other financial liabilities (Note 19)	57,218	20,224	77,442
	265,726	79,294	345,020

	2022
	Fixed rate	Floating rate	Total
	U.S.$'000	U.S.$'000	U.S.$'000
Bank borrowings (Note 16)	16,857	60,976	77,833
Obligations under leases (Note 17)	—	21,871	21,871
Debt instruments (Note 18)	343,442	—	343,442
Other financial liabilities (Note 19)	80,388	18,273	98,661
	440,687	101,120	541,807

ii.	Liquidity risk:

The table below summarizes the Company’s financial liabilities to be settled by the Company based on their maturity as of December 31, 2023, based on contractual undiscounted payments. The table includes both interest and principal cash flows. The table below assumes that the principal will be paid at maturity date.

	2023
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	31,635	—	1,683	13,230	46,548
Leases	9,240	6,413	10,897	11,939	38,489
Debt instruments	19,692	168,705	—	—	188,397
Financial loans from government agencies	14,653	51,243	15,444	3,586	84,926
Payables to related parties	2,198	—	—	—	2,198
Payable to non-current asset suppliers	9,791	336	—	—	10,127
Contingent consideration	400	983	677	—	2,060
Tolling agreement liability	3,683	7,366	11,049	114,172	136,270
Trade and other payables	183,375	—	—	—	183,375
	274,667	235,045	39,750	142,927	692,389

	2022
	Less than 1 year	Between 1-2 years	Between 2-5 years	After 5 years	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings	62,059	—	2,544	13,230	77,833
Leases	8,928	7,349	6,888	—	23,166
Debt instruments	32,439	423,235	—	—	455,674
Financial loans from government agencies	61,796	4,336	41,239	2,792	110,163
Payables to related parties	1,790	—	—	—	1,790
Payable to non-current asset suppliers	4,149	183	—	—	4,332
Contingent consideration	1,945	3,930	1,257	—	7,132
Tolling agreement liability	3,555	7,110	10,665	113,759	135,089
Trade and other payables	219,666	—	—	—	219,666
	396,327	446,143	62,593	129,781	1,034,845

Additionally, as of December 31, 2023, the Company has long-term power purchase commitments amounting to $434,507 thousand ($526,841 thousand in 2022), which represents minimum charges that are enforceable and legally binding, and do not represent total anticipated purchase.

Debt instruments for the Reinstated Notes, and the Reindus and the SEPI loans classified as financial loans from government agencies have early redemption options.

Changes in liabilities arising from financing activities

The changes in liabilities arising from financing activities during the year ended December 31, 2023 and 2022 were as follows:

	January 1, 2023	Changes from financing cash flows	Effect of changes in foreign exchange rates	Interest expenses	Other changes	December 31, 2023
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings (Note 16)	77,833	(26,798)	1,716	2,568	(8,771)	46,548
Obligations under leases (Note 17)	21,871	(11,363)	403	1,715	15,761	28,387
Debt instruments (Note 18)	343,442	(209,245)	—	22,989	(2,406)	154,780
Financial loans from government agencies (Note 19)	98,661	(23,740)	2,565	4,847	(4,891)	77,442
Tolling agreement lease liability (Note 22)	36,665	(3,604)	1,318	3,484	—	37,863
Total liabilities from financing activities	578,472	(274,750)	6,002	35,603	(307)	345,020
Other amounts paid due to net financing activities		(7,397)
Net cash (used) in financing activities		(282,147)

	January 1, 2022	Changes from financing cash flows	Effect of changes in foreign exchange rates	Changes in fair values	Interest expenses	Other changes	December 31, 2022
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Bank borrowings (Note 16)	98,967	(24,529)	(5,991)	—	3,185	6,201	77,833
Obligations under leases (Note 17)	18,358	(11,590)	(750)	—	1,587	14,266	21,871
Debt instruments (Note 18)	440,297	(136,260)	—	190	34,404	4,811	343,442
Financial loans from government agencies (Note 19)	67,013	35,924	(5,289)	—	5,239	(4,226)	98,661
Total liabilities from financing activities	624,635	(136,455)	(12,030)	190	44,415	21,052	541,807
Other amounts paid due to net financing activities		(4,003)
Net cash (used) in financing activities		(140,458)

30.   Fair value measurement

Fair value of assets and liabilities that are measured at fair value on a recurring basis

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities that are carried at fair value in the statement of financial position:

	December 31, 2023
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Other financial assets (Note 9):
Listed equity securities	1,080	1,080	—	—
Other financial liabilities (Note 20):
Derivative financial assets - PPA	7,413	—	7,413	—
Derivative financial liabilities - PPA	(699)	—	(699)	—
Other obligations (Note 22):
Contingent consideration in a business combination	(1,732)	—	—	(1,732)

	December 31, 2022
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
	US$'000	US$'000	US$'000	US$'000
Other financial assets (Note 9):
Listed equity securities	936	936	—	—
Other obligations (Note 22):
Contingent consideration in a business combination	(5,838)	—	—	(5,838)

A reconciliation of the beginning and ending balances of all liabilities at fair value on recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2023, presented as follows:

Total
Fair value at December 31, 2020	(16,632)
Changes in fair value through profit or loss	(13,168)
Payments	3,273
Fair value at December 31, 2021	(26,527)
Changes in fair value through profit or loss	1,758
Payments	18,931
Fair value at December 31, 2022	(5,838)
Changes in fair value through profit or loss	(717)
Payments	4,823
Fair value at December 31, 2023	(1,732)

31.   Other disclosures

Restricted Net Assets

Certain of our entities are restricted from remitting certain funds to us in the form of cash dividends or loans by a variety of, contractual requirements. These restrictions are related to standard covenant requirements included in our bank borrowings and debt instruments, such as the SEPI loan and the ABL Revolver. Additionally, the Company has certain restrictions in its partnerships with Dow Silicones Corporation. Consequently, net assets from Ferroglobe subsidiaries Ferroglobe USA Inc (formerly Globe Specialty Metals, Inc.), and other subsidiaries in the U.S.A, Ferroglobe Canada (formerly QSIP Canada ULC), Ferroglobe Spain Metals (formerly Grupo Ferroatlántica) and the partnerships with Dow are restricted. Please refer to Notes 9, 16 and 19 for further details of these restrictions.

As of December 31, 2023 and 2022 the restricted net assets of the Ferroglobe Group’s subsidiaries were $328,572 thousand and $496,983 thousand, respectively. The Company performed a test on the restricted net assets of combined subsidiaries in accordance with Securities and Exchange Commission Regulation rule 5-04 (c) ‘what schedules are to be filed’ and concluded the restricted net assets exceed 25% of the consolidated net assets of the Company at December 31, 2023 and 2022. Therefore the separate condensed financial statements, as per SEC rule S-X 12-04, of Ferroglobe PLC are presented as Appendix I to these consolidated financial statements.

Additionally, the Super Senior Notes restricts the ability of Ferroglobe PLC to pay dividends.

32.   Events after the reporting period

Management has evaluated subsequent events after the balance sheet date, through the issuance of these consolidated financial statements, for appropriate accounting and disclosures.

Full redemption of the Company’s remaining 9.375% Senior Secured Notes Due 2025

In February 2024, the Company completed the full redemption of the 9.375% Senior Secured Notes due 2025 at 102.34375% of the principal amount plus accrued interest. The issuers elected to redeem an aggregate principal amount of $147,624 thousand of the Notes, the entire amount outstanding as of the redemption date, plus accrued and unpaid interest and call premium of $4,075 thousand. The Notes were fully redeemed from the Company’s cash and cash equivalents.

Dividend payment

In March 2024, the Company distributed dividends to its ordinary shareholders totaling $2,428 thousand.

PARENT COMPANY BALANCE SHEET

AS OF DECEMBER 31, 2023 AND 2022

Thousands of U.S. Dollars

		December 31, 2023	December 31, 2022 (*)
	Notes	US$'000	US$'000
ASSETS
Non-current assets
Investment in subsidiaries	3	645,088	629,284
Intangible assets	7	—	522
Property, plant and equipment	8	462	449
Loans receivable from subsidiaries	4	54,959	143,265
Trade and other receivables from subsidiaries	4	—	8,150
Total non-current assets		700,509	781,670

Current assets
Trade and other receivables	4	1,443	797
Trade and other receivables from subsidiaries	4	37,932	99,003
Other current assets		390	435
Cash and cash equivalents		227	605
Total current assets		39,992	100,840
Total assets		740,501	882,510
EQUITY AND LIABILITIES
Equity
Share capital		1,964	1,964
Share Premium		75,073	75,073
Other reserves	6	(226,815)	(234,031)
Retained earnings		739,524	734,095
Total equity		589,746	577,101

Non-current liabilities
Lease liabilities	9	406	372
Loans payable from subsidiaries	5	37,999	179,111
Other liabilities		198	11
Total non-current liabilities		38,603	179,494

Current liabilities
Lease liabilities	9	126	550
Trade and other payables	5	2,365	10,634
Loans payable from subsidiaries	5	67,903	67,903
Trade and other payables from subsidiaries	5	41,652	46,610
Current income tax liabilities		—	115
Other current liabilities		106	103
Total current liabilities		112,152	125,915
Total equity and liabilities		740,501	882,510

(*) Restated – see note 4

Notes 1 to 11 are an integral part of these financial statements.

The Company reported a profit for the financial year ended December 31, 2023, of $5,429 thousand (2022: loss of $40,436 thousand.)

The current year profit is after recognition of:

-	a credit of $8,217 thousand to correct the accounting for share-based payment arrangements related to subsidiaries in previous years. This amount was previously recognized as an expense whereas it should have been recognized as an increase in the investments in subsidiary (see Note 3); and

-	recognition of previously unrecognized interest income amounting to $19,428 thousand on a loan receivable from subsidiary for FY 2021 and FY 2022 – see note 4.

The directors do not consider the effects of these matters to be material to the Parent Company prior period financial statements of Ferroglobe PLC, and accordingly have been corrected in the current year.

For the year ending 31 December 2023 the following subsidiaries of Ferroglobe PLC were entitled to exemption from audit under s479A of the Companies Act 2006 relating to subsidiary companies:

Subsidiary Name	Companies House Registration Number
Ferroglobe Finance Company PLC Ferroglobe Holding Company Ltd	13353128 13347942

Ferroglobe PLC has provided parental guarantee for the debts and liabilities of the UK subsidiaries described above at the balance sheet date in accordance with section 479C of the Companies Act 2006. The Company has assessed the probability of loss under these guarantees as remote.

The financial statements of Ferroglobe PLC with registration number 9425113 were approved by the Board and authorized for issue on May 20, 2024.

Signed on behalf of the Board.

Dr. Marco Levi

Director

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY FOR 2023 AND 2022
Thousands of U.S. Dollars

	Equity attributable to equity holders of the Company
	Share capital	Share Premium	Other reserves	Result for the year	Retained earnings	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at December 31, 2021	1,964	75,073	(239,855)	—	774,531	611,712
Share-based compensation	—	—	5,825		—	5,825
Comprehensive (loss) income for the year	—	—	—	(40,436)	—	(40,436)
Transfer of the year loss				40,436	(40,436)	—
Balance at December 31, 2022	1,964	75,073	(234,031	—	734,095	577,101
Share-based compensation	—	—	7,216	—	—	7,216
Comprehensive (loss) income for the year	—	—	—	5,429	—	5,429
Transfer of the year loss	—	—	—	(5,429)	5,429	—
Balance at December 31, 2023	1,964	75,073	(226,815)	—	739,524	589,746

Notes 1 to 11 are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

1.	Significant accounting policies

Ferroglobe PLC is a public limited company incorporated in the United Kingdom on February 5, 2015. The Company’s registered office is 5 Fleet Place, London EC4M 7RD (United Kingdom).

Ferroglobe PLC is the parent company of Ferroglobe group, which is among the world’s largest producers of silicon metal and silicon-based alloys, important ingredients in a variety of industrial and consumer products. The Company’s customers include major silicone chemical, aluminum and steel manufacturers, auto companies and their suppliers, ductile iron foundries, manufacturers of photovoltaic solar cells and computer chips, and concrete producers.

The separate financial statements of the Company are presented as required by the Companies Act 2006. The Company meets the definition of a qualifying entity under FRS 100 (Financial Reporting Standard 100) issued by the Financial Reporting Council (the “FRC”). In the year ended December 31, 2022 the Company prepared its financial statements in accordance with in accordance with UK-adopted international accounting standards. . In the year ended December 31, 2023 the Company has elected to adopt FRS 101 as issued by the FRC. Accordingly, the financial statements have therefore been prepared in accordance with FRS 101 (Financial Reporting Standard 101) Reduced Disclosure Framework as issued by the FRC incorporating the Amendments to FRS 101 issued by the FRC in July 2015 and July 2016.

In the transition to FRS 101, the Company has applied IFRS 1, as amended by FRS 101, whilst ensuring that its assets and liabilities are measured in compliance with FRS 101. Accordingly, the Company has prepared financial statements that comply with FRS 101 applicable for the year ended December 31, 2023, together with the comparative period data for the year ended December 31, 2022. On transition to FRS 101 no GAAP differences arose except for the reduced disclosures.

As permitted by FRS 101, the Company has taken advantage of the disclosure exemptions available under that standard in relation to share-based payment, financial instruments, capital management, presentation of comparative information in respect of certain assets, presentation of a cash flow statement, certain related party transactions and the requirements of paragraphs 30 and 31 of IAS 8 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ in relation to standards not yet effective. Where required, equivalent disclosures are given in the consolidated financial statements. The Company also has taken exemption from presenting the Parent Company Profit & Loss account in accordance with section 408 of Companies Act 2006.

The financial statements have been prepared on the historical cost basis except for the re-measurement of certain financial instruments to fair value. The principal accounting policies adopted are the same as those set out in Notes 3 and 4 to the consolidated financial statements except as noted below.

Investment in subsidiaries and impairment

Investment in subsidiaries is stated at cost less, where appropriate, provisions for impairment. At each balance sheet date, the Company reviews the carrying amount of its investments to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of the fair value less costs to sell and the value in use. In assessing value in use, the estimated future cash flows are discounted to the present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Share-based compensation

The Company operates a share-based compensation plan with certain equity and cash-settlement options for its subsidiaries. The subsidiary that receives the services from the given employee who is granted share based options recognizes share-based compensation expense based on the estimated grant date fair value of share-based awards using a Black-Scholes option pricing model. The Company recognizes an increase in equity and the corresponding debit as a contribution to the subsidiary. If the terms of an award are modified in a manner that affects both the fair value and vesting of the award, the total amount of remaining unrecognized compensation cost (based on the grant-date fair value) and the incremental fair value of the modified award are recognized over the amended vesting period.

Impact of new International Financial Reporting Standards

There are no new or amended standards or interpretations adopted during the year that have a significant impact on the financial statements.

Currency

Ferroglobe PLC functional currency is U.S. Dollars.

Going concern

The financial statements for the period ended December 31, 2023 have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company is supported by the Group, who has generated positive cash flows in fiscal year 2023 and anticipates generating sufficient cash from operations to satisfy its short and long-term liquidity needs.

The directors note that the Company’s going concern position is directly linked to that of the Group and those conclusions are set out within note 3.1 of the Group’s Consolidated Financial Statements on page 79. Considering the above, the directors have a reasonable expectation that the Company will continue in operational existence for at least 12 months from the date of signing the financial statements. The Company therefore continues to adopt the going concern basis in preparing its financial statements,

Critical accounting judgements and key sources of estimation uncertainty

In the application of the Company's accounting policies, the directors are required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

In the current year there are no critical accounting estimates or judgements that have a significant risk of causing a material adjustment to the carrying amounts of the assets and liabilities within the next financial year.

3.    Investment in subsidiaries

The Company’s investments at the balance sheet date in the share capital of its subsidiaries include the following:

Company	Country	Ownership	Currency	Purpose
Ferroglobe Holding Company, LTD	United Kingdom	100%	USD	Electrometallurgy

Investments in subsidiaries are stated at cost less provision for impairments and the Directors believe that the carrying value of the investments is supported by their underlying net assets recoverable value.

The change in carrying value of investments is as follows:

	2023	2022
	US$'000	US$'000
Cost:
At January 1	629,284	629,284
Additions	15,804	—
At December 31	645,088	629,284
Net book Value at December 31	645,088	629,284

Additions during fiscal year 2023 relate to share-based awards granted by Ferroglobe PLC, as the parent company of the Ferroglobe PLC group, to the employees of its subsidiaries. These awards are treated as a contribution to the subsidiary.

The following are the main trading subsidiaries of the Company:

	Percentage of ownership
Name	Direct	Indirect	Country of incorporation	Nature of the business
Ferroglobe Spain Metals, S.A.U. (formerly Grupo FerroAtlántica, S.A.U.)	—	100.0	Spain (1)	Electrometallurgy
Ferroglobe France SAS (formerly FerroPem, S.A.S.) (*)	—	100.0	France (2)	Electrometallurgy
Ferroglobe South Africa (Pty) Ltd (formerly Silicon Smelters (Pty.), Ltd.) (*)	—	100.0	South Africa (3)	Electrometallurgy
Ferroglobe U.S.A, Inc (formerly Globe Specialty Metals, Inc.)	—	100.0	United States of America (4)	Electrometallurgy
Ferroglobe U.S.A Metallurgical, Inc. (formerly Globe Metallurgical Inc.) (**)	—	100.0	United States of America (4)	Electrometallurgy
WVA Manufacturing, LLC (**)	—	100.0	United States of America (5)	Electrometallurgy
Quebec Silicon LP (**)	—	100.0	Canada (6)	Electrometallurgy
Ferroglobe Argentina, S.R.L (formerly Globe Metales S.R.L) (**)	—	100.0	Argentina (7)	Electrometallurgy
Ferroglobe Mangan Norge AS (*)	—	100.0	Norway (8)	Electrometallurgy
Ferroglobe Manganese France SAS (*)	—	100.0	France (9)	Electrometallurgy
Ferroglobe Monzón, S.L. (formerly Ferroatlántica del Cinca, S.L.) (*)	—	100.0	Spain (1)	Electrometallurgy
Ferroglobe Finance Company, PLC	—	100.0	United Kingdom (10)	Electrometallurgy
Ferroglobe Holding Company, LTD.	100.0	—	United Kingdom (10)	Electrometallurgy

(*) Investment held through Ferroglobe Spain Metals

(**) Investment held through Ferroglobe USA

Registered Offices:

1.	Pº Castellana, Nº 259-D Planta 49ª, 28046, Madrid, Spain
2.	517, Av. de la Boisse., Chambery, France
3.	Beyersnek Road Po Box 657, Polokwane, 0700 ZA, South Africa
4.	1595 Sparling Road, Waterford OH 45786, United States
5.	Route 60 East, Alloy WV 25002, United States
6.	6500 Rue Yvon-Trudeau, Becancour Québec G9H 2V8, Canada
7.	Pico 1641 - Floor 8th - Rooms A and C, Buenos Aires, Argentina
8.	Mo Industripark, 8624 Mo-i-Rana, Norway
9.	Route De L’Ecluse de Mardyck, 59792, Grande Synthe, France
10.	The Scalpel, 18th Floor, 52 Lime Street, London, United Kingdom, EC3M 7AF

Further information about subsidiaries, including disclosures about non-controlling interests, is provided in Note 2 to the consolidated financial statements.

4.    Trade and other receivables

	2023			2022 (*)
	Non-current	Current	Total	Non-current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Loans receivable from subsidiaries	54,959	—	54,959	143,265	—	143,265
Amounts receivable from subsidiaries	—	46,964	46,964	8,150	102,041	110,191
Less – allowance for doubtful debts	—	(9,032)	(9,032)	—	(3,038)	(3,038)
VAT recoverable	—	1,443	1,443	—	797	797
Total	54,959	39,375	94,334	151,415	99,800	251,215

(*) Restated

Current amounts due from subsidiaries are repayable on demand and are non-interest bearing.

Non-current loan receivable from subsidiaries of $3,250 thousand bear interest at a rate of 9.32% per annum.

During the year, the Company identified that an intercompany restructuring program in FY 2021 had not been accounted appropriately to reflect the novation of the intercompany balances through a loan notes issued by a subsidiary. Accordingly, the Company has restated the following balances:

-	at 1 January 2022 and December 2022 Amounts receivable from subsidiaries (non-current) was overstated by $112 million and amounts receivable from subsidiaries (current) was overstated by $19 million;

-	at 1 January 2022 a Trade and other payables from subsidiaries (current) was overstated by $131 million and at December 2022 Trade and other payables from subsidiaries (non-current) was overstated by $4.6 million and Trade and other receivables from subsidiaries (current) was overstated by $126.4 million.

The Company has restated the intercompany balances as at 31 December 2022 as a result.

The loan note receivable of $51.7 million has been presented within non-current assets as the directors do not expect to realize this balance within 12 months from the balance sheet date.

Loans receivable from subsidiaries (non-current) amounting to $143.3 million were reclassified in 2022 from non-current amounts receivable from subsidiaries for better presentation.

The loan notes bear interest at a rate of 9.38% per annum. It was also identified that this interest income had not been recognized in 2021 or 2022. The previously unrecognized income totaling $19,428 thousand has been recognized in the current year profit and loss account as the directors do not consider the effects of the interest income to be material to the prior period financial statements.

The contractual maturity of loans receivables from subsidiaries at December 31, 2023, is as follows:

Amount
US$'000
Due in 2025	51,709
Due in 2026	3,250
Total	54,959

The changes in the allowance for doubtful debts during 2023 and 2022 were as follows:

Allowance
US$'000
Balance at January 1, 2022	2,492
Impairment losses recognized	546
Balance at December 31, 2022	3,038
Impairment losses recognized	5,994
Balance at December 31, 2023	9,032

5.    Trade and other payables

	2023			2022 (*)
	Non-current	Current	Total	Non-current	Current	Total
	US$'000	US$'000	US$'000	US$'000	US$'000	US$'000
Loans payable to subsidiaries	37,999	67,903	105,902	179,111	67,903	247,014
Amounts payable to subsidiaries	—	41,652	41,652	—	46,610	46,610
Trade payables	—	2,365	2,365	—	10,634	10,634
Total	37,999	111,920	149,919	179,111	125,147	304,258

(*) Restated – refer note 4

Loans payable to subsidiaries (current) amounting to $67,903 thousand in 2022 were reclassified from current amounts payable to subsidiaries for better presentation.

Loans payable to subsidiaries include fixed rate interest of 9.32% per annum bearing loans of $105,902 thousand (2022: $247,014 thousand).

The contractual maturity of loans payables to subsidiaries at December 31, 2023, is as follows:

Amount
US$'000
Due in 2024	67,903
Due in 2025	10,304
Due in 2026	27,695
Total	105,902

6.    Shareholders’ funds

The change in other reserves is as follows:

	Other reserves
	Merger reserve	Share-based payment	Own shares	Total
	US$'000	US$'000	US$'000	US$'000
Balance at December 31, 2020	(280,023)	11,499	(11,932)	(280,456)
Issued share capital	—	—	—	—
Share-based compensation	—	3,625	—	3,625
Effect of change in functional currency	37,403	(2,020)	1,593	36,975
Balance at December 31, 2021	(242,620)	13,104	(10,339)	(239,856)
Share-based compensation	—	5,825	—	5,825
Balance at December 31, 2022	(242,620)	18,929	(10,339)	(234,031)
Share-based compensation	—	7,216	—	7,216
Balance at December 31, 2023	(242,620)	26,145	(10,339)	(226,815)

7.    Intangible assets

The detail of intangible assets, net of the related accumulated depreciation and impairment in 2023 and 2022 is as follows:

		Accumulated
	Software	Depreciation	Impairment	Total
	US$'000	US$'000	US$'000	US$'000
Balance at December 31, 2021	—	—	—	—
Additions	522	—	—	522
Disposals	—	—	—	—
Depreciation charge for the year	—	—	—	—
Balance at December 31, 2022	522	—	—	522
Disposals	(522)			(522)
Balance at December 31, 2023	—	—	—	—

The additions in 2022 related to the development of a cybersecurity software. In 2023 the asset was transferred to another group subsidiary.

8.    Property, plant and equipment

The detail of property, plant and equipment, net of the related accumulated depreciation and impairment in 2023 and 2022 is as follows:

	Leased Land	Leased Plant
	and Buildings	and Machinery	Accumulated Depreciation	Impairment	Total
	US$'000	US$'000	US$'000	US$'000	US$'000
Balance at December 31, 2021	2,192	4	(824)	(1,267)	105
Additions	334	—	(104)	—	230
Disposals	—	—	94	—	94
Impairment	—	—	—	—	—
Exchange differences	—	—	9	11	20
Balance at December 31, 2022	2,526	4	(825)	(1,256)	449
Additions	164	—	(123)	—	(41)
Disposals	(425)	(4)	(26)	429	(26)
Transfers	—	—	—	—	—
Impairment	—	—	—	—	—
Exchange differences	—	—	(2)	—	(2)
Balance at December 31, 2023	2,265	—	(976)	(827)	462

During 2023 the Company recognized an addition of $164 thousand in relation to a modification of the lease rent for the London office.

During 2022 the Company recognized an addition of $334 thousand in relation to the new lease for the London office.

9.    Leases

Lease obligations comprise the following at December 31:

	2023	2022
	US$'000	US$'000
Balance as at January, 1	922	524
Additions	164	334
Disposals	(403)	—
Interest	51	4
Lease payments	(149)	(123)
Exchange differences	(53)	183
Balance as at December, 31	532	922

Analysed as:
Current	126	550
Non-current	406	372

10.    Auditor’s remuneration

Fee’s payable to the Company’s auditor for the audit of the Parent Company’s annual financial statements was £350,000 (2022: £403,956).

The following table shows the fees for audit and other services provided by Company’s Statutory auditors and its associates for the years ended 31 December 2023 and 2022 (in US$ '000):

($ thousands)	2023	2022
Group audit fees	4,372	5,277
Audit of subsidiaries	1,397	1,458
Audit Fees	5,769	6,735
Audit-Related Fees	—	59
Tax Fees	—	34
All Other Fees	—	4
Total Fees	5,769	6,832

11.    Events after the reporting period

Management has evaluated subsequent events after the balance sheet date, through the issuance of these Parent Company financial statements, for appropriate accounting and disclosures.

Full redemption of the Group’s remaining 9.375% Senior Secured Notes Due 2025

In February 2024, the group completed the full redemption of the 9.375% Senior Secured Notes due 2025 at 102.34375% of the principal amount plus accrued interest. The issuers elected to redeem an aggregate principal amount of $147,624 thousand of the Notes, the entire amount outstanding as of the redemption date, plus accrued and unpaid interest and call premium of $4,075 thousand. The Notes were fully redeemed from the Group’s cash and cash equivalents.

Dividend payment

In March 2024, the Company distributed dividends to its ordinary shareholders totaling $2,428 thousand.

Appendix 1 -  Non-IFRS financial metrics (unaudited)

Adjusted EBITDA, Adjusted EBITDA margin, Working Capital, Free Cash Flow, Net Debt, Net Debt to total assets and Net Debt to Capital are non-IFRS financial metrics that Ferroglobe utilizes to measure its success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

Adjusted EBITDA

	2023	2022
	US$'000	US$'000
Profit attributable to the parent	82,662	440,314
Profit attributable to non-controlling interest	15,816	3,514
Income tax (benefit) expense	57,540	147,983
Net finance expense	33,371	58,741
Depreciation and amortization charges, operating allowances and write-downs	73,532	81,559
EBITDA	262,921	732,111
Exchange differences	7,551	9,995
Impairment loss	25,290	56,999
Restructuring and termination costs	5,535	9,315
New strategy implementation	973	29,032
Subactivity	12,589	9,449
PPA Energy	339	—
Prior period (loss)	—	13,105
Adjusted EBITDA	315,198	860,006

Adjusted EBITDA Margin

	2023	2022
	US$'000	US$'000
Adjusted EBITDA	315,198	860,006
Sales	1,650,034	2,597,916
Adjusted EBITDA Margin	19.1%	33.1%

Working Capital

	2023	2022
	US$'000	US$'000
Inventories	383,841	500,080
Trade and other receivables	310,243	425,474
Trade and other payables	(183,375)	(219,666)
Working Capital	510,709	705,888

Free Cash Flow

	2023	2022
	US$'000	US$'000
Net cash provided by operating activities	178,372	405,018
Payments for property, plant and equipment	(83,679)	(52,147)
Free Cash Flow	94,693	352,871

Adjusted Gross Debt(*)

	2023	2022
	US$'000	US$'000
Bank borrowings	15,865	16,857
Debt instruments	154,780	343,442
Other financial liabilities	81,283	98,661
Adjusted Gross Debt	251,928	458,960

(*) Adjusted gross debt excludes bank borrowings on factoring program and impact of leasing standard IFRS16

Net Debt

	2023	2022
	US$'000	US$'000
Bank borrowings(1)	15,865	16,857
Debt instruments	154,780	343,442
Other financial liabilities	81,283	98,661
Non-current restricted cash and cash equivalents	—	(2,133)
Current restricted cash and cash equivalents	(1,179)	(2,875)
Cash and cash equivalents	(136,470)	(317,935)
Net Debt	114,279	136,017

(1) Bank borrowings exclude factoring programs

Capital

	2023	2022
	US$'000	US$'000
Net Debt	114,279	136,017
Equity	869,886	756,813
Capital	984,165	892,830